







2023 ANNUAL REPORT

Expanding Reach





2023 Highlights

AWARDED SIGNIFICANT GOVERNMENT SERVICES CONTRACT

~€670MM 10-YEAR CONTRACT SIGNED WITH IRISH COAST GUARD

AWARDED SIGNIFICANT OFFSHORE ENERGY CONTRACTS IN

NORWAY AND BRAZIL

YOY INCREASE IN OPERATING REVENUES

+8%

ADJUSTED EBITDA (USD)

$171MM (+24% INCREASE YOY)

NET DEBT

$382MM

AVAILABLE LIQUIDITY

$251MM

Bristow Group Inc. is the leading global provider of innovative and sustainable vertical flight solutions. Bristow primarily provides aviation services to a broad base of offshore energy companies and government entities. The Company's aviation services include personnel transportation, search and rescue ("SAR"), medevac, fixed wing transportation, unmanned systems, and ad-hoc helicopter services.



DIVERSE FLEET OF
220 AIRCRAFT



LTM OPERATING REVENUES OF
$1.3 BILLION



PUBLICLY TRADED ON
NYSE (VTOL)



GLOBAL EMPLOYEES
3,298 TOTAL
830 PILOTS
843 MECHANICS



4 LINES OF SERVICE
OFFSHORE ENERGY
GOVERNMENT
FIXED WING
OTHER



HEADQUARTED IN
HOUSTON, TX

Bristow currently has customers in Australia, Brazil, Canada, Chile, the Dutch Caribbean, the Falkland Islands, India, Ireland, the Kingdom of Saudi Arabia, Mexico, the Netherlands, Nigeria, Norway, Spain, Suriname, Trinidad, the UK and the U.S.



Christopher S. Bradshaw
President and Chief Executive Officer

DEAR FELLOW Stockholder:

This year's letter begins on a somber note. On February 28, 2024, one of Bristow's search and rescue ("SAR") helicopters, a Sikorsky S92 with registration LN-OIJ with six crew members onboard, was involved in an accident during a SAR training exercise approximately 15 nautical miles west of Bergen, Norway. On behalf of all Bristow team members around the world, I share our heartfelt condolences with the family and friends of our dear colleague whose life was lost in that tragic accident. This has been a deeply sad and difficult time, and we will carry this loss with us always.

We are relieved that the other five crew members have all been released from the hospital and are in good condition. Our highest priority has been to take care of our crew and their family members and provide them with the assistance needed. In addition, Bristow is fully cooperating with authorities investigating the accident, and we will provide future updates as appropriate.

Operating Revenues by Region


10%
6%
$1.3Bn
55%
29%
2023
Europe
Americas
Asia Pacific
Africa

Operating Revenues by End Market


9%
24%
67%
9%
27%
64%
2022
2023
Fixed Wing/ Other
Government
Offshore Energy

Aircraft Fleet


8%
13%
6%
9%
24%
9%
31%
220
2023
S92
AW189
AW139
Light Twin
Single Engine
Fixed Wing/ UAS
Other Heavy/ Medium

Owned vs. Leased Aircraft


20%
80%
220
Owned Aircraft
Leased Aircraft

As of December 31, 2023

Global Leader

Innovative and Sustainable Vertical Flight Solutions



NETHERLANDS
3 Aircraft

CANADA
6 Aircraft

UNITED KINGDOM
44 Aircraft

NORWAY
29 Aircraft

IRELAND*
6 Aircraft

UNITED STATES
70 Aircraft

SPAIN
3 Aircraft

MEXICO
2 Aircraft

DUTCH CARIBBEAN
2 Aircraft

TRINIDAD
5 Aircraft

NIGERIA
19 Aircraft

SURINAME
2 Aircraft

BRAZIL
18 Aircraft

CHILE
2 Aircraft

UK (Falkland Islands)
4 Aircraft

CANADA
Type of AC:
S92

MEXICO
Type of AC:
AW139

UNITED STATES
Types of AC:
A109, A119, AS350, AW139, AW189, H135, S76, S92

CHILE
Type of AC:
A119

DUTCH CARIBBEAN
Type of AC:
AW139

TRINIDAD
Type of AC:
AW139

SURINAME
Type of AC:
AW139

BRAZIL
Type of AC:
AW139

IRELAND*
Type of AC:
AW189 Expected delivery 2024

As of December 31, 2023



Percent and Number of Aircraft by Region

220 Total Aircraft

- Asia Pacific 6% — 13
- Africa 9% — 19
- Americas 50% — 110
- Europe 35% — 78

PRESENCE ON

6 CONTINENTS

CUSTOMERS IN

18 COUNTRIES

11 AIR OPERATOR CERTIFICATES (AOC)



AIRCRAFT TYPES
ROTARY WING
FIXED WING
UNMANNED AERIAL SYSTEMS (UAS)

INDIA
2 Aircraft

AUSTRALIA
11 Aircraft



UK (Falkland Islands)
Types of AC:
S92, AW189, S61



SPAIN
Type of AC:
A119



UNITED KINGDOM
Types of AC:
AW139, AW189, S92, S100, AS365



NETHERLANDS
Type of AC:
AW189



NIGERIA
Types of AC:
AW189, AW139, S92, S76, ERJ135, ERJ145, H135



NORWAY
Type of AC:
S92



INDIA
Type of AC:
AW139



AUSTRALIA
Types of AC:
E190, E170, EMB120



Looking back on 2023, I want to thank the Bristow team for delivering many successful outcomes last year. The Company did not experience any air accidents in 2023. In addition, our workplace safety performance improved with a total recordable incident rate ("TRIR") of just 0.43 for the full year 2023, and a 50% reduction in the number of lost work cases compared to 2022. **All our team members around the world remain committed to Bristow's Target Zero safety culture, which is based on our belief that all accidents can be prevented.**

As expected, the improvement in Bristow's financial results was back-end weighted in the second half of the year. In 2023, Bristow reported total revenues of $1.3 billion and earnings before interest, taxes, depreciation and amortization ("EBITDA") of $130 million. EBITDA adjusted to exclude the impact of special items, gains or losses on asset dispositions, and foreign exchange gains or losses **("Adjusted EBITDA") was $171 million, which represented a 24% increase over the prior year.**

We have continued to prioritize the protection of our strong balance sheet and liquidity position, as we procure aircraft in support of new contracts.

As of December 31, 2023, Bristow had $180 million of unrestricted cash and $71 million of remaining availability under our ABL facility, for total liquidity of $251 million. In January 2024, Bristow entered into a new twelve-year secured equipment financing for an aggregate principal amount of up to £55 million. The proceeds from the financing will be used to support Bristow's capital commitments related to the Second-Generation UK Search and Rescue (UKSAR2G) contract. Bristow's obligations will be secured by four new AW139 SAR-configured helicopters to be delivered in 2024. The credit facility has a 15-month availability period and is expected to fund during 2024, subject to delivery of the new SAR-configured helicopters. The credit facility will bear interest at a rate equal to the Sterling Overnight Index Average ("SONIA") plus 2.75% per annum. We were pleased to complete this transaction, and we believe that the terms of our recent financings demonstrate Bristow's industry-leading access to capital. The Company has an attractive debt profile with a mix of fixed and floating rate debt and no significant debt maturities prior to March 2028.

We continue to believe that Bristow is well-positioned as the global leader in innovative and sustainable vertical flight solutions. The Company's current fleet includes 220 aircraft located across six continents and 18 different countries. **Bristow is the world's largest operator of each of the S92, AW189 and AW139 helicopter models, which remain the most in-demand models for both offshore crew transportation and SAR missions.** We operate a dozen different Air Operator's Certificates ("AOC"), and our global employee base of approximately 3,300 people includes 830 pilots and over 840 aircraft maintenance technicians. The Company's aviation services include personnel transportation, SAR, medevac, fixed wing transportation and unmanned aerial systems ("UAS"), amongst others, and our two primary end markets today are government services and offshore energy services.

In 2023, we continued to progress our strategic goal to grow and diversify our leading government services business with the successful award of the €670 million Irish Coast Guard contract, building upon the recent addition of key government contracts in the United Kingdom, Dutch Caribbean, the Netherlands, and the Falkland Islands. 2024 marks an important foundational year for Bristow's government services business. We are scheduled to launch operations for the Irish Coast Guard from our first base in Ireland as well as commence the transition of operations to the new UKSAR2G contract in the United Kingdom, both in the fourth quarter of this year. Those are large contract transition projects with extended transition timelines running through mid-2025 in Ireland and through the end of 2026 for UKSAR2G. **These attractive, long-term government services contracts provide a stable and robust cash flow foundation for the Company.** A significant amount of growth capital investment is required to build out the aircraft fleet and operating bases required to support these key government contracts, with the majority of that capital outlay occurring this year in 2024 followed by a smaller amount next year. This growth investment will benefit the Company's stakeholders via the realization of strong cash flow yields through the middle of the next decade, and Bristow will be strongly positioned for the contract renewals after this 10-12 year period.

We continue to believe that Bristow is well-positioned as the global leader in innovative and sustainable vertical flight solutions.



In our offshore energy services business, we continue to have an optimistic outlook for a long duration growth cycle. The positive inflection point was clearly evident in 2023, and we believe that the industry is just in the early stages of what is expected to be a multi-year upcycle. **We expect aircraft utilization and rates to continue to increase, which will drive significant improvements in cash flow generation in 2024 and beyond.** The mid-point of our 2024 financial guidance represents growth of 20% in Adjusted EBITDA compared to 2023. In order to capitalize on these opportunities and meet customer demand, we recently announced a strategic fleet upgrade with orders for ten new AW189 helicopters plus options for an additional ten AW189s. The AW189 is a leading super medium helicopter offering reliable and safe long-range, high-capacity performance, while allowing for lower operating costs than traditional heavy helicopters. These new aircraft will offer added flexibility as well as superior operational and environmental performance, including lower CO_2 emissions than comparable aircraft types. Bristow currently operates 21 AW189 helicopters globally, in both offshore crew transport as well as search and rescue missions, with an additional five already scheduled for delivery beginning this year for the Irish SAR contract.

The supply and demand balance for offshore-configured heavy and super medium helicopters has become quite tight, with limited available capacity. There are roughly 200 offshore-configured S92 heavy helicopters in the market today. Partly due to a number of these airframes being unserviceable as they await critical parts due to persistent supply chain challenges, the global S92 fleet is at or near full effective utilization levels. Amongst the current super medium model helicopters, there are roughly 40 each of the AW189 and H175 models in

The mid-point of our 2024 financial guidance represents Adjusted EBITDA growth of 20% compared to 2023.





the offshore market today. Both of these models are at or near full effective utilization levels as well. This market dynamic was underscored recently when a major international energy company announced its own orders for 15 new super medium helicopters. With current manufacturing lead times for the AW189 at approximately 24 months, the ability to bring in new capacity is constrained. Bristow's new framework agreement for AW189s represents a flexible solution to meet customer demand for fleet transition and fleet expansion needs, while driving robust EBITDA growth at attractive returns for Bristow's stakeholders.

Bristow's vision is to lead the world in innovative and sustainable vertical flight solutions, and we are committed to leading responsibly. Bristow's third annual Sustainability Report will be published in the coming weeks, which reaffirms our steadfast dedication to responsible growth and environmental protection for our employees as well as the diverse people and communities we take great pride in serving. In 2023, our strategy for responsible business practices was steered by an updated Materiality Assessment. This ensures our focus remains sharp and in harmony with our Core Values, targeting areas where our impact is most profound and directly relevant to our business.

To further enhance disclosure on our key sustainability topics, we endeavored to align this year's disclosures with the Global Reporting Initiative (GRI) standards. This alignment ensures that our stakeholders receive a clear, comprehensive understanding of our efforts, measured against globally recognized benchmarks for sustainability reporting. Our overall goal, however, remains consistent. **We seek to minimize our environmental footprint while maintaining the resilience of our operations through an inclusive workforce and active employee outreach in the places where we work and call home.**

We remain interested in attractive opportunities for Bristow in the development of the advanced air mobility ("AAM") industry, which will incorporate the operation of next generation vertical takeoff and landing ("VTOL") aircraft powered by electric, hybrid electric and other new propulsion technologies. As a leader in vertical flight solutions for over 75 years, we believe that Bristow has a unique opportunity to leverage our core competencies as an advanced, proven operator to serve the needs of what is expected to be a rapidly growing industry. Mission applications for these new technologies will include Bristow's existing customer base as well as new customers in the government and civilian sectors. Over the last year, we have furthered several



We believe that the Company's cash flow growth in 2025 and 2026 will impress even the more skeptical market observers.

partnerships with companies that are developing these next generation aircraft. We believe there is an important role to be played in this value chain by an operator with Bristow's advanced safety management system, expansive geographic footprint and flexible operating capabilities. On February 28, 2024, Bristow announced a Memorandum of Understanding ("MOU") with The Helicopter and Jet Company ("THC"), Saudi Arabia's premier provider of commercial helicopter services and fully owned by the Public Investment Fund ("PIF"). We plan to work together on AAM initiatives in the Kingdom of Saudi Arabia as well as other collaborative vertical lift endeavors.

In conclusion, **the outlook for Bristow's business is very positive, with our primary service lines poised for significant growth over the next few years.** I cannot recall a time when the fundamentals for our business were

more positive than they are today. As mentioned earlier, 2024 represents an important foundational year for our business, and the operational milestones and growth capital investments made this year will position Bristow for many years of robust cash flow generation. The next couple years will demonstrate the earnings power of the Company's business model, and we believe that the Company's cash flow growth in 2025 and 2026 will impress even the more skeptical market observers. Thank you for your continued support.

Sincerely,

Christopher S. Bradshaw
President and Chief Executive Officer

2023 Results and 2024 Outlook

	Guidance	Reported	Affirmed
Operating Revenues (in USD, millions)[1]	**2023E**	**2023A**	**2024E**
Offshore energy services	$803	$810	$850 - $970
Government services	$335	$337	$335 - $360
Fixed wing services	$108	$107	$100 - $120
Other services	$11	$10	$5 - $15
Total operating revenues	**$1,257**	**$1,264**	**$1,290 - $1,465**
Adjusted EBITDA, excluding asset dispositions and foreign exchange losses (gains)[1]	**$170**	**$171**	**$190 - $220**
Cash interest	~$40	$39	~$40
Cash taxes	$18	$19	$25 - $30
Maintenance Capital expenditures	$18	$14	$15 - $20



Reconciliation of Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA are presented as supplemental measures of the Company's operating performance. EBITDA is defined as earnings before interest expense, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA further adjusted for special items that occurred during the reporting period and noted in the applicable reconciliation. Management believes that the use of EBITDA and Adjusted EBITDA is meaningful to investors because it provides information with respect to our ability to meet our future debt service, capital expenditures and working capital requirements, the financial performance of our assets without regard to financing methods, capital structure or historical cost basis. The GAAP measure most directly comparable to EBITDA and Adjusted EBITDA is net income. Since neither EBITDA nor Adjusted EBITDA is a recognized term under GAAP, they should not be used as an indicator of, or an alternative to, net income as a measure of operating performance. In addition, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow available for discretionary use, as they do not take into account certain cash requirements, such as debt service requirements. Because the definitions of EBITDA and Adjusted EBITDA (or similar measures) may vary among companies and industries, they may not be comparable to other similarly titled measures used by other companies.

Adjusted EBITDA (in USD, Thousands)

	2023
Net income	**(6,920)**
Depreciation and amortization expense	70,606
Interest expense, net	41,417
Income tax expense	24,932
EBITDA	**130,035**
Special items[1]	30,880
Adjusted EBITDA	**160,915**
Gains on asset dispositions, net	(1,112)
Foreign exchange losses	10,701
Adjusted EBITDA excluding asset dispositions and foreign exchange	**170,504**

(1)   Special items include the following :

	2023
Merger and integration costs	2,201
PBH amortization	14,980
Reorganization items, net	86
Non-cash insurance adjustment	3,977
Other special items[2]	9,636
	30,880

(2) Other special items include professional services fees that are not related to continuing business operations and other nonrecurring costs.

Net Debt (USD, In Millions)

Net Debt, which is a non-GAAP measure, defined as total principal balance on borrowings less unrestricted cash and cash equivalents. The GAAP measure most directly comparable to Net Debt is total debt. Since Net Debt is not a recognized term under GAAP, it should not be used as an indicator of, or an alternative to, total debt. Management uses net debt to determine the Company's outstanding debt obligations that would not be readily satisfied by its cash and cash equivalents on hand. Management believes this metric is useful to investors in determining the Company's leverage position since the Company has the ability to, and may decide to, use a portion of its cash and cash equivalents to reduce debt.

	Amount	Rate	Maturity
Cash	184		
ABL ($85mm)	—	S+200 bps	May-27
Senior Secured Notes	400	6.875%	Mar-28
NatWest Debt	162	S+275 bps	Mar-36
Total Debt[1]	562		
Less: Unrestricted Cash	(180)		
Net Debt	**382**		

(1) In January 2023, the Company entered into two thirteen-year secured equipment financings for an aggregate amount of up to £145 million with National Westminster Bank Plc ("NatWest Debt"). In January 2024, the Company entered into a long-term equipment financing for up to £55 million upsizing of the NatWest Debt. The upsizing is expected to fund during 2024 and will support obligations under the UKSAR2G contract.

Forward-looking Statements

Certain statements in this Annual Report constitute "forward-looking statements." Such forward-looking statements reflect the current views of the management of Bristow Group Inc. (the "Company") with respect to future events and are subject to risks and uncertainties, both known and unknown, that could cause the Company's actual results to vary materially from those anticipated in forward-looking statements. Such risks and uncertainties include those described in the Company's Annual Report on Form 10-K for the year ended December 31, 2023. The Company cautions investors not to place undue reliance on any forward-looking statements.

This letter includes certain measures that are not recognized terms under generally accepted accounting principles in the U.S. ("GAAP"), including EBITDA, Adjusted EBITDA, Net Debt, and Adjusted Free Cash Flow. Each of these measures have limitations, and are provided in addition to, and not as an alternative for, and should be read in conjunction with, the information contained in our financial statements prepared in accordance with GAAP (including the notes), included in our filings with the SEC and posted on our website at www.bristowgroup.com. A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures in our consolidated financial statements is included in Appendix A to this letter.



PURPOSE

Elevate people to achieve a safer more productive world.



VISION

Lead the world in innovative and sustainable vertical flight solutions.



MISSION

Make every flight personal and assure safe, efficient, and reliable solutions todeliver superior outcomes for all shareholders.



CORE VALUES



Safety

We each own safety, every day.



Integrity

We demonstrate integrity in our actions, fostering trust in our relationships.



Passion

We have passion for our work and the impact we make on people's lives.



Teamwork

We prioritize teamwork, achieving our goals together.



Progress

We pursue progress through continuous improvement and innovation.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

———————————————————

FORM 10-K

———————————————————

ANNUAL REPORT
PURSUANT TO SECTIONS 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
   For the fiscal year ended   **December 31, 2023**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
   For the transition period from   to

Commission File Number   001-35701

Bristow Group Inc.

(Exact name of registrant as specified in its charter)

Delaware	**72-1455213**
(State or Other Jurisdiction of Incorporation or Organization)	**(IRS Employer Identification No.)**

3151 Briarpark Drive, Suite 700	
Houston, Texas	**77042**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's telephone number, including area code:
(713) 267-7600

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	**VTOL**	**NYSE**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes   ☑ No

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes   ☑ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	Accelerated filer	Non-accelerated filer	Smaller reporting company	Emerging growth company
☐	☑	☐	☐	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☑

The aggregate market value of the voting stock of the registrant held by non-affiliates (in thousands) as of June 30, 2023 was $690,629. The total number of shares of common stock (in thousands), par value $0.01 per share, outstanding as of March 1, 2024 was 28,317. The Registrant has no other class of common stock outstanding.

BRISTOW GROUP INC. AND SUBSIDIARIES
FORM 10-K

TABLE OF CONTENTS

PART I	Page
Item 1. Business	3
General	3
Segment, Markets and Seasonality	3
Equipment and Services	6
Customers and Contractual Arrangements	7
Competitive Conditions	8
Environmental, Social and Governance	8
Safety, Industry Hazards and Insurance	9
Human Capital Management	10
Government Regulation	12
Executive Officers	15
Where You Can Find More Information	16
Item 1A. Risk Factors	17
Item 1B. Unresolved Staff Comments	41
Item 1C. Cybersecurity	41
Item 2. Properties	43
Item 3. Legal Proceedings	43
Item 4. Mine Safety Disclosures	43
PART II	
Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	44
Holders of Record	44

	Company Purchases of Equity Securities	44
	Performance Graph	45
Item 6.	Reserved	46
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	46
	Overview	46
	Market Outlook	47
	Components of Revenues and Expenses	48
	Lines of Service	49
	Results of Operations	50
	Liquidity and Capital Resources	53
	Contingencies	57
	Critical Accounting Estimates	57
	Recent Accounting Pronouncements	58
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	58
Item 8.	Financial Statements and Supplementary Data	60
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	60
Item 9A.	Controls and Procedures	60
Item 9B.	Other Information	61
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	61
Item 11.	Executive Compensation	61
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	61
Item 13.	Certain Relationships and Related Transactions, and Director Independence	61
Item 14.	Principal Accountant Fees and Services	61

PART IV

Item 15.   Exhibits and Financial Statement Schedules   62

Item 16.   Form 10-K Summary   64

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements about our future business, strategy, operations, capabilities and results; financial projections; plans and objectives of our management; expected actions by us and by third parties, including our customers, competitors, vendors and regulators, and other matters. Some of the forward-looking statements can be identified by the use of words such as "believes", "belief", "forecasts", "expects", "plans", "anticipates", "intends", "projects", "estimates", "may", "might", "will", "would", "could", "should" or other similar words; however, all statements in this Annual Report on Form 10-K, other than statements of historical fact or historical financial results, are forward-looking statements.

Our forward-looking statements reflect our views and assumptions on the date we are filing this Annual Report on Form 10-K regarding future events and operating performance. We believe that they are reasonable, but they involve significant known and unknown risks, uncertainties, assumptions and other factors, many of which may be beyond our control, that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks, uncertainties and factors that could cause or contribute to such differences, include, but are not limited to, those discussed in this Annual Report on Form 10-K, and in particular, the risks discussed in Part I, Item 1A, "Risk Factors" of this report and those discussed in other documents we file with the SEC. Accordingly, you should not put undue reliance on any forward-looking statements.

You should consider the following key factors when evaluating these forward-looking statements:

- public health crises, such as pandemics (including COVID-19) and epidemics, and any related government policies and actions;
- any failure to effectively manage, and receive anticipated returns from, acquisitions, divestitures, investments, joint ventures and other portfolio actions;
- our inability to execute our business strategy for diversification efforts related to government services and advanced air mobility;
- our reliance on a limited number of customers and the reduction of our customer base as a result of consolidation and/or the energy transition;
- the potential for cyberattacks or security breaches that could disrupt operations, compromise confidential or sensitive information, damage reputation, expose to legal liability, or cause financial losses;
- the possibility that we may be unable to maintain compliance with covenants in our financing agreements;
- global and regional changes in the demand, supply, prices or other market conditions affecting oil and gas, including changes resulting from a public health crisis or from the imposition or lifting of crude oil production quotas or other actions that might be imposed by the Organization of Petroleum Exporting Countries (OPEC) and other producing countries;
- fluctuations in the demand for our services;
- the possibility that we may impair our long-lived assets and other assets, including inventory, property and equipment and investments in unconsolidated affiliates;
- the possibility of significant changes in foreign exchange rates and controls;
- potential effects of increased competition and the introduction of alternative modes of transportation and solutions;
- the possibility that we may be unable to re-deploy our aircraft to regions with greater demand;
- the possibility of changes in tax and other laws and regulations and policies, including, without limitation, actions of the governments that impact oil and gas operations or favor renewable energy projects;
- the possibility that we may be unable to dispose of older aircraft through sales into the aftermarket;
- general economic conditions, including the capital and credit markets;
- the possibility that portions of our fleet may be grounded for extended periods of time or indefinitely (including due to severe weather events);

- the existence of operating risks inherent in our business, including the possibility of declining safety performance;

- the possibility of political instability, war or acts of terrorism in any of the countries where we operate;

- the possibility that reductions in spending on aviation services by governmental agencies where we are seeking contracts could adversely affect or lead to modifications of the procurement process or that such reductions in spending could adversely affect search and rescue ("SAR") contract terms or otherwise delay service or the receipt of payments under such contracts;

- the effectiveness of our environmental, social and governance initiatives;

- the impact of supply chain disruptions and inflation and our ability to recoup rising costs in the rates we charge to our customers;

- our reliance on a limited number of helicopter manufacturers and suppliers and the impact of a shortfall in availability of aircraft components and parts required for maintenance and repairs of our helicopters, including significant delays in the delivery of parts for our S92 fleet.

The above description of risks and uncertainties is by no means all-inclusive, but is designed to highlight what we believe are important factors to consider. All forward-looking statements in this Annual Report on Form 10-K are qualified by these cautionary statements and are only made as of the date of this Annual Report. The forward-looking statements in this Annual Report on Form 10-K should be evaluated together with the many uncertainties that affect our businesses, particularly those discussed in greater detail in Part I, Item 1A, "Risk Factors" and Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K.

We disclaim any obligation or undertaking, other than as required by law, to provide any updates or revisions to any forward-looking statement to reflect any change in our expectations or any change in events, conditions or circumstances on which the forward-looking statement is based, whether as a result of new information, future events or otherwise.

PART I

ITEM 1.   BUSINESS

Unless the context indicates otherwise, the terms "we," "our," "ours," "us" and the "Company" refer to Bristow Group Inc. and its consolidated subsidiaries. Bristow Group Inc. was incorporated in 1999 in Delaware. References herein to "Old Bristow" refer to the entity formerly known as Bristow Group Inc. and now known as Bristow Holdings U.S. Inc., together with its subsidiaries prior to the consummation of the merger between Era Group Inc. and Bristow Group Inc. on June 11, 2020 (the "Merger"). References herein to "Era" refer to the entity formerly known as Era Group Inc. and which was renamed to Bristow Group Inc. in connection with the consummation of the Merger. Our common stock, par value $0.01 per share (the "Common Stock"), is traded on the New York Stock Exchange ("NYSE") under the symbol "VTOL". Bristow Group's principal executive office is located at 3151 Briarpark Drive, Suite 700, Houston, Texas 77042, and our telephone number is (713) 267-7600. Our website address is www.bristowgroup.com. The reference to our website is not intended to incorporate the information on the website into this Annual Report on Form 10-K.

General

Bristow Group Inc. is the leading global provider of innovative and sustainable vertical flight solutions. We primarily provide aviation services to a broad base of offshore energy companies and government entities. Our aviation services include personnel transportation, search and rescue ("SAR"), medevac, fixed wing transportation, unmanned systems and ad-hoc helicopter services. Our energy customers charter our helicopters primarily to transport personnel to, from and between onshore bases and offshore production platforms, drilling rigs and other installations.

Our core business of providing aviation services to leading global energy companies and government entities provides us with geographic and customer diversity that helps mitigate risks associated with a single market or customer. We currently have customers in Australia, Brazil, Canada, Chile, the Dutch Caribbean, the Falkland Islands, India, Ireland, the Kingdom of Saudi Arabia, Mexico, the Netherlands, Nigeria, Norway, Spain, Suriname, Trinidad, the United Kingdom ("UK") and the United States ("U.S.").

In certain countries that limit foreign ownership of aviation companies and where we believe it is beneficial to access the local market for aviation support, we conduct our operations through subsidiaries, strategic alliances with foreign partners or through joint ventures with local shareholders. These arrangements, that combine a local ownership interest with Bristow's experience in providing aviation services to the offshore energy industry, have allowed us to expand operations while diversifying risk.

Change in Fiscal Year End

In August 2022, our Board of Directors (the "Board") approved a change in the fiscal year end of the Company from March 31st to December 31st. As a result of this change, we filed a Transition Report on Form 10-KT for the nine-month transition period ended December 31, 2022. References herein to "Transition Period" refer to the transition period from April 1, 2022 to December 31, 2022. The change in fiscal year end was applied on a prospective basis and the audited consolidated financial statements and accompanying notes do not adjust operating results for prior periods. However, for comparative purposes, select unaudited financial data is shown for the twelve months ended December 31, 2022 in Part I and Part II of this Annual Report on Form 10-K.

Segment, Markets and Seasonality

Aviation services, the single segment in which we conduct our business, is deployed from four regions: Europe, Americas, Africa and Asia Pacific. The current principal markets for our aviation services are in Australia, Brazil, the Dutch Caribbean, the Falkland Islands, the Netherlands, Nigeria, Norway, Suriname, Trinidad, the UK and the U.S. Gulf of Mexico. In addition, we currently have customers in Canada, Chile, India, Mexico and Spain.

Global demand for helicopters in support of offshore energy services is affected by offshore exploration and production. The activity levels are affected by prevailing and anticipated oil and gas prices and extended periods of price volatility, all of which influence capital spending decisions by our customers. Accordingly, our results of operations are, to a large extent, tied to the level of offshore exploration, development and production activity by energy companies. Historically, the prices for oil and gas and, consequently, the level of activity in the offshore energy industry, have been volatile and subject to a variety of factors beyond our control, including but not limited to customer assessments of offshore drilling prospects compared with land-based opportunities, including oil sands and shale formations; customer assessments of cost, geological opportunity and political stability in host countries; worldwide supply of and demand for oil and natural gas; the price and availability of alternative fuels; the ability of the Organization of Petroleum Exporting Countries ("OPEC") to set and maintain production levels and pricing; the level of production of non-OPEC countries; foreign currency exchange rates; and various U.S. and international government policies regarding exploration and development of oil and gas reserves.

Today, we generate a majority of our operating revenues from contracts supporting our energy customers' offshore production operations, which have long-term transportation requirements. Production activities are typically less cyclical than exploration and development activities. Production platforms remain in place over the long-term and are relatively unaffected by economic cycles, as the marginal cost of operation is low. The remainder of our offshore energy revenues primarily come from transporting personnel to, from and between offshore drilling rigs. Deepwater activity continues to be a significant segment of the global offshore energy markets and typically involves significant capital investment and multi-year development plans. Such projects are generally underwritten by the energy companies using relatively conservative assumptions relating to oil and gas prices.

Global demand for helicopters in support of government services, such as SAR, is subject to a nation's willingness to outsource such services and capital spending decisions. The duration of these contracts are generally longer than those of offshore energy contracts, and these contracts offer stable, long-term cash flows with high credit quality customers at attractive margins.

For the twelve months ended December 31, 2023, approximately 64% of our total operating revenues were derived from offshore energy services, including emergency response services, provided to customers primarily engaged in offshore exploration, development and production activities. For the twelve months ended December 31, 2023, approximately 27% of our total operating revenues were derived from government services, and approximately 9% were derived from fixed wing and other services.

Europe

We are one of the largest providers of aviation services in the North Sea, where there are harsh weather conditions and geographically concentrated offshore facilities. Our North Sea operations are subject to seasonality as drilling activity is lower during the winter months due to harsh weather conditions and shorter days. Our customers in this region are primarily international, independent and major integrated energy companies.

UK. We provide offshore aviation services to a number of energy companies operating in the UK region of the North Sea and public sector emergency response services through the UK SAR contract ("UKSAR") with the Department of Transport ("DfT"). The UKSAR contract services the SAR needs for all of the UK on behalf of the Maritime and Coastguard Agency (the "MCA"), and together with the DfT, (the "Department"), an executive agency of the Department for Transport in the UK. In July 2022, we were awarded a £1.6 billion, 10-year contract for the Second-Generation Search and Rescue Aviation ("UKSAR2G", and together with UKSAR, the "UK SAR Contract") program by the MCA and will transition to the new contract beginning September 30, 2024 through December 31, 2026.

Additionally, we provide SAR and support helicopter services for the UK Ministry of Defence ("MOD") with operations in the Falkland Islands and delivering Fleet Operational Sea Training ("FOST") helicopter support for the Royal Navy in the UK. We also own a controlling stake in the Humberside Airport in Kirmington, United Kingdom (the "Humberside Airport") where we conduct certain of our SAR operations.

Norway. We provide offshore aviation services to a number of energy companies operating in the Norwegian Continental Shelf, encompassing the Norwegian North Sea and Barents Sea. Our primary operations in Norway include personnel transportation and SAR services.

Netherlands. We provide SAR helicopter services for the Netherlands Defense Materiel Organization ("DMO"). Beyond responding to emergencies, the SAR teams tasked by the Joint Rescue Coordination Centre in Den Helder also support the Netherlands Coastguard with other duties, such as the aftermath of disasters, incidents, and transporting the Maritime Incident Response Group.

Ireland. In August 2023, we were awarded a 10-year, ~€670 million contract with the Irish Department of Transport to provide SAR services to the Irish Coast Guard ("IRCG") from four dedicated bases in Sligo, Shannon, Waterford, and Dublin Weston. The contract will provide day and night-time operations, delivering nationwide all-weather 24-hour coverage, 365 days a year. The contract is set to commence in October 2024.

Americas

We are one of the largest providers of vertical flight services in North America and in a number of South American countries. Our operations in the U.S. are subject to seasonality where fewer hours of daylight in the winter months may result in fewer flight hours.

U.S. We are one of the largest providers of aviation services in the U.S. Gulf of Mexico, which is a major offshore energy exploration, development and production region and one of the largest offshore energy aviation markets in the world. Our customer base in the U.S. Gulf of Mexico consists primarily of international, independent and major integrated energy companies and the U.S. government. In general, the months of December through February in the U.S. Gulf of Mexico have more days of adverse weather conditions than the other months of the year. Additionally, June through November is tropical storm season in the U.S. Gulf of Mexico. During a tropical storm, we are unable to operate in the area of the storm, however, flight activity may increase immediately before and after a storm due to the evacuation and return of offshore workers.

Brazil. Brazil has one of the largest deepwater offshore exploration, development and production areas in the world. We currently operate from a network of bases strategically located in Brazil providing aviation services to offshore platforms. In June 2023, we expanded our operations in Brazil by adding two new bases to meet customer needs.

The Dutch Caribbean. We provide SAR services on behalf of the Dutch Caribbean Coast Guard in the Dutch Antilles.

Trinidad. We provide offshore aviation services in Trinidad.

Latin America, Other. In addition to our operations in Brazil, we operate helicopters in Suriname and also lease helicopters and provide technical support to air operators in Chile and Mexico.

Canada. We own a 25% voting interest and a 40% economic interest in Cougar Helicopters Inc. ("Cougar"), an offshore helicopter services provider in Canada. Cougar's operations are primarily focused on serving the offshore energy industry off Canada's Atlantic coast and in the Arctic.

Africa

Nigeria. We provide aviation services to the offshore energy industry in Nigeria where the market place for our services is predominantly concentrated in the oil rich shallow waters of the Niger Delta area and in support of deepwater exploration and production. We also provide fixed wing services in the Africa region offering end-to-end transportation services principally for energy industry customers. Operations in Nigeria are subject to seasonality as the Harmattan, a dry and dusty trade wind, blows between the end of December and the middle of February. At times when the heavy amount of dust in the air severely limits visibility, our aircraft are unable to operate.

Egypt. We own a 25% interest in Petroleum Air Services ("PAS"), an Egyptian corporation that provides helicopter and fixed wing transportation to the offshore energy industry as well as fixed wing capacity chartered to tourism operators in Egypt.

Asia Pacific

Australia. We own a regional fixed wing operator ("Airnorth"), based in Darwin, North Territory, Australia, focused on providing both charter and scheduled services targeting the energy and mining industries in Northern and Western Australia as well as international services to Dili, Timor-Leste. In general, our operations in Australia experience fewer passengers during the wet season from December through March.

India. We lease helicopters and provide technical support to an operator serving the offshore energy industry and other aviation markets in India.

Equipment and Services

We own and operate three classes of helicopters:

- *Heavy* helicopters, which have twin engines, typical passenger capacity of 16 to 19, and approximately 500 mile range, are primarily used in support of the deepwater offshore energy industry, frequently in harsh environments or in areas with long distances from shore, such as those in the U.S. Gulf of Mexico, Brazil and the North Sea. Heavy helicopters are also used to support SAR operations.

- *Medium* helicopters, which have twin engines, typical passenger capacity of 12, and approximately 450 mile range, are primarily used to support the offshore energy industry, SAR operations, utility services and corporate uses, among other missions.

- *Light* helicopters, which may have single or twin engines, typical passenger capacity of four to seven, and approximately 300-325 mile range, are used to support a wide range of activities, including the offshore energy industry, utility services and corporate uses, among other missions.

The following table identifies the types of aircraft that comprise our fleet and the number of those aircraft in our fleet as of December 31, 2023.

| | Number of Aircraft | | | | |
Type	Owned Aircraft	Leased Aircraft	Total Aircraft	Maximum Passenger Capacity	Average Age (years)[1]
Heavy Helicopters:					
S92	38	30	68	19	14
AW189	17	4	21	16	8
S61	2	1	3	19	52
	57	35	92		
Medium Helicopters:					
AW139	49	4	53	12	13
S76 D/C++	15	—	15	12	12
AS365	1	—	1	12	34
	65	4	69		
Light—Twin Engine Helicopters:					
AW109	4	—	4	7	17
EC135	9	1	10	6	14
	13	1	14		
Light—Single Engine Helicopters:					
AS350	15	—	15	4	25
AW119	13	—	13	7	17
	28	—	28		
Total Helicopters	163	40	203		15
Fixed Wing	8	5	13		
Unmanned Aerial Systems ("UAS")	4	—	4		
Total Fleet	175	45	220		

---

[1] Reflects the average age of helicopters that are owned by the Company.

The chart below presents the number of aircraft in our fleet as of December 31, 2023, and their distribution among the regions in which we operate, the number of helicopters we had on order and the percentage of operating revenues for each of our regions provided for the twelve months ended December 31, 2023.

| | Percentage of Operating Revenues | Helicopters | | | | Fixed Wing | UAS | Total |
		Heavy	Medium	Light Twin	Light Single			
Europe	55 %	64	7	—	3	—	4	78
Americas	29 %	24	50	11	25	—	—	110
Africa	10 %	4	10	3	—	2	—	19
Asia Pacific	6 %	—	2	—	—	11	—	13
Total	100 %	92	69	14	28	13	4	220
Aircraft not currently in fleet:								
On order		1	—	5	—	—	—	6
Under construction		5	6	5	—	—	—	16

The management of our fleet involves a careful evaluation of the expected demand for helicopter services across global markets and the types of helicopters needed to meet this demand. As offshore energy exploration, development and production moves to deeper water, more heavy and medium helicopters and newer technology helicopters may be required. Heavy and medium helicopters fly longer distances at higher speeds and can carry heavier payloads than light helicopters and are usually equipped with sophisticated avionics permitting them to operate in more demanding weather conditions and difficult climates. Heavy and medium helicopters are most commonly used for crew changes on large offshore production facilities and drilling rigs servicing the offshore energy industry and for SAR operations. See "Item 2. Properties" in this Annual Report on Form 10-K for discussion on our bases and operating facilities.

Aviation Operating Certificates

Globally, we provide and operate aircraft under contracts using an Air Operator's Certificate ("AOC"), typically issued by the relevant country's applicable regulatory agency. In certain markets, local regulations may require us to partner with another operator, through an alliance or joint venture, who maintains an AOC compliant with the local regulatory requirements. For operating contracts, we are required to provide a complete support package including flight crews, helicopter maintenance and management of flight operations. When we lease helicopters to other operators, our customers generally handle the operational support, although in a few instances we do provide technical support, personnel and/or training.

Currently, we have aircraft in 17 different countries under 11 AOCs.

Customers and Contractual Arrangements

Our principal customers in the markets in which we operate are offshore energy companies and government agencies. During the twelve months ended December 31, 2023, our top ten customers accounted for approximately 59% of operating revenues, and the combined revenues from the three largest customers accounted for 33% of our operating revenues.

We contract the majority of our helicopters primarily through master service agreements, subscription agreements, day-to-day contract arrangements, fixed-term noncancellable contracts and dry-leases. Master service agreements and subscription agreements typically require a fixed monthly fee plus incremental payments based on flight hours flown. Customarily, these contracts do not commit our customers to acquire specific amounts of services or minimum flight hours and permit our customers to decrease the number of helicopters under contract with a corresponding decrease in the fixed monthly payments with or without penalty. These agreements have fixed terms ranging from one month to ten years and generally may, depending on the contract, be cancelled with or without penalty upon 30-365 days' notice and may also include escalation provisions allowing annual rate increases. Typically, the contracts that include penalty payments for terminations are meant to recover costs incurred in connection with providing services, up to the point of cancellation, that would have otherwise been recovered through future performance. Day-to-day charter arrangements require either a rate for each hour flown with a minimum number of hours to be charged or a daily fixed fee plus an hourly rate based on hours flown.

Our fixed wing services are generally provided through scheduled charter service or regular public transport service. We also provide services to customers on an "ad hoc" basis, which usually entails a shorter notice period and shorter contract duration. Regular public transport service is provided through established daily or weekly flight schedules and is based upon individual ticket sales to customers.

Our leasing customers are typically other helicopter operators that operate our helicopters under their AOCs and retain the operating risk. Leases generally run from one to five years and may contain early cancellation provisions. Under these leases, we may provide only the equipment or provide additional services such as logistical and maintenance support, training services and flight and maintenance crews.

Competitive Conditions

The aviation services industry is highly competitive globally. Customers seek operators with established safety records and a demonstrated level of capability and competency. In most instances, customers charter aircraft on the basis of competitive bidding, and typically an operator must have an acceptable safety record, demonstrated reliability and suitable equipment to respond to a request for proposal. Upon bidders meeting these criteria, customers typically make their decision based on safety performance, operational experience, helicopter performance and type, the quality and location of operating bases, customer service, and price. Incumbent operators typically have a competitive advantage in the bidding process based on their relationship with the customer, knowledge of the scope of work and existing facilities to support the operations. In addition, while not the predominant practice, some customers have established their own flight departments to fulfill their needs, or they may facilitate the entry of a new operator in a region where we operate.

Globally, our primary competitors are CHC Group LLC, NHV Group, Omni Helicopters International, S.A. and PHI, Inc. ("PHI"). We may also face competition from a number of smaller operators which vary by region.

Environmental, Social and Governance

Bristow's vision is to lead the world in innovative and sustainable vertical flight solutions, and we are committed to leading responsibly. Along with our commitment to safe and reliable operations, we have a sustainability program that focuses on environmental responsibility through daily practices as further described in the following sections. Our Environmental, Social, and Governance Committee of the Board of Directors (the "ESG Committee") oversees our sustainability initiatives, which include, but are not limited to, developing a robust climate change risk management strategy aligned with the recommendations made by the Task Force on Climate Related Financial Disclosures ("TCFD"), increasing transparency for our stakeholders, and ensuring our social responsibility program continues to provide value for our employees and the community.

Bristow seeks to play a positive role in the communities where we operate by conducting our operations in a way that respects the environment and surrounding communities. Through Bristow Uplift, our social responsibility program, we invest resources and partner with local communities, charities, and non-profit organizations to develop, support and implement targeted and sustainable social responsibility initiatives with the goal of building strong community relationships that will have a positive impact on our communities and create long-term value for our business.

Environmental Initiatives — Bristow was one of the first vertical lift operators in the UK to obtain International Organization for Standards ("ISO") 14001 certification, which certifies that our UK operations have an environmental management system in place that monitors, manages, and delivers continuous improvement to systems and procedures at our bases of operations. Our Brazil operations also passed an ISO 14001 audit continuing their certification that was initially obtained in 2018. In 2022, our corporate office obtained an ISO 14001 certification. We also have undertaken proactive measures to reduce aircraft emissions and reduce the environmental impact of our operations by monitoring operational practices to reduce our time running the aircraft on the ground, utilizing a fleet of efficient and regularly maintained aircraft supported by current technologies, such as flight planning software for payload management, and by partnering with our customers to maximize seat utilization, thus reducing the number of flights required. We are actively developing a forward-looking strategy to improve the efficiency of our fleet and help make sure it is aligned with customer contract terms. On the ground, we initiated the process of replacing inefficient, older support vehicles with electric vehicles (EVs) where available. Additionally, we encourage and assist our engine manufacturers, aircraft manufacturers, our customers and other stakeholders to be early and leading adopters of sustainable aviation fuels ("SAF") as we encourage wider availability of these alternative fuels by our fuel suppliers. We have successfully flown limited sets of SAF-powered flights for our energy and SAR businesses in the North Sea. In addition, we have deepened partnerships with multiple manufacturers to assist with the operationalization of electric vertical takeoff and landing and short takeoff and landing aircraft, collectively known as Advanced Air Mobility ("AAM"). AAM is an emerging aviation system which utilizes aircraft that are primarily powered by hybrid and/or electric propulsion systems and is expected to support the reduction of operational emissions.

Bristow Uplift — The Bristow Uplift charitable pillars are organized into five categories: Education, the Underserved, Health and Wellness, Diversity, and Sustainability. Through the Bristow Uplift program, we seek to make positive impacts in our local communities through social investment in these five categories. Bristow also matches certain employee donations to philanthropic organizations around the world. Through these efforts, we support building strong community relationships through the causes that are most important to our employees, ultimately creating long-term value for our business.

Human Rights — Our Code of Business Integrity ("COBI") and our Human Rights Policy, which support the general principles of the United Nations Universal Declaration of Human Rights highlight and govern our commitment to respecting human rights in the workplace and in the communities in which we operate. Together, COBI and the Human Rights Policy prohibit Bristow and our suppliers from engaging in discriminatory treatment and harassment, relying on forced or child labor, including human trafficking, and from limiting employees' freedom of association. Bristow supports fair wages and maintaining a healthy and safe work environment. As a condition of doing business with Bristow, we require all suppliers of aircraft and aircraft parts to agree to comply with the Human Rights Policy and the principles included in COBI.

Safety, Industry Hazards and Insurance

The safety of our passengers and the maintenance of a safe working environment for our employees is our number one core value and highest operational priority. Aviation services are potentially hazardous and may result in incidents or accidents. Challenges to safe operations include unanticipated adverse weather conditions, fires, human factors, and mechanical failures that may result in death or injury to personnel, damage to equipment, and other environmental or property damage. We are also subject to regulation by Occupational Safety and Health Administration and comparable state agencies, whose purpose is to protect the health and safety of workers. Failure to comply with these agencies' requirements can lead to the imposition of penalties.

Technology and Standards — Bristow's fleet is configured with the latest safety equipment, including Traffic Collision Avoidance Systems (TCAS), Enhanced Ground Proximity Warning Systems (EGPWS) or Helicopter Terrain Awareness and Warning Systems (HTAWS), Automatic Dependent Surveillance- Broadcast (ADS-B), Helicopter Flight Data Monitoring Systems (HFDM), Health and Usage Monitoring Systems (HUMS), satellite communication and flight following systems, and forward facing tail cameras. Bristow maintains a globally aligned safety information system called BeSAFE across our Offshore Energy and Government Services businesses. The Corporate Environmental Management System ("EMS") obtained ISO14001:2015 certification in 2022.

Systems and Processes — Our safety, legal, and compliance departments oversee our adherence with government regulations, customer safety requirements and safety standards within our organization, the standardization of our base operating procedures and the proper training of our employees. A key to maintaining our strong safety record is developing and retaining highly qualified, experienced, and well-trained employees. We conduct extensive safety training on an ongoing basis and develop, implement, monitor, and continuously improve our safety management system to proactively manage risk and support the physical safety and mental wellness of our employees. Additionally, we have implemented supporting safety programs that include, among many other features, (i) transition and recurrent training using full-motion flight simulators and other flight training devices, (ii) a Federal Aviation Administration ("FAA") approved flight data monitoring program ("FDM") and (iii) health and usage monitoring systems ("HUMS"), which automatically monitor and report on vibrations and other anomalies on key components of certain helicopters in our fleet.

Culture — We have a strong safety culture committed to zero accidents and zero harm. Our safety culture and the implementation of our safety program "Target Zero" is modeled and owned by each employee and led by our President and Chief Executive Officer, who is responsible for setting the tone at the top. Under COBI, all employees are empowered, and actively encouraged by management, to challenge unsafe acts and conditions, including by exercising his or her "STOP WORK" authority, and participate in safety improvements by the Company. This culture is further exemplified by our status as a founding member of HeliOffshore, an organization dedicated to collaboration across the offshore helicopter industry to improve safety around the world.

Human Capital Management

With over seven decades of operations, we are one of the largest and longest-serving helicopter operators in the world, with a reputation for operational excellence. Our employees are some of the most highly regarded experts in vertical flight solutions. We strive to prepare our employees for success through training, competitive benefits packages, and career development. Our success depends on our ability to attract and retain our pilots and mechanics. The competition for pilots and mechanics is competitive, and we compete with major Part 121 air carriers and the emergency air medical industry to attract and retain such talent. We believe the best way to attract and retain top talent is to invest in our people through creating safe work environments, employee training and multi-level engagement to support their success. We seek qualified candidates who are aligned with our commitment to safety and other core values of integrity, passion, teamwork and progress. Our areas of focus for human capital management are:

Health and Safety — Safety is our number one core value and highest operational priority. Our pilots, maintenance technicians and support personnel are committed to our mission to provide safe, efficient and reliable aviation services. We initiated our industry-leading safety program, Target Zero, and are one of the founding members of HeliOffshore, an organization dedicated to collaboration across the offshore helicopter industry to improve safety around the world.

We believe in keeping everyone safe and well, which includes doing our part to safeguard our physical and mental well-being. We currently have global resources in place to support mental health including an employee well-being portal that provides information and support channels for navigating stress and access to counseling and mental health professionals for all our employees around the world.

Training and Development — We are committed to elevating our employees. All of our employees are required to take periodic trainings that promote the commitment to our core values: safety, integrity, passion, teamwork and progress. Our pilots and mechanics are required to take the latest trainings to ensure they are equipped to operate our aircraft with the best knowledge and experience. Our licensed professionals are afforded the opportunity for continuing education in their fields of expertise.

Diversity and Inclusion — We are committed to attracting and retaining high-performing employees through a diverse talent base and evaluating and promoting throughout our organization based on skills and performance. This is reinforced through our policy under our COBI to provide equal opportunity for everyone in recruiting, hiring, developing, promoting and compensating without regard to race, color, religion, sex, sexual orientation, national origin, citizenship, age, marital status, veteran status or disability. Further, we have taken various steps to support our commitment to diversity including requiring all employees to undertake annual unconscious bias and inclusivity training and working to expand our diverse talent pool. Our workforce is represented by approximately 47 nationalities globally, approximately 22% of our U.S. employees are veterans and approximately 19% of our workforce are women, with 37% serving in management level roles and with half of our executive management team represented by women. In addition, our workforce includes racial and ethnic diversity across our global operations.

Compensation and Benefits — We offer competitive market-based compensation and benefits for the markets in which we operate. Competitive programs are critical to the well-being of our employees and their families, as well as retention and business continuity. Global benefit offerings include major medical, life, retirement/pension, employee well-being support akin to employee assistance programs in addition to local offerings that vary by country market.

As of December 31, 2023, we employed 3,298 individuals, including 830 pilots and 843 mechanics. We consider our relations with our employees to be good.

As of December 31, 2023, approximately 60% of our employees were covered by union or other collective bargaining agreements. Negotiations over annual salary or other labor matters could result in higher personnel or other costs or increased operational restrictions or disruptions. Furthermore, a failure to reach an agreement on certain key issues could result in strikes, lockouts or other work stoppages.

The following table sets forth our main employee groups and status of the collective bargaining agreements:

Country	Employee Group	Representatives	Status of Agreement	Approximate Number of Employees Covered by Agreement as of December 31, 2023
Australia	Airnorth Pilots	Airnorth Pilots	Expired in June 2008	51
Brazil	Brazil Pilots	National Aeronaut Union (SNA)	Expired in November 2023	100
Brazil	Brazil Engineers and Employees in Rio de Janeiro (administrative and management)	Employee's Union of the Air Service of Rio de Janeiro (SIMARJ)	Expired in November 2023	96
Brazil	Brazil Employees Air Service in Cabo Frio Airport (admin, general maintenance, ground support, management)	National Union of Air Service Employees (SNAV)	Expired in November 2023	95
Falklands	Falklands Pilots and Falklands Technical Crew	British Airline Pilots Association (BALPA)	Expired in March 2023	24
Nigeria	Nigeria Junior and Senior Staff	National Union of Air Transport Employee (NUATE)s; Air Transport Services Senior Staff Association of Nigeria (ATSSSAN)	Expires in March 2024	17
Nigeria	Nigeria Pilots and Engineers	Nigerian Association of Airline Pilots and Engineers	Expires in November 2024	73
Norway	Bristow Norway Engineers	Bristow Norge Teknisk Forening (BNTF)	Expired in September 2023	133
Norway	Bristow Norway Pilots	Bristow Norway Rygerforening (BNF)	Expires in September 2024	166
Norway	Bristow Norway Administration	Bristow Norway Teknisk Adminitrativ Forening (BNTAF)	Expired in September 2023	43
Norway	Bristow Norway Rescuemen	Bristow Norway Redningsmenn (BNR)	Expires September 2024	23
Norway	Bristow Norway Traffic Ops	Bristow Norway Operations (BNO)	Expires in March 2024	41
Trinidad	Trinidad Fitters and Handlers	Oilfield Workers' Trade Union (OWTU)	Expires in May 2025	30
UK	UK Pilots, and Technical Crew	British Airline Pilots Association (BALPA)	Expired in March 2023	335
UK	UK Engineers and Staff	UNITE	Expires in March 2025	555
UK	Humberside Airport Staff	UNITE/Unison	Expires in May 2024	127

Government Regulation

Regulatory Matters

Globally, our operations are subject to significant regulations and international treaties and conventions. These regulations apply in jurisdictions where we operate our equipment or where the equipment is registered or operated. Our results of operations and financial condition are dependent upon our ability to maintain compliance with all such applicable laws, regulations, treaties and conventions. In at least one instance, a Bristow entity has applied for, and received, certain licenses and regulatory approvals in order to satisfy contractual obligations, even though the license or approval itself may not have been strictly required under the applicable regulation. Where these licenses or approvals have been awarded, the relevant Bristow entity endeavors to comply with their requirements.

United Kingdom

Our operations in the UK are subject to the Civil Aviation Act 1982 and other similar English statutes and regulations. We carry persons and property in our aircraft pursuant to an operating license and route license issued by the Civil Aviation Authority (the "CAA"). The holder of an operating license must meet the criteria of Regulation (EC) 1008/2008 of the European Parliament and of the Council of 24 September 2008 on common rules for the operation of air services in the United Kingdom (Recast) (Text with EEA relevance) (Retained EU Legislation) (the Regulation). These criteria include, inter alia, an air carrier's financial fitness, the adequacy of its insurance, and the fitness of the persons who will manage the air carrier. To operate under our route license, the company through which we conduct operations in the UK, our subsidiary Bristow Helicopters Limited ("BHL"), must be majority owned and effectively controlled by UK nationals.

The CAA regulates our UK flight operations and exercises jurisdiction over personnel, aircraft, ground facilities and certain technical aspects of those operations. The CAA often imposes improved safety standards. Changes in UK statutes or regulations, administrative requirements or their interpretation may have a material adverse effect on our business financial condition or on our ability to continue operations in the UK, as would similar changes in other jurisdictions where operations are regulated within equivalent regulatory and contractual parameters, which is most of our operations.

We are subject to the UK Bribery Act, which creates criminal offenses for bribery and failing to prevent bribery. We must also abide by the Corporate Criminal Offense rules for failure to prevent the facilitation of tax evasion pursuant to the Criminal Finances Act 2017, which imposes criminal liability on a company where it has failed to prevent the criminal facilitation of tax evasion by a person associated with us.

We are obligated to comply with UK and Export Controls and Economic Sanctions regulations that may restrict the export of designated items to certain persons or destinations. A variety of penalties, both criminal and civil, may be imposed for breaches of these regulations.

Norway

Our operations in Norway are subject to E.U. statutes and regulations, as Norway is a member of the European Economic Area (EEA) and signatory to the European Common Aviation Area Agreement (ECAA). We carry persons and property in our aircraft pursuant to an operating license issued by the Norwegian Civil Aviation Authority. The holder of an operating license must meet the ownership and control requirements criteria of Regulation (EC) 1008/2008, as amended and incorporated into Norwegian law. The company through which we conduct operations in Norway must be majority owned and controlled by E.U. nationals.

Netherlands

Our Dutch subsidiary, Bristow Netherlands B.V., in which Bristow Group Inc. indirectly holds a minority shareholding, is subject to Dutch and EU legislation, including the Dutch Aviation Act (Luchtvaartwet) and Regulation (EC) 1008/2008. Our Dutch subsidiary operates pursuant to an operating license issued by the competent Dutch regulator, Inspectie Leefomgeving en Transport (ILT). Pursuant to this license, Bristow Netherlands B.V. must meet the requirements specified in Regulation (EC) 1008/2008, including that it be majority owned and controlled by EU nationals.

United States

As a certified air carrier, our U.S. operations are subject to regulations under the Federal Aviation Act, regulations of the Department of Transportation ("DOT") and other laws. We carry persons and property in our helicopters under an Air Taxi Certificate granted by the FAA. The FAA regulates our U.S. flight operations and, in this respect, exercises jurisdiction over personnel, aircraft, ground facilities and certain technical aspects of our operations. The DOT can review our economic fitness to continue our operations at any time or a substantial change occurs to our management, ownership or capital structure, among other things. The National Transportation Safety Board is authorized to investigate any aircraft accidents and to recommend improved safety standards. Our U.S. operations are also subject to the Federal Communications Act of 1934, because we use radio facilities in our operations.

Under the Federal Aviation Act, it is unlawful to operate certain aircraft for hire within the U.S. unless such aircraft are registered with the FAA and the FAA has issued an operating certificate to the operator. As a general rule, aircraft may be registered under the Federal Aviation Act only if the aircraft are owned or controlled by one or more citizens of the U.S. An operating certificate may be granted only to a citizen of the U.S. For purposes of these requirements, a corporation is deemed to be a citizen of the U.S. if no less than 75% of its voting interests are owned or controlled by U.S. citizens, its president is a U.S. citizen, two-thirds or more of the directors are U.S. citizens and it is under the actual control of U.S. citizens. If persons other than U.S. citizens should come to own or control more than 25% of our voting interest or if any of the other requirements are not met, we have been advised that our aircraft could be subject to deregistration under the Federal Aviation Act, and we might lose our ability to operate within the U.S. Deregistration of our aircraft for any reason, including foreign ownership in excess of permitted levels, would have a material adverse effect on our ability to conduct certain operations within our Americas region operations. Therefore, our organizational documents provide for the automatic reduction of voting rights of shares of our outstanding voting capital stock owned or controlled by non-U.S. citizens, to the extent necessary to comply with these requirements. As of December 31, 2023, we believe that non-U.S. citizens owned less than 25% of our outstanding common stock. Given the limited trading of our common stock, our foreign ownership may fluctuate on each trading day, which may result in the reduction of voting rights of shares held by non-U.S. citizens in excess of the 25% threshold pursuant to our organizational documents.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977 (the "FCPA"), which prohibits us and those acting on our behalf from making payments to foreign officials for the purpose of obtaining or keeping business or receiving preferential treatment.

We are subject to regulations imposed by the U.S. Treasury Department's Office of Foreign Assets Control and other U.S. laws and regulations that prohibit dealings with sanctioned countries, sanctioned entities and sanctioned persons.

We are subject to the International Traffic in Arms Regulations ("ITAR"), which controls the export and import of defense-related articles, services and technical data. ITAR dictates that information and material pertaining to defense and military-related technologies may only be shared with U.S. persons or organizations unless authorization is first received from the U.S. State Department or a special exemption applies. We are also subject to the Export Administration Regulations (the "EAR"), which control the export of commercial and "dual-use" goods. Persons or organizations subject to U.S. jurisdiction may incur heavy fines if they violate the ITAR or the EAR.

Brazil

In Brazil, an operator must be licensed by the National Agency for Civil Aviation. Any change in the licensing requirements could affect the licenses of Bristow Taxi Aéreo S.A ("Bristow Brazil"). Our ability to operate our helicopter business in Brazil is dependent on our ability to maintain the licenses and AOC of our operating entity, Bristow Brazil.

Nigeria

We are subject to state and local laws and regulations governing our services. Our operations in Nigeria are also subject to the Nigerian Oil & Gas Industry Content Development Act (the "Nigerian Act"), which requires that in the award of offshore energy contracts in the upstream sector, priority shall be given to Nigerian indigenous companies and Nigerian content such as local ownership in equipment/infrastructure, development and promotion of Nigerian personnel, shall be an important criteria in the evaluation process. Additionally, the Nigerian Act allows the monitoring board to penalize companies that do not meet these local content requirements up to 5% of the value of the contract.

Environmental Regulation

Our business is subject to international and U.S. federal, state and local laws and regulations relating to environmental protection and occupational safety and health. We are highly dependent on the offshore energy industry, which is also subject to such laws and regulations, including those that govern the discharge of oil and pollutants into navigable waters. Certain of our business operations, including the operation and maintenance of aircraft, require that we use, store and dispose of materials that are subject to environmental regulations. Failure to comply with these environmental laws and regulations may result in the imposition of administrative, civil and criminal penalties, regulatory enforcement actions in the form of injunctions and cease-and-desist orders, and civil claims arising out of a pollution event. Certain environmental laws and regulations may expose us to strict, joint and several liability relating to releases of hazardous materials or contamination conditions regardless of whether we were responsible, even if our operations were in compliance with all applicable laws and regulations at the time they were conducted. In addition, the operations of our customers in the offshore energy exploration, development and production industry are regulated by environmental laws and regulations that may restrict their activities and may result in reduced demand for our services. To date, such laws and regulations have not had a material adverse effect on our business, financial condition and results of operations.

These laws include the federal Water Pollution Control Act, also known as the Clean Water Act, which imposes restrictions on the discharge of pollutants to the navigable waters of the U.S. In addition, because our operations generate and, in some cases, involve the transportation of hazardous wastes, we are subject to the federal Resource Conservation and Recovery Act, which regulates the use, generation, transportation, treatment, storage and disposal of certain hazardous and non-hazardous wastes. Under the Comprehensive Environmental Response, Compensation and Liability Act (referred to as CERCLA or the "Superfund" law), and certain comparable state laws, strict, joint and several liability can be imposed without regard to fault or the legality of the original conduct on certain classes of persons that contributed to the release of a hazardous substance into the environment. These persons can include the current and former owner and operator of a contaminated site where a hazardous substance release occurred and any company that transported, disposed of or arranged for the transport or disposal of hazardous substances, even from inactive operations or closed facilities, in connection with such contaminated sites. In addition, neighboring landowners or other third parties may file claims for personal injury, property damage and recovery of response cost. We own, lease, and operate properties and facilities that, in some cases, have been used for industrial activities for many years. Hazardous substances, wastes, or hydrocarbons may have been released on or under the properties owned or leased by us, or on or under other locations where such substances have been taken for disposal. In addition, some of these properties have been operated by third parties or by previous owners whose treatment, storage and disposal or release of such substances was not under our control. These properties and the substances and wastes disposed or released on them may be subject to CERCLA and analogous state laws. Under such laws, we could be required to remove previously disposed substances and wastes, remediate contaminated property, or perform remedial activities to prevent future contamination.

We believe that our operations are currently in material compliance with all applicable environmental laws and regulations. We do not expect that, to comply with environmental laws and regulations, we will be required to make capital expenditures in the near future that are material to our financial position or operations; however, given the longer-term trend of more expansive and stringent environmental laws and regulations, we cannot predict the ultimate cost of complying with these laws and regulations. There can be no assurance, however, that any future laws, regulations or requirements, or that any discharge or emission of pollutants by us (or our customers) will not have a material adverse effect on our business, financial position or our results of operations.

Other

We are subject to state and local laws and regulations including, but not limited to, significant state regulations for our emergency response services. In addition, our operations in other markets are subject to local governmental regulations that may limit foreign ownership of aviation companies. Because of these local regulations, we conduct some of our operations through entities in which citizens of such countries own a majority interest and we hold a noncontrolling interest, or under contracts which provide that we operate assets for the local companies and conduct their flight operations. Changes in local laws, regulations or administrative requirements or their interpretation may have a material adverse effect on our business or financial condition or on our ability to continue operations in these areas.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Officers of Bristow Group serve at the pleasure of the Board of Directors. The name, age and offices held by each of the executive officers of Bristow Group as of March 1, 2024 were as follows:

Name	Age	Position
Christopher Bradshaw	47	President and Chief Executive Officer
Alan Corbett	66	Chief Operating Officer, Government Services
Elizabeth Matthews	54	Senior Vice President, General Counsel, Head of Government Affairs, and Corporate Secretary
Stuart Stavley	51	Chief Operating Officer, Offshore Energy Services
David Stepanek	58	Executive Vice President, Chief Transformation Officer
Jennifer Whalen	50	Senior Vice President, Chief Financial Officer
Richard Tatum	46	Vice President, Chief Accounting Officer

Christopher Bradshaw has served as President and Chief Executive Officer of the Company, currently known as Bristow Group Inc. and previously known as Era Group Inc., since 2014. Mr. Bradshaw has been a Director of the Company since February 2015. He served as Chief Financial Officer of Era Group Inc. from October 2012 to September 2015. From 2009 until 2012, Mr. Bradshaw served as Managing Partner and Chief Financial Officer of U.S. Capital Advisors LLC, an independent financial advisory firm. Prior to co-founding U.S. Capital Advisors LLC, he was an energy investment banker at UBS Securities LLC, Morgan Stanley & Co., and PaineWebber Incorporated. Mr. Bradshaw serves on the board of directors of The National Ocean Industries Association (NOIA) and HeliOffshore. He graduated cum laude from Dartmouth College with a degree in Economics and Government.

Alan Corbett has served as our Chief Operating Officer, Government Services since February 2023. In this role, Mr. Corbett is responsible for overseeing all of the Company's Government Services activity, including existing operations, new business, and emerging markets for areas such as the Company's growing market share in the Search and Rescue sector, as well as Airnorth and Humberside airport. Previously, Mr. Corbett served as Senior Vice President for Europe, Africa, Middle East, Asia and Australia and Search and Rescue from June 2020 to February 2023. Mr. Corbett had served in a similar role at Old Bristow from June 2018 to June 2020. He previously served as Old Bristow's Vice President, EAMEA from June 2017 to June 2018. Before that, he served as Old Bristow's Region Director of the Europe Caspian Region from April 2015 to June 2017 and Region Director of the Europe Business Unit (EBU) from August 2014 to March 2015. Old Bristow filed for Chapter 11 bankruptcy protection in May 2019 in order to reorganize and emerged from bankruptcy in October 2019. Prior to joining Old Bristow in August 2014, Mr. Corbett worked since 1985 in a number of management positions with Baker Hughes Incorporated, including vice president positions in the Middle East, Asia Pacific and Africa, most recently serving as Vice President, Sub Sahara Africa.

Elizabeth Matthews has served as our Senior Vice President, General Counsel, Head of Government Affairs, and Corporate Secretary since December 2022. In this role, Ms. Matthews is responsible for legal, compliance, government affairs, insurance, risk management, and contract review and management. Ms. Matthews has over 25 years of legal experience providing counsel across several different industries. Her broad legal expertise includes commercial, corporate, M&A, litigation, intellectual property, and compliance. Previously, she served as the Deputy Managing Director, Executive Vice President and General Counsel at TotalEnergies in the U.S., since 2013. Prior to TotalEnergies, Ms. Matthews spent 11 years in various legal positions at Chevron Corporation, as well as six years in private practice. She graduated cum laude from Yale University with a Bachelor of Arts in Humanities and History and received her Juris Doctor from Harvard Law School.

Stuart Stavley has served as our Chief Operating Officer, Offshore Energy Services since February 2023. In this role, Mr. Stavley has oversight of the Company's offshore energy operations in all the regions where the Company operates around the world. In addition, Mr. Stavley has global oversight for operational shared services, which includes Safety, Standards, Supply Chain, and Fleet Management functions, among others. Mr. Stavley served as Senior Vice President, Global Fleet Management for the Company from June 2020 to February 2023. He previously served as Senior Vice President, Operations and Fleet Management for Era from 2014 to June 2020. Mr. Stavley served in numerous other positions since joining Era in 1993, including serving as Senior Vice President, Fleet Management from October 2012 to October 2014, as Vice President, Fleet Management from October 2010 to October 2012, as Director of Technical Services from September 2008 to October

2010, as Director of Maintenance from September 2005 to 2008, as Chief Inspector and as Field Aviation Maintenance Technician.

David Stepanek has served as our Executive Vice President, Chief Transformation Officer since February 2023. In this role, Mr. Stepanek has responsibility for the transformation of the Company's business mix through strategic diversification into new markets. Mr. Stepanek served as our Executive Vice President, Sales and Chief Transformation Officer from April 2021 to February 2023 and as our Executive Vice President, Chief Operating Officer from June 2020 until March 2021. He previously served as Senior Vice President, Business Development of Era when he joined Era in January 2020. From 2010 through 2019, Mr. Stepanek held positions within PHI, Inc., most recently having served as President, PHI Americas. Before that, he served as PHI, Inc. Chief Commercial Officer. PHI filed for Chapter 11 bankruptcy protection in March 2019 in order to reorganize and emerged from bankruptcy in September 2019. Before joining PHI in 2010, Mr. Stepanek held a variety of leadership positions at Era. After four years' service in the U.S. Marine Corps as a heavy lift helicopter avionics technician, Mr. Stepanek moved to Sikorsky as an avionics technician and field service representative; he was subsequently promoted and contributed to the sales and product development of the S76 and S92 aircraft, amongst other roles.

Jennifer Whalen has served as our Senior Vice President, Chief Financial Officer since June 2020. In this role, Ms. Whalen is responsible for company accounting, financial reporting, investor relations, strategy and M&A, tax, information technology and other financial aspects of the Company. Previously, she served as the Senior Vice President, Chief Financial Officer of Era since February 2018. Ms. Whalen served as Era's Vice President and Chief Accounting Officer from August 2013 until her appointment as Vice President, Acting Chief Financial Officer in June 2017. Ms. Whalen joined Era as Controller in April 2012. From August 2007 to March 2012, she served in several capacities at nLIGHT Photonics Corporation, a supplier of high-performance lasers, including as Director of Accounting. Prior to these roles, she served as the Manager of Accounting at InFocus Corporation for over two years. After serving in the U.S. military, Ms. Whalen started her career in public accounting in the assurance practice group at PricewaterhouseCoopers for approximately five years. She received a B.S. in Accounting from Alabama A&M University and a master's degree in Accounting from the University of Southern California.

Richard Tatum has served as our Vice President, Chief Accounting Officer since November 2021. Mr. Tatum is the principal accounting officer responsible for the Company's accounting operations, financial reporting, and other financial aspects of the Company. Mr. Tatum previously served at Pacific Drilling as Senior Vice President, Chief Accounting Officer from August 2017 until its merger with Noble Corporation in April 2021. He served at Pacific Drilling as Vice President, Controller from March 2014 to July 2017, and as Director of Financial Reporting from October 2010 to February 2014. From February 2009 to August 2010, Richard was the Director Financial Reporting at Frontier Drilling USA, Inc. He began his career as an auditor with Grant Thornton LLP, where he held a variety of roles with increasing responsibilities, his most recent position being a Manager in Grant Thornton's National Professional Standards Group. He has a bachelor's degree in Business Administration and a master's degree in Professional Accounting from the University of Texas at Austin and is a Certified Public Accountant.

Where You Can Find More Information

We are required to file annual, quarterly and current reports, proxy statements and other information with the U.S. Securities and Exchange Commission ("SEC"). Unless otherwise stated herein, these filings are not deemed to be incorporated by reference in this report. All of our filings with the SEC will be available once filed, free of charge, on our website, including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statements on Form DEF-14A and any amendments to those reports. These reports and amendments will be available on our website as soon as reasonably practicable after we electronically file the reports or amendments with the SEC. The reference to our website is not intended to incorporate the information on the website into this Annual Report on Form 10-K. These reports and filings are also available on the SEC's website at www.sec.gov. In addition, our Corporate Governance Guidelines and other policies, and the Board of Directors' Audit Committee, Compensation Committee and Environmental, Social and Governance Committee charters are available, free of charge, on our website or in print for stockholders.

ITEM 1A. RISK FACTORS

Our business, results of operations, financial condition, liquidity, cash flow and prospects may be materially and adversely affected by numerous risks and uncertainties. Although it is not possible to predict or identify all such risks and uncertainties, they may include, but are not limited to, the risks and uncertainties described below. These risks and uncertainties represent some of the more critical risk factors that affect us, in addition to the other information that has been provided in this Annual Report on Form 10-K. Our business operations or actual results could also be similarly impacted by additional risks and uncertainties that are not currently known to us or that we currently deem immaterial to our operations.

Risks Related to Our Business

- inherent risks related to our operations, some of which may not be covered by our insurance;
- failure to maintain standards of acceptable safety performance;
- a shortfall in availability of aircraft components and parts required for maintenance and repairs of our helicopter and fixed wing aircraft, including significant delays in the delivery of parts for our S92 fleet, and supplier cost increases;
- dependence on a small number of helicopter manufacturers and lessors;
- a concentration of certain helicopter models in our fleet could materially adversely affect our business, financial condition and results of operations should any problems specific to these particular models occur;
- failure to attract, train and retain skilled personnel;
- collective bargaining or union agreements covering certain of our employees will be renegotiated in 2024;
- foreign exchange risks and controls may affect our financial position and results of operations;
- inflation may continue to adversely affect us by increasing costs beyond what we can recover through price increases and limit our ability to enter into future traditional debt financing;
- the market value of our helicopter fleet is dependent on a number of external factors;
- inadequate or unfavorable sources of capital funding;
- failure to effectively manage acquisitions, divestitures, investments, joint ventures and other portfolio actions could adversely impact our operating results and any future acquisitions may underperform;
- the level of activity in the North Sea and the U.S. Gulf of Mexico;
- failure to effectively and timely address the energy transition;
- diversification efforts into other aviation services may prove unsuccessful;
- ability to grow in core markets and expand into new business lines and international markets;
- disruptions in the political, regulatory, economic, and social environments of the countries in which we operate could adversely affect our financial condition, results of operations and cash flows;
- exposure to credit risk of our counterparties;
- failure to dispose of aircraft through sales into the aftermarket;
- our operations are subject to weather-related and seasonal fluctuations;
- our operations, including significant operations in the U.S. Gulf of Mexico, may be adversely impacted by weather conditions; and
- the impact of public health crises, such as pandemics (including COVID-19) and epidemics, and any related government policies.

Risks Related to Our Customers and Contracts

- a focus by our customers on cost-saving measures rather than quality of service;
- our industry is highly competitive and cyclical, with intense price competition;
- we depend on a small number of customers for a significant portion of our revenues;
- our contracts often can be terminated or downsized by our customers without penalty;

- our UK SAR contract can be terminated and is subject to certain other rights of the DfT;
- reductions in spending on aviation services by governmental agencies could lead to modifications of contract terms or delays in receiving payments;
- our fixed operating expenses and long-term contracts with customers could adversely affect our business under certain circumstances; and
- consolidation of and asset sales by, our customer base could reduce demand for our services and our revenues.

Risks Related to the Offshore Energy Industry

- the demand for our services is substantially dependent on the level of offshore energy exploration, development and production activity;
- the possibility of political instability, war or acts of terrorism in any of the countries where we operate;
- unconventional crude oil and natural gas sources and improved economics of producing natural gas and oil from such sources have previously exerted and could exert downward pricing pressures; and
- any significant development impacting deepwater drilling in the areas where we operate.

Risks Related to Legal, Tax and Regulatory Matters

- cybersecurity breaches or business system disruptions may adversely affect our business;
- we operate in many international areas through entities that we do not control and are subject to government regulation that limits foreign ownership of aircraft companies in favor of domestic ownership;
- increasing complexity and costs incurred to comply with new local content regulation;
- environmental regulations and liabilities;
- U.S. and foreign social, political, regulatory and economic conditions as well as changes in tariffs, trade agreements or other trade restrictions imposed by the U.S. government;
- legal compliance risks, including anti-corruption statutes;
- impact of increasing privacy and data obligations;
- actions taken by governmental agencies in the jurisdictions in which we operate; and
- changes in effective tax rates, taxation of our foreign subsidiaries or adverse outcomes resulting from examination of our tax returns.

Risks Related to Our Common Stock and Corporate Structure

- our stock price may fluctuate significantly;
- securities analyst coverage or lack of coverage may have a negative impact on our stock price;
- provisions in our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law may discourage, delay or prevent a change of control of our business or changes in our management;
- regulations limit foreign ownership of our business, which could reduce the price of our common stock and cause owners of our common stock who are not U.S. persons to lose their voting rights; and
- our certificate of incorporation includes a forum selection clause, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us.

General Risks

- service interruptions, data corruption, cyberattacks or network security breaches;
- failure to attract and retain qualified personnel;
- adverse results of legal proceedings;
- material weaknesses in or failure to maintain an effective system of internal controls;

- failure to develop or implement new technologies; and

- increasing attention to environmental, social and governance matters.

Risks Related to Our Business

Our operations involve a degree of inherent risk, some of which may not be covered by our insurance and may increase our operating costs or adversely affect our liquidity.

The operation of helicopters and fixed wing aircraft inherently involves a substantial degree of risk. Hazards such as harsh weather and marine conditions, mechanical failures, facility fires, spare parts damage, pandemic outbreaks, human error, crashes and collisions are inherent risks in our business and may result in personal injury, loss of life, damage to property and equipment, suspension or reduction of operations, reduced number of flight hours, the grounding of the aircraft involved in the incident or an entire fleet of the same aircraft type, or insufficient ground facilities or spare parts to support operations. In addition to any loss of property or life, our revenues, profitability and margins could be materially affected by an accident or asset damage.

We, or third parties operating our aircraft, may experience accidents or damage to our assets in the future. These risks could endanger the safety of both our own and our customers' personnel, equipment, cargo and other property, as well as the environment. If any of these incidents were to occur with equipment or other assets that we need to operate or lease to third parties, we could experience loss of revenues, termination of charter contracts, higher insurance rates and damage to our reputation and customer relationships. In addition, to the extent an accident occurs with aircraft we operate or to assets supporting operations, we could be held liable for resulting damages.

Certain models of aircraft that we operate, or have operated in the past, have also experienced accidents while operated by third parties. If other operators experience accidents with aircraft models that we operate or lease, obligating us to take such aircraft out of service until the cause of the accident is rectified, we could lose revenues and customers. In addition, safety issues experienced by a particular model of aircraft could result in customers refusing to use that particular aircraft model or a regulatory body grounding that particular aircraft model. The value of the aircraft model might also be permanently reduced in the market if the model were to be considered less desirable for future service and the inventory for such aircraft may be impaired, leading to impairment and similar changes.

We attempt to protect ourselves against financial losses and damage by carrying insurance, including hull and liability, general liability, workers' compensation, employers' liability, auto liability and property and casualty insurance. Our insurance coverage is subject to deductibles and maximum coverage amounts, and we do not carry insurance against all types of losses, including business interruption. We cannot assure you that our existing coverage will be sufficient to protect against all losses, that we will be able to maintain our existing coverage in the future or that the premiums will not increase substantially. We also carry insurance for war risk, expropriation and confiscation of the aircraft we use in certain of our international operations. Future terrorist activity, risks of war, accidents, extreme weather events, or other events could increase our insurance premiums. The loss of any insurance coverage, inadequate coverage from our liability insurance, the payment of significant deductibles or substantial increases in future premiums could have a material adverse effect on our business, financial condition and results of operations.

Failure to maintain standards of acceptable safety performance may have an adverse impact on our ability to attract and retain customers and could adversely impact our reputation, operations and financial performance.

Our customers consider safety and reliability as two of the primary attributes when selecting a provider of air transportation services. If we fail to maintain standards of safety and reliability that are satisfactory to our customers, our ability to retain current customers and attract new customers may be adversely affected.

Accidents or disasters could impact customer or passenger confidence in a particular fleet type, we or the air transportation services industry as a whole and could lead to a reduction in customer contracts, particularly if such accidents or disasters were due to a safety fault in a type of aircraft used in our fleet. In addition, the loss of aircraft as a result of accidents could cause significant adverse publicity and the interruption of air services to our customers, which could adversely impact our reputation, operations and financial results.

A shortfall in availability of aircraft components and parts required for maintenance and repairs of our helicopter and fixed wing aircraft and supplier cost increases, particularly as a result of supply chain and logistics disruptions that began during the COVID-19 pandemic and the resulting inflationary environment, has adversely affected us and could continue to adversely affect us.

In connection with the required maintenance and repairs performed on our aircraft in order for them to stay fully operational and available for use in our operations, there are a limited number of suppliers, vendors and OEMs we are able to rely on (such as Sikorsky Commercial Inc., Leonardo Spa, Nova Systems International Ltd., and General Electric Aviation Inc.) for the supply and overhaul of components fitted to our aircraft. These vendors have historically worked at or near full capacity supporting the aircraft production lines and the maintenance requirements of various government and civilian aircraft operators that may also operate at or near capacity in certain industries, including operators such as us who support the energy industry. Such conditions can result in backlogs in manufacturing schedules and some parts being in limited supply from time to time, which could have an adverse impact upon our ability to maintain and repair our aircraft. Additionally, such suppliers have been and may continue to be impacted by supply chain and logistics disruptions that began during the COVID-19 pandemic, which disruptions have resulted in delays in parts delivery for our aircraft and increased costs for such parts.

Our inability to perform timely maintenance and repairs, or perform such maintenance and repairs economically, may result in our aircraft being underutilized, which could have an adverse impact on our operating results and financial condition. In particular, we have experienced significant delays in the delivery of parts for our S92 fleet, which comprises 31% of our total fleet, resulting in the need (i) to purchase or otherwise acquire parts from other sources and (ii) to ground multiple S92 aircraft and forgo certain related business opportunities.

To the extent that these suppliers also supply parts for aircraft used by governments in military operations, parts delivery for our aircraft may be further delayed in favor of those deliveries. Because of the limited number of alternative suppliers, vendors and OEMs (and in certain cases, the lack thereof), any such supply chain disruptions could adversely impact our ability to perform timely maintenance and repairs or perform such maintenance and repairs economically. Furthermore, our operations in remote locations, where delivery of these components and parts could take a significant period of time, may also impact our ability to maintain and repair our aircraft. While every effort is made to mitigate such impact, we expect this to pose a risk to our operating results. Additionally, supplier cost increases for critical aircraft components and parts as a result of the current inflationary environment also pose a risk to our operating results. As certain of our contracts are long-term in nature, cost increases may not be able to be passed on to our customers until the contracts are up for renewal.

Additionally, operation of a global fleet of aircraft requires us to carry spare parts inventory across our global operations to perform scheduled and unscheduled maintenance activity. Changes in the aircraft model types of our fleet or the timing of exits from model types can result in inventory levels in excess of those required to support the fleet over the remaining life of the fleet. Additionally, other parts may become obsolete or dormant given changes in use of parts on aircraft and maintenance needs. These fleet changes or other external factors can result in impairment of inventory balances where we expect that excess, dormant or obsolete inventory will not recover its carrying value through sales to third parties or disposal.

Our dependence on a small number of helicopter manufacturers and lessors poses a significant risk to our business and prospects, including when we seek to grow our business.

We contract with a small number of manufacturers and lessors for most of our aircraft expansion, replacement and leasing needs. If any of the manufacturers face production delays due to, for example, natural disasters, pandemics, labor strikes or availability of skilled labor, we may experience a significant delay in the delivery of previously ordered aircraft. During these periods, we may not be able to obtain orders for additional aircraft with acceptable pricing, delivery dates or other terms. Also, we have operating leases for a portion of our helicopters. The number of companies that provide leasing for helicopters is limited. If any of these leasing companies face financial setbacks, we may experience delays or restrictions in our ability to lease aircraft.

Delivery delays or our inability to obtain acceptable aircraft orders or lease aircraft have from time to time adversely affected, and could adversely affect in the future, our revenues and profitability and could jeopardize our ability to meet the demands of our customers and grow our business.

A decline in market demand for specific helicopter models in our fleet could materially adversely affect our business, financial condition and results of operations should any problems specific to these particular models occur.

If the market demand for helicopter models in our fleet declines, if such models experience technical difficulties or if such models are involved in operational incidents, it could cause a diminution in value of the affected models or the inability to provide services with such model without significant expense or at all. In addition, the bankruptcy or shutdown of a helicopter operator or lessor with a large fleet of such helicopter models may result in an oversupply of such models being made available to the market, which could reduce the rates earned by, and/or the value of, such helicopter models. A significant decline in value of such models that is other than temporary could result in an impairment to the carrying value of our helicopter fleet. The occurrence of any of these events could materially adversely affect our business, financial condition or results of operations.

Our business requires employees with significant technical skills; therefore, we would be adversely affected if it were unable to employ sufficient numbers of qualified employees to maintain its operations.

Our success depends on our ability to attract and retain skilled personnel, specifically our pilots and mechanics. The competition for pilots and mechanics is fiercely competitive, and we compete with major Part 121 air carriers and the emergency air medical industry to attract and retain such talent.

Additionally, many of our customers require pilots with very high levels of flight experience. The market for these experienced and highly-trained personnel is competitive and may become more competitive. Accordingly, we cannot assure you that we will be successful in our efforts to attract and retain such personnel. Some of our pilots, mechanics and other personnel, as well as those of our competitors, are members of military reserves who have been, or could be, called to active duty. If significant numbers of such personnel are called to active duty, it could reduce the supply of such workers and likely increase our labor costs. Further, the addition of new aircraft types to our fleet or a sudden change in demand for a specific aircraft type, as happened with the Sikorsky S92 aircraft type in response to the H225 grounding, may require us to retain additional pilots, mechanics and other flight-related personnel.

Collective bargaining or union agreements covering certain of our employees will be renegotiated in 2024; labor problems, including our inability to negotiate acceptable collective bargaining or union agreements with employees covered by such agreements could adversely affect us.

Many of our employees are represented under collective bargaining or union agreements, some of which have expired or will expire in one year or less. As of December 31, 2023, approximately 60% of our employees were covered by union or other collective bargaining agreements. There can be no assurance that we will be able to negotiate the terms of any expired or expiring agreement on terms that are acceptable to us. Although we consider our relations with our employees to be generally satisfactory, we may experience strikes, work stoppages or other slowdowns by the affected workers. Furthermore, our employees who are not covered under a collective bargaining agreement may become subject to labor organizing efforts. If our unionized workers engage in an extended strike, work stoppage or other slowdown, other employees elect to become unionized, existing labor agreements are renegotiated or future labor agreements contain terms that are unfavorable to us, we could experience a significant disruption of our operations or higher ongoing labor costs, which could adversely affect our business, financial condition and results of operations.

Foreign exchange risks and controls may affect our financial position and results of operations.

Through our operations outside the U.S., we are exposed to foreign currency fluctuations and exchange rate risks. A portion of the services we provide outside the U.S. generate revenues in foreign currencies with the associated expenses incurred in U.S. dollars. In such cases, a strengthening U.S. dollar adversely affects the profitability of providing such services, and therefore could have an adverse effect on our financial condition and results of operations. A strong U.S. dollar may also reduce the demand for our services that are provided under U.S. dollar-denominated contracts in foreign countries.

Because we maintain our financial statements in U.S. dollars, our financial results are vulnerable to fluctuations in the exchange rate between the U.S. dollar and foreign currencies, such as the British pound sterling, Australian dollar, euro, Norwegian krone and Nigerian naira. In preparing our financial statements, we must convert all non-U.S. dollar results to U.S. dollars. The effect of foreign currency translation impacts our results of operations as a result of the translation of non-U.S. dollar results and is reflected as a component of stockholders' investment, while the revaluation of certain monetary foreign currency transactions is credited or charged to income and reflected in other income (expense), net.

We also operate in countries with foreign exchange controls including Brazil and Nigeria. These controls may limit our ability to repatriate funds from our international operations and unconsolidated affiliates or otherwise convert local currencies into U.S. dollars. These limitations could adversely affect our ability to access cash from these operations. As of December 31, 2023, approximately 55% of our total cash balance was held outside the U.S.

Inflation may continue to adversely affect us by increasing costs beyond what we can recover through price increases and limit our ability to enter into future traditional debt financing.

Inflation has adversely affected us by increasing costs of critical components, aircraft and equipment, labor, and other services we may rely on, and continued inflationary pressures could prevent us from operating at capacity, decreasing our revenues or having an adverse effect on our profitability. In addition, inflation is often, and has recently been, accompanied by higher interest rates. Such higher interest rates may affect our ability to enter into future traditional debt financing, as high inflation may result in an increase in cost to borrow.

The market value of our helicopter fleet is dependent on a number of external factors.

The fair market value of each of our helicopters is dependent upon a variety of factors, including:

- general economic and market conditions and, in particular, those affecting the offshore energy industry, including the price of offshore energy and the level of offshore energy exploration, development and production;
- the number of comparable helicopters servicing the market;
- the types and sizes of comparable helicopters available for sale or lease;
- historical issues with helicopters of the same model;
- the specific age and attributes of the helicopter;
- demand for the helicopter in different industries;
- the level of support provided by manufacturers; and
- changes in regulation or competition from other air transport companies and other modes of transportation.

Surplus of particular models of aircraft in the market may cause a decline in the fair market value of certain of our helicopters. A decline in helicopter values could result in asset impairment charges, breaches of loan covenants or lower proceeds upon helicopter sales, any of which could have a material adverse effect on our business, financial condition and results of operations.

In order to support our business, we may require additional capital in the future that may not be available to us.

Our business is capital intensive, and to the extent we do not generate sufficient cash from operations, we will need to raise additional funds to, among other things, purchase new equipment and maintain currently owned equipment. Adequate sources of capital funding may not be available when needed, or may not be available on favorable terms. If we raise additional debt financing, we will incur additional interest expense and the terms of such debt may be at less favorable rates than existing debt and could require the pledge of additional assets as security or subject us to financial and/or operating covenants that affect our ability to conduct our business. The issuance of additional equity or equity-linked capital could have the effect of diluting current stockholders. If funding is insufficient at any time in the future, we may be unable to acquire additional aircraft, take advantage of business opportunities, fund operating losses or respond to competitive pressures, any of which could harm our business, financial condition and results of operations. See discussion of our material cash requirements and capital commitments in "Management's Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources—Contractual Obligations and Capital Commitments."

Failure to effectively manage acquisitions, divestitures, investments, joint ventures and other portfolio actions could adversely impact our operating results and any future acquisitions may underperform.

We continuously evaluate the acquisition or disposition of operating businesses and assets and may in the future undertake one or more of such transactions. Any such transaction could be material to our business and could take any number of forms, including mergers, joint ventures and the purchase of equity interests. The consideration for such acquisitive transactions may include, among other things, cash, common stock or equity interests in us or our subsidiaries, or a contribution of equipment to obtain equity interests, and in conjunction with a transaction we might incur additional indebtedness. We also routinely evaluate the benefits of disposing of certain of our assets.

These transactions may present significant risks such as insufficient revenues to offset liabilities assumed, potential loss of significant revenues and income streams, increased or unexpected expenses, inadequate return of capital, costs associated with additional regulatory or compliance issues, risks relating to retaining key employees, customers and supply and vendor relationships of acquired businesses, the triggering of certain covenants in our debt agreements (including accelerated repayment), risks relating to the integration of operations, workforce and technology, managing tax and foreign exchange exposure, transaction-related litigation and unidentified issues not discovered in due diligence. Further, as we look to diversify into new markets, such as advanced air mobility, acquisitions of assets operating in such sectors could present risks related to operating new lines of business or in new geographies. In addition, such transactions could distract management from current operations. As a result of the risks inherent in such transactions, we cannot guarantee that any such transaction will ultimately result in the realization of its anticipated benefits or that it will not have a material adverse effect on our business, financial condition and results of operations. If we were to complete such an acquisition, disposition, investment or other strategic transaction, we may require additional debt or equity financing that could result in a significant increase in our amount of debt and our debt service obligations or the number of outstanding shares of our common stock, thereby diluting holders of our common stock outstanding prior to such acquisition.

Our diversification efforts into other aviation services may prove unsuccessful.

Our business has traditionally been significantly dependent upon the level of offshore energy exploration, development and production activity. Although we, through merger, acquisitions and organic growth initiatives, continue to diversify into other aviation services, including SAR services, and we believe that additional government services contracts and advanced air mobility present attractive growth and diversification opportunities, the effect of any downturn in the offshore energy industry would nevertheless negatively impact our financial results in future periods. While diversification into other aviation services is intended over the long term to grow the business, offset the cyclical nature of the underlying offshore energy business and transition our customer base away from traditional offshore energy activities, we cannot be certain that benefits associated with those other lines of business will be realized at any point or that the costs of entry into such other lines of business, including non-economic costs such as management focus on such new lines of business instead of or in addition to our core business, won't ultimately exceed the benefit derived from these businesses.

We are highly dependent upon the level of activity in the North Sea and the U.S. Gulf of Mexico, which are mature exploration and production regions.

For the twelve months ended December 31, 2023 and 2022 approximately 44% and 44%, respectively, of our operating revenues were derived from aviation services provided to offshore energy customers operating in the North Sea and the U.S. Gulf of Mexico. The North Sea and the U.S. Gulf of Mexico are mature exploration and production regions that have undergone substantial seismic survey, exploration and production activity for many years. Because a large number of offshore energy properties in these regions have already been drilled, additional prospects of sufficient size and quality that make economic sense especially in a depressed commodity price environment could be more difficult to identify. The ability of our customers to produce sufficient quantities to support the costs of exploration in different basins could impact the level of future activity in these regions. In the future, production may decline to the point that such properties are no longer economic to operate, in which case, our services with respect to such properties would no longer be needed. Offshore energy companies may not identify sufficient additional drilling sites to replace those that become depleted. In addition, the U.S. government's exercise of authority under the Outer Continental Shelf Lands Act, as amended, to restrict the availability of offshore energy leases together with the UK government's exercise of authority could adversely impact exploration and production activity in the U.S.

Gulf of Mexico and the North Sea, respectively. Further, actions of the Biden administration could negatively impact offshore energy operations in the U.S. in and favor of renewable energy projects.

If activity in offshore energy exploration, development and production in either the U.S. Gulf of Mexico or the North Sea materially declines, our business, financial condition and results of operations could be materially and adversely affected. We cannot predict the levels of activity in these areas.

Failure to effectively and timely address the energy transition or adequately implement and communicate our environmental, social and governance initiatives could adversely affect our business, results of operations and cash flows.

Our long-term success depends on our ability to effectively address the energy transition and adequately implement our environmental, social and governance initiatives, which will require, among other things, reducing emissions and the environmental impact of our existing operations, integrating electric aircraft and ground support vehicles, adapting to potentially changing government requirements and customer preferences, as well as engaging with our customers to develop solutions to decarbonize offshore energy operations. If the energy transition landscape changes faster than anticipated or in a manner that we do not anticipate, demand for our services could be adversely affected. Furthermore, if we fail or are perceived to not effectively implement an energy transition strategy or our environmental, social and governance initiatives, or if investors or financial institutions shift funding away from companies in fossil fuel-related industries, our access to capital or the market for our securities could be negatively impacted. Additionally, we may experience diminished reputation or sentiment, an inability to attract and retain talent and/or a loss of customers or vendors.

Our future growth depends on our ability to grow in core markets and expand into new business lines and additional international markets.

Our future growth will depend on our ability to grow in our core markets and expand into new business lines, such as advanced air mobility, and additional international markets. Expansion of our business depends on our ability to operate in these other markets.

Expansion of our business may be adversely affected by:
- local regulations restricting foreign ownership of helicopter operators;
- requirements to award contracts to local operators;
- the number and location of new drilling concessions granted by foreign governments; and
- our ability to integrate new models of aircraft into our fleet and operate new lines of business to support our diversification initiatives.

If we are unable to continue to operate, establish new lines of business, or retain contracts in international markets, our operations may not grow and our future business, financial condition and results of operations may be adversely affected.

Disruptions in the political, regulatory, economic, and social environments of the countries in which we operate could adversely affect our financial condition, results of operations and cash flows.

During the twelve months ended December 31, 2023, we generated revenues in 17 countries across the world. Our non-U.S. operations accounted for approximately 82% and 82% of our consolidated operating revenues in the twelve months ended December 31, 2023 and 2022, respectively. Instability and unforeseen changes in any of the markets in which we operate could result in business disruptions that may have an adverse effect on the demand for our products and services or our financial condition, results of operations or cash flows.

These factors include, but are not limited to, the following:
- uncertain or volatile political, social and economic conditions;
- exposure to expropriation, nationalization, deprivation or confiscation of our assets or the assets of our customers, or other governmental actions;
- social unrest, acts of terrorism, war or other armed conflict;
- public health crises and other catastrophic events, such as the COVID-19 pandemic;
- confiscatory taxation or other adverse tax policies;

- theft of, or lack of sufficient legal protection for, proprietary technology and other intellectual property;

- deprivation of contract rights;

- trade and economic sanctions or other restrictions imposed by the UK the U.S. or other regions or countries that could restrict or curtail our ability to operate in certain markets;

- unexpected changes in legal and regulatory requirements, including changes in interpretation or enforcement of existing laws;

- restrictions on the repatriation of income or capital;

- currency exchange controls;

- inflation; and

- currency exchange, rate fluctuations and devaluations.

For example, there has been continuing political and social unrest in Nigeria, where we derived 10% and 8% of our operating revenues during the twelve months ended December 31, 2023 and 2022, respectively. Future unrest or legislation in Nigeria or our other operating regions could adversely affect our business, financial condition and results of operations in those regions. We cannot predict whether any of these events will continue to occur in Nigeria or occur elsewhere in the future.

In addition, our operations in Nigeria are subject to the Nigerian Offshore Energy Industry Content Development Act, 2010 (the "Nigerian Content Development Act"). The Nigerian Content Development Act requires that our customers select service providers having greater "local content" in the respective region. Further, the local authorities in this jurisdiction monitor compliance with the Local Content Acts and can penalize companies that do not meet local content requirements.

We are exposed to credit risk of our counterparties.

We are exposed to credit risk, which depends on the ability of our counterparties to fulfill their obligations to us. We manage credit risk by entering into arrangements with established counterparties and through the establishment of credit policies and limits, which are applied in the selection of counterparties.

Credit risk arises from the potential for counterparties to default on their contractual obligations. We monitor our concentration risk with counterparties on an ongoing basis. The carrying amount of financial assets represents the maximum credit exposure for financial assets.

Credit risk also arises on our trade receivables when a customer cannot meet its obligation to us. To mitigate trade credit risk, we have developed credit policies that include the review, approval and monitoring of new customers, annual credit evaluations and credit limits. There can be no assurance that our risk mitigation strategies will be effective and that credit risk will not adversely affect our financial condition and results of operations.

In addition, the majority of our customers are engaged in offshore energy production, exploration and development. During the twelve months ended December 31, 2023, we generated approximately 64% of our consolidated operating revenues from offshore energy services. This concentration could impact our overall exposure to credit risk because changes in economic, regulatory and industry conditions that adversely affect the offshore energy industry could affect the credit worthiness of many of our customers. We generally do not require and do not have the leverage to obtain letters of credit or other collateral to support our trade receivables. Accordingly, a downturn in the economic condition of the offshore energy industry could adversely impact our ability to collect our receivables and thus impact our business, financial condition and results of operations.

Our failure to dispose of aircraft through sales into the aftermarket could adversely affect us.

The management of our global aircraft fleet involves a careful evaluation of the expected demand for our services across global markets, including the type of aircraft needed to meet this demand. As offshore energy drilling and production globally moves to deeper water, additional medium and heavy aircraft and newer technology aircraft may be required. As older aircraft models come off of current contracts and are replaced by new aircraft, our management evaluates our future needs for these aircraft models and ultimately the ability to recover our remaining investments in these aircraft through sales into the aftermarket. We depreciate our aircraft over their expected useful life to the expected salvage value to be received for the aircraft at the end of that life. However, depending on the market for an aircraft type when we seek to sell an aircraft or anticipate disposing of an aircraft, we may record gains or losses on aircraft sales or impairment. In certain instances where a cash return can be made on newer aircraft in excess of the expected return available through the provision of our services, we may sell newer aircraft. The number of aircraft sales and the amount of gains and losses recorded on these sales depends on a wide variety of factors and is inherently unpredictable. A significant return of aircraft to leasing companies by us or our competitors into an already oversupplied market could undermine our ability to dispose of our aircraft and could have a material adverse effect on our business, financial condition and results of operations.

Our operations are subject to weather-related and seasonal fluctuations. In particular, our operations in the Gulf of Mexico have experienced an increase in frequency and severity of hurricanes, which may continue to adversely affect our costs, the well-being of our employees and ability to operate.

Certain of our operations are subject to harsh weather conditions and seasonal factors. Poor visibility, high wind, heavy precipitation, sandstorms, hurricanes and volcanic ash can affect the operation of helicopters and fixed wing aircraft and result in a reduced number of flight hours. A significant portion of our operating revenues and profits related to offshore energy exploration, development and production activity is dependent on actual flight hours, and a substantial portion of our operating expenses is fixed. Thus, prolonged periods of harsh weather can have a material adverse effect on our business, financial condition and results of operations.

In addition, there is increasing concern over the risks of climate change, and related severe weather patterns, which presents short-term and increasing long-term risks to us. The physical risks of climate change include rising average global temperatures, rising sea levels and an increase in the frequency and severity of extreme weather events and natural disasters, including floods, wildfires, hurricanes and tornadoes. Climate change and natural disasters have the potential to disrupt our and our clients' businesses, could affect the operation of helicopters and fixed wing aircraft and result in a reduced number of flight hours, which may have a material adverse effect on our business, financial condition and results of operations.

The fall and winter months in the Northern hemisphere have fewer hours of daylight, particularly in the North Sea, and flight hours are generally lower at these times, typically resulting in a reduction in operating revenues during those months. Although some of our helicopters are equipped to fly at night, we generally do not do so except in SAR operations. In addition, drilling activity in the North Sea is less active during the winter months than the rest of the year. Anticipation of harsh weather during this period causes many offshore energy companies to limit activity during the winter months. Accordingly, our reduced ability to operate in harsh weather conditions and darkness may have a material adverse effect on our business, financial condition and results of operations.

The Harmattan, a dry and dusty West African trade wind, blows in Nigeria between the end of December and the middle of February. The heavy amount of dust in the air can severely limit visibility and block the sun for several days, similar to a heavy fog. We are unable to operate aircraft during these harsh conditions.

In the U.S. Gulf of Mexico, the months of December through March typically have more days of harsh weather conditions than the other months of the year. Heavy fog during those months often limits visibility and flight activity. In addition, in the U.S. Gulf of Mexico, operations may continue to be impacted by hurricanes and tropical storms from June through November. The U.S. Gulf of Mexico experienced several significant hurricanes in 2022, 2021, and 2020, which some weather analysts believe is consistent with a period of greater hurricane activity. During a tropical storm, hurricane or cyclone, we are unable to operate in the area of the storm. However, flight activity may increase immediately before and after a storm due to the evacuation and return of offshore workers. In addition, as a significant portion of our facilities are located along the coast of these regions, extreme weather may continue to cause substantial damage to our property in these locations, including possibly aircraft. For example, in August 2021, we experienced a prolonged displacement of operations and incurred costs related to the temporary relocation of our operations in Louisiana following damage to our aircraft and facilities as a result of Hurricane Ida. Additionally, we incur costs in evacuating our aircraft, personnel and equipment prior to tropical storms, hurricanes and cyclones.

Consequently, flight hours may be lower during these periods, resulting in reduced operating revenues, which may have a material adverse effect on our business, financial condition and results of operations.

We face risks related to actual or threatened health epidemics, including COVID-19, or other major health crises, which could significantly disrupt our business.

Our business could be impacted adversely by the effects of public health epidemics, pandemics (such as COVID-19) or other major health crises (which are referred to collectively for purposes of this paragraph as public health crises). Actual or threatened public health crises may have a number of adverse impacts, including volatility in the global economy, impacts to our customers' business operations, or significant disruptions in the markets we serve, caused by a variety of factors such as quarantines, closures, or other government-imposed restrictions, any of which could adversely impact our business, operations, financial condition and operating results.

For example, the COVID-19 pandemic caused a significant and swift reduction in global economic activity during 2020, which significantly weakened demand for offshore energy, and in turn, the demand for our services. Other effects of the pandemic included, and may continue to include, significant volatility and disruption of the global financial markets; supply chain disruptions and inflationary pressure; employee impacts from illness; community response measures; and temporary closures of the facilities of our customers and suppliers. While the prices of and demand for crude oil have recovered from the lows seen in the initial stages of the pandemic, the extent to which our operating and financial results will continue to be affected will depend on various factors beyond our control, such as the emergence of new variants and strains of the virus and the success of actions to contain such variants, or treat its impact, such as the availability and acceptance of vaccines. Although we have not experienced any significant disruptions as a result of any new COVID-19 variants, the COVID-19 pandemic may materially adversely affect our operating and financial results in a manner that is not currently known to us or that we do not currently consider to present significant risks to our operations.

Risks Related to Our Customers and Contracts

A focus by our customers on cost-saving measures rather than quality of service, which is how we differentiate ourselves from competition, could reduce the demand for our services.

Historically, we had the ability to secure profitable contracts by providing superior quality as compared to our competitors. However, offshore energy companies are continually seeking to implement measures aimed at greater cost savings, including efforts to accept lesser quality services, to otherwise improve cost efficiencies with respect to air transportation services, or to provide other alternatives for transportation, such as boats. For example, these companies may reduce staffing levels on both old and new installations by using new technology to permit unmanned installations, may reduce the frequency of transportation of employees by increasing the length of shifts offshore, may change other aspects of how our services are scheduled and may consider other alternatives to our services to achieve cost savings. In addition, these companies could initiate their own helicopter, airplane or other transportation alternatives. The continued implementation of these kinds of measures could reduce the demand or pricing for our services and have a material adverse effect on our business, financial condition and results of operations.

Our industry is highly competitive and cyclical, with intense price competition.

The helicopter and fixed wing businesses are highly competitive throughout the world. Chartering of such aircraft is often done on the basis of competitive bidding among those providers having the necessary equipment, operational experience and resources. Factors that affect competition in our industry include price, quality of service, operational experience, record of safety, quality and type of equipment, aircraft availability, customer relationship and professional reputation. Additionally, certain of our competitors have undercut us by reducing rates to levels not acceptable to us.

Our industry has historically been cyclical and is affected by the volatility of offshore energy price levels. There have been periods of high demand for our services, followed by periods of low demand for our services. Changes in commodity prices can have a significant effect on demand for our services, and periods of low activity intensify price competition in the industry and often result in lower utilization rates for our aircraft, including potentially being idle for long periods of time.

We have several significant competitors in the North Sea, Nigeria, the U.S. Gulf of Mexico and Brazil, and a number of smaller local competitors in other markets. Certain of our customers have the capability to perform their own air transportation operations or give business to our competitors should they elect to do so, which has a limiting effect on our rates.

As a result of significant competition, we must continue to provide safe, reliable and efficient service and we must continue to evolve our technology or we will lose market share, which could have a material adverse effect on our business, financial condition and results of operations due to the loss of a significant number of our customers or termination of a significant number of our contracts.

We depend on a small number of customers for a significant portion of our revenues.

We derive a significant amount of our revenues from our UK SAR Contract, as well as from a small number of offshore energy companies. Our loss of one of these significant customers, if not offset by sales to new or other existing customers, could have a material adverse effect on our business, financial condition and results of operations. See discussion of our customers and contractual arrangements in the "Business" section of this Annual Report on Form 10-K.

Our contracts often can be terminated or downsized by our customers without penalty.

Many of our fixed-term contracts contain provisions permitting early termination by the customer at their convenience, generally without penalty, and with limited notice requirements. In addition, many of our contracts permit our customers to decrease the number of aircraft under contract with a corresponding decrease in the fixed monthly payments without penalty. As a result, you should not place undue reliance on the strength of our customer contracts or the terms of those contracts.

Our UK SAR contract can be terminated at will and is subject to certain other rights of the DfT.

Our UK SAR contract, which accounted for approximately 19% of our revenues for the twelve months ended December 31, 2023, allows the DfT to cancel the contract for any reason upon notice and payment of a specified cancellation fee based on the number of bases reduced as a result of the exercise and the timing of the exercise. Prior to any cancellation or termination of the contract, the DfT may also invite tenders to award a contract for the SAR services we provide to a replacement contractor.

Additionally, the UK SAR contract grants the DfT the option to require us to transfer to the DfT, at termination or expiration, either the lease or the ownership of some or all of the helicopters and ground facilities that service the UK SAR contract. The DfT may alternatively require that we or the owner, as the case may be, transfer the lease or ownership of the helicopters and ground facilities to any replacement service provider. If the DfT wishes to transfer ownership, it must pay a specified option exercise fee based on the value of the helicopters. If the DfT wishes to transfer the lease, it does not have to pay an option exercise fee. We currently lease a significant number of the aircraft to service the UK SAR contract. Although we are entitled to some compensation for termination or early expiration if we are not at fault for a breach of the agreement, termination or early expiration of the UK SAR contract would result in a significant loss of expected revenues. Additionally, we do not have the right to cause the transfer of the ground facilities supporting the UK SAR contract to the replacement service provider. If alternative long-term uses were not identified for these facilities, we could incur recurring fixed expenses for these non-revenues producing assets if we were unable to sell them to a replacement contractor or other party in the event the UK SAR contract is terminated.

Our customers may shift risk to us.

We give to and receive from our customers indemnities relating to damages caused or sustained by us in connection with our operations. Our customers often seek to capitalize on their market leverage by shifting responsibility for risk. In difficult markets, we may be obliged to accept greater risk to win new business, retain renewing business or could result in us losing business if we are not prepared to take such risks. To the extent that we accept such additional risk, and seek to insure against it, if possible, our insurance premiums could rise. If we cannot insure against such risks or otherwise choose not to do so, we could be exposed to catastrophic losses in the event such risks are realized.

Reductions in spending on aviation services by governmental agencies could lead to modifications of contract terms or delays in receiving payments, which could adversely impact our business, financial condition and results of operations.

Our government services contracts, accounted for approximately 27% of our revenues for the twelve months ended December 31, 2023.

Governmental agencies receive funding through budget appropriations, which are determined through the political process, and as a result, funding for the agencies with which we do business may fluctuate. In recent years, there has been increased Congressional scrutiny of discretionary program spending by the U.S. government in light of concerns over the size of the national debt and lawmakers have discussed the need to cut or impose caps on discretionary spending, which could result in budget cuts to federal agencies to which we provide services. If any agencies experience reductions in their budgets or if a government changes its spending or service priorities, it may substantially reduce or cease using our services, which could have a material adverse effect on our business, financial condition and results of operations. In addition, a prolonged shutdown of the federal government would, in turn, cause a shutdown of these agencies which could have an adverse effect on our business and results of operations.

Further, any reductions in the budgets of governmental agencies for spending on aviation services, implementation of cost saving measures by governmental agencies, imposed modifications of contract terms or delays in collecting receivables owed to us by our governmental agency customers could have an adverse effect on our business, financial condition and results of operations.

In addition, there are inherent risks in contracting with governmental agencies. Applicable laws and regulations in the countries in which we operate may enable our governmental agency customers to (i) terminate contracts for convenience, (ii) reduce, modify or cancel contracts or subcontracts if requirements or budgetary constraints change or (iii) require contractors to assume more risk under the terms of the contracts. Any of these events could have an adverse effect on our business, financial condition and results of operations.

Our fixed operating expenses and long-term contracts with customers could adversely affect our business under certain circumstances.

Our profitability is directly related to demand for our services. Because of the significant expenses related to aircraft financing and leasing, crew wages and benefits and insurance and maintenance programs, a substantial portion of our operating expenses are fixed and must be paid even when aircraft are not actively servicing customers and thereby generating revenues. A decrease in our revenues could therefore result in a disproportionate decrease in our earnings, as a substantial portion of our operating expense would remain unchanged. Similarly, the discontinuation of any rebates, discounts or preferential financing terms offered to us by manufacturers, lenders or lessors could have the effect of increasing our related expenses, and without a corresponding increase in our revenues, could negatively impact our results of operations.

Certain of our long-term aircraft services contracts contain price escalation terms and conditions. Although supplier costs, fuel costs, insurance costs and other cost increases are typically passed through to our customers through rate increases where possible, these escalations may not be sufficient to enable us to recoup increased costs in full and we may not be able to realize the full benefit of contract price escalations during a market downturn. There can be no assurance that we will be able to estimate costs accurately or recover increased costs by passing these costs on to our customers. We may not be successful in identifying or securing cost escalations for other costs that may escalate during the applicable customer contract term. In the event that we are unable to fully recover material costs that escalate during the terms of our customer contracts, the profitability of our customer contracts and our business, financial condition and results of operations could be materially and negatively affected.

Significant disruptions in the supply of aircraft fuel could have an adverse impact on our operating results and financial condition.

Aircraft fuel is critical to our operations. The timely and adequate supply of fuel to meet operational demand depends on the continued availability of reliable fuel supply sources as well as related service and delivery infrastructure. Although we have some ability to cover short-term fuel supply and infrastructure disruptions at some major demand locations, it depends significantly on the continued performance of our vendors and service providers to maintain supply integrity. Consequently, we can neither predict nor guarantee the continued timely availability of aircraft fuel throughout our operations. To the extent our vendors and service providers are not able to maintain fuel supply integrity, such disruption to our aircraft fuel supply could have an adverse impact on our operating results and financial condition.

Additionally, the market price of fuel has historically fluctuated substantially and continues to be volatile due to a multitude of unpredictable factors, including global crude oil prices, fuel supply and demand, natural disasters, and fuel production and transportation infrastructure. Fuel prices are also impacted by indirect factors, such as geopolitical events, economic growth indicators, fiscal/monetary policies, fuel tax policies, changes in regulations, environmental concerns and financial investments in energy markets. Changes in these factors can potentially drive rapid changes in fuel prices in short periods of time.

Given the highly competitive nature of our industry, we may not be able to in the future, increase our rates sufficiently to offset the full impact of increases in fuel prices, especially if these increases are significant, rapid and sustained. Further, any such rate increase may not be sustainable, may reduce the general demand for our services and may also eventually impact our operations, strategic growth and investment plans for the future.

We may not be able to renew or replace expiring contracts or obtain new contracts on terms that are as favorable to us.

Our ability to renew or replace expiring contracts or obtain new contracts, and the terms of any such contracts will depend on various factors, including market conditions and the specific needs of our customers. Given the highly competitive and historically cyclical nature of our industry, we may not be able to renew or replace the contracts or may be required to renew or replace expiring contracts or obtain new contracts at rates that are below, and potentially substantially below, existing rates, or that have terms that are less favorable to us than our existing contracts. Further, newer, more technologically advanced aircraft may be more desirable, and the presence of those aircraft in our fleet and those of our competitors may decrease the demand for other aircraft in our fleet and decrease the resale value of those other aircraft. This could adversely affect our financial condition, results of operations and cash flows.

Consolidation of and asset sales by our customer base could materially adversely affect demand for our services and reduce our revenues.

Many of our customers are international, independent and major integrated offshore energy exploration, development and production companies and offshore energy companies. In recent years, these companies have undergone substantial consolidation and engaged in sales of specific assets. Additional consolidation and asset sales are possible. Consolidation shrinks our customer base. In the event one of our customers combines with, or sells assets to, a company that is using the services of one of our competitors, the combined or successor company could decide to use the services of that competitor or another provider. Further, merger activity among both major and independent oil and natural gas companies affects exploration, development and production activity, as the consolidated companies often put projects on hold while integrating operations or cancel projects deemed too small in context of a larger business or use cost savings to reduce debts.

Consumer preferences for alternative fuels, as part of the global energy transition, may lead to reduced demand for our services.

The increasing penetration of renewable energy into the energy supply mix, the increased production of electric-powered vehicles and improvements in energy storage, as well as changes in consumer preferences, including increased consumer demand for alternative fuels, energy sources and electric-powered vehicles, may affect the demand for oil and natural gas and drilling services. This evolving transition of the global energy system from fossil-based systems of energy production and consumption to more renewable energy sources, commonly referred to as the energy transition, could have a material adverse impact on our results of operations, financial position and cash flows. As a result of changes in consumer preferences and uncertainty regarding the pace of the energy transition and expected impacts on oil and natural gas demand, there have been changes in the budgets of offshore energy companies in connection with the move away from oil and natural gas exploration and production, which could result in reduced capital spending by our customers and in turn reduced demand for our services.

Risks Related to the Offshore Energy Industry

The demand for our services is substantially dependent on the level of offshore energy exploration, development and production activity.

We provide helicopter and fixed wing services to companies engaged in offshore energy exploration, development and production activities. As a result, demand for our services, as well as our revenues and our profitability, are substantially dependent on the worldwide levels of activity in offshore energy exploration, development and production. These activity levels are principally affected by trends in, and expectations regarding, oil and natural gas prices, as well as the capital expenditure budgets of offshore energy companies and shifts in technology for energy exploration, development and production. We cannot predict future exploration, development and production activity or offshore energy price movements. Historically, the prices for oil and gas and activity levels have been volatile and are subject to factors beyond our control, such as:

- the supply of and demand for offshore energy and market expectations for such supply and demand;

- actions of OPEC+ to control prices or change production levels;

- increased supply of offshore energy resulting from onshore hydraulic fracturing activity and shale development;

- general economic conditions, both worldwide and in particular regions;

- governmental regulation;

- the price and availability of alternative fuels;

- weather conditions, including the impact of hurricanes and other weather-related phenomena;

- advances in exploration, development and production technology, including in connection with the extraction of unconventional oil and natural gas resources;

- technology developments impacting energy consumption;

- the changing environmental and social landscape, including in respect of the energy transition;

- the policies of various governments regarding exploration and development of their offshore energy reserves; and

- the worldwide political environment, including the armed conflict in Ukraine and associated economic sanctions on Russia, Nigeria or other geographic areas, or further acts of terrorism in the UK, U.S. or elsewhere.

Even though offshore energy prices recovered in 2022 and 2023 to date, developments or changes relating to the factors above could adversely affect the long-term outlook for offshore energy exploration, development and production activities.

The continued threat of terrorism and the impact of military and other action, including escalating tensions between Russia and Ukraine and the potential destabilizing effect such conflict may pose for the European continent or the global oil and natural gas markets could materially adversely affect us.

The occurrence or threat of terrorist attacks in the countries in which we operate, anti-terrorist efforts and other armed conflicts involving the U.S. or other countries in which we operate could adversely affect our financial condition, results of operations and cash flows. For example, on February 24, 2022, Russia launched a large-scale invasion of Ukraine that has led to significant armed hostilities, and sustained conflict and disruption in the region is anticipated. As a result, the U.S., the UK, the member states of the European Union and other public and private actors have levied severe sanctions on Russia. The geopolitical and macroeconomic consequences of this invasion and associated sanctions cannot be predicted, and such events, and any further hostilities in Ukraine or elsewhere, could severely impact the world economy on top of the already significant volatility in commodity prices and supply of energy resources, instability in financial markets, supply chain interruptions, political and social instability, as well as trade disputes or trade barriers. As the situation continues to evolve, the resulting political instability and societal disruption could reduce overall demand for oil and natural gas, potentially putting downward pressure on demand for our services and causing a reduction in our revenues. Oil and natural gas-related facilities could be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to our customers' operations is destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

Any significant development impacting deepwater drilling in the U.S. Gulf of Mexico could materially adversely affect us.

We are highly dependent on offshore energy activities in the U.S. Gulf of Mexico, which is subject to stringent regulation, particularly in the aftermath of the sinking of the Deepwater Horizon, including with respect to financial assurance requirements, inspection programs, environmental protection and workplace health safety by BSEE, the U.S. Bureau of Ocean Energy Management, the U.S. Occupational Safety and Health Administration and other regulatory agencies. These agencies may revise existing, or impose new, safety and environmental guidelines and regulations for drilling in the U.S. Gulf of Mexico and other geographic regions, the result of which may increase the costs and regulatory burden of exploration, development and production, reduce the area of operations for offshore energy activities and result in permitting delays. It is difficult to predict the likelihood, nature or extent, or ultimate impact of any new or revised guidelines, regulations or legislation that may be implemented, including in response to the Biden administration's executive orders and policies. A prolonged suspension of drilling activity or permitting delays in the U.S. Gulf of Mexico and other geographic locations in which we operate, new regulations and/or increased liability for companies operating in the offshore energy sector, whether or not caused by a new incident in any region, could result in reduced demand for our services and could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Legal, Tax and Regulatory Matters

We have experienced cybersecurity incidents in the past, and cybersecurity breaches or business system disruptions may adversely affect our business in the future.

We rely on our information technology infrastructure and management information systems to operate and record almost every aspect of our business. This may include confidential or personal information belonging to us, our employees, customers, suppliers, or others. Similar to other companies, our systems and networks, and those of third parties with whom we do business, may be subject to cybersecurity breaches caused by, among other things, illegal hacking, insider threats, computer viruses, phishing, malware, ransomware, or acts of vandalism or terrorism, or those perpetrated by criminals or nation-state actors. We may also experience increased cybersecurity risk due to some of our personnel working remotely. We have experienced cyber incidents in the past, although none have been material or had a material adverse effect on our business or financial condition. We may experience additional cybersecurity incidents and security breaches in the future.

In addition to our own systems and networks, we use third-party service providers to process certain data or information on our behalf. Due to applicable laws and regulations, we may be held responsible for cybersecurity incidents attributed to our service providers to the extent it relates to information we share with them. Although we seek to require that these service providers implement and maintain reasonable security measures, we cannot control third parties and cannot guarantee that a security breach will not occur in their systems or networks. Despite our efforts to continually refine our procedures, educate our employees, and implement tools and security measures to protect against such cybersecurity risks, there can be no assurance that these measures will prevent unauthorized access or detect every type of attempt or attack. Our potential future upgrades, refinements, tools and measures may not be completely effective or result in the anticipated improvements, if at all, and may cause disruptions in our business operations.

Furthermore, a cyberattack or security breach could go undetected for an extended period of time, and the ensuing investigation of the incident would take time to complete. During that period, we would not necessarily know the impact to our systems or networks, costs and actions required to fully remediate the effects of any such cyberattack or security breach and our initial remediation efforts may not be successful, and the errors or actions could be repeated before they are fully contained and remediated. A breach or failure of our systems or networks, critical third-party systems on which we rely, or those of our customers or vendors, could result in an interruption in our operations, disruption to certain systems that are used to operate our aircraft or other assets, unplanned capital expenditures, unauthorized publication of our confidential business or proprietary information, unauthorized release of customer, employee or third party data, theft or misappropriation of funds, violation of privacy or other laws, and exposure to litigation or indemnity claims including resulting from customer-imposed cybersecurity controls or other related contractual obligations. There could also be increased costs to detect, prevent, respond, or recover from cybersecurity incidents. Any such breach, or our delay or failure to make adequate or timely disclosures to the public, regulatory or law enforcement agencies or affected individuals following such an event, could have a material adverse effect on our business, reputation, financial position, results of operations and cash flows, and cause reputational damage.

We are increasingly dependent on information technology, and if we are unable to protect against service interruptions, data corruption, cyberattacks or network security breaches, our operations could be disrupted and our business could be negatively impacted.

Our business is increasingly dependent upon information technology networks and systems to process, transmit and store electronic and financial information, to capture knowledge of our business, and to communicate within our business and with customers, suppliers, partners and other stakeholders. These information technology systems, some of which are managed by third parties, may be susceptible to damage, disruptions or shutdowns due to failures during the process of upgrading or replacing software, databases or components thereof, power outages, hardware failures, computer viruses, cyberattacks, telecommunication failures, user errors or catastrophic events. Our information technology systems are becoming increasingly integrated on a global basis, so damage, disruption or shutdown to the system could result in a more widespread impact. If our information technology systems suffer severe damage, disruption or shutdown, and our business continuity plans do not effectively resolve the issues in a timely manner, we could experience business disruptions and transaction errors causing a material adverse effect on our business, financial condition and results of operations.

We operate in many international areas through entities that we do not control and are subject to government regulation that limits foreign ownership of aircraft companies in favor of domestic ownership.

We conduct many of our international operations through entities in which we have a noncontrolling interest or through strategic alliances with foreign partners. For example, we have acquired interests in, or in some cases have lease and service agreements with, entities that operate aircraft in Canada and Egypt. We provide engineering and administrative support to certain of these entities. We derive lease revenues, service revenues, equity earnings and dividend income from these entities. For the twelve months ended December 31, 2023, we received approximately $31.9 million of revenues from the provision of aircraft and other services to unconsolidated affiliates. As a result of not owning a majority interest or maintaining voting control of our unconsolidated affiliates, we do not have the ability to control their policies, management or affairs. The interests of persons who control these entities or partners may differ from ours and may cause such entities to take actions that are not in our best interest. Certain of our co-owners of these entities have the right to require us to purchase their interest, in which case we would need to find a qualifying person to hold the interest. See "Item 1. Business – Government Regulation" for additional information. If we are unable to maintain our relationships with our partners in these entities, we could lose our ability to operate in these areas, potentially resulting in a material adverse effect on our business, financial condition and results of operations. Additionally, an operational incident involving one of the entities over which we do not have operational control may nevertheless cause us reputational harm.

We are subject to governmental regulation that limits foreign ownership of aircraft companies in favor of domestic ownership. Based on regulations in various markets in which we operate, the use of our local AOCs may be halted and we may lose our ability to operate within these countries if certain levels of local ownership are not maintained. The inability to utilize our local AOCs for any reason, including foreign ownership in excess of permitted levels, could have a material adverse effect on our ability to conduct operations within these markets and our overall financial condition. We cannot assure you that there will be no changes in aviation laws, regulations or administrative requirements or the interpretations or applications thereof that could restrict or prohibit our ability to operate in certain regions or that would cause the cost of operating in the region uneconomical. Any such restriction or prohibition on our ability to operate in non-U.S. jurisdictions or any significant increase in cost operating in such jurisdictions as a result of changes in law and regulation or otherwise may have a material adverse effect on our business, financial condition and results of operations.

Environmental regulations and liabilities may increase our costs and adversely affect our business.

Our operations are subject to U.S. federal, state and local and foreign environmental laws and regulations governing the protection of the environment and health and safety that impose limitations on the discharge of pollutants into the environment and establish standards for the treatment, storage, recycling and disposal of toxic and hazardous wastes. The nature of our business requires that we use, store and dispose of materials that are subject to environmental regulation. The longer-term trend of more expansive and stringent environmental legislation and regulations is expected to continue, which makes it challenging to predict the cost or impact on our future operations. Liabilities associated with environmental matters could have a material adverse effect on our business, financial condition and results of operations. Under certain environmental laws, we could be exposed to strict, joint and several liability for cleanup costs and other damages relating to releases of hazardous materials or contamination, regardless of whether we were responsible for the release or contamination, and even if our operations were lawful at the time or in accordance with industry standards. Additionally, any failure by us to comply with applicable environmental laws and regulations may result in governmental authorities taking action against us that could adversely impact our operations and financial condition, including the:

- issuance of administrative, civil and criminal penalties;
- denial or revocation of permits or other authorizations;
- imposition of limitations on our operations; and
- performance of site investigatory, remedial or other corrective actions.

In certain instances, citizen groups also have the ability to bring legal proceedings against us regarding our compliance with certain environmental laws, or to challenge our ability to receive permits that we need to operate.

In February 2021, the Biden administration rejoined the Paris Agreement. In addition, in September 2021, President Biden publicly announced the Global Methane Pledge, a pact that aims to reduce global methane emissions at least 30% below 2020 levels by 2030. Since its formal launch at the United Nations Climate Change Conference (COP26), over 100 countries have joined the pledge. Most recently, at the 27th conference of parties, President Biden announced the Environmental Protection Agency's ("EPA") proposed standards to reduce methane emissions from existing offshore energy sources, and agreed, in conjunction with the European Union and a number of other partner countries, to develop standards for monitoring and reporting methane emissions to help create a market for low methane-intensity natural gas. Additionally, in August 2022, President Biden signed into law the Inflation Reduction Act of 2022 (the "IRA"). Among other things, the IRA includes a methane emissions reduction program. Additionally, while the pause on new oil and natural gas leases on public lands and offshore waters has been lifted subject to certain limitations, the impacts of these and other future orders or legislation or regulation remain unclear at this time and could have an impact on our customers, and in turn have negative effect on our business, financial conditions, results of operations, and cash flows.

Additional changes in environmental laws or regulations, including laws relating to the emission of carbon dioxide and other greenhouse gases or other climate change concerns, could require us to devote capital or other resources to comply with those laws and regulations. These changes could also subject us to additional costs and restrictions, including increased fuel costs. In addition, such changes in laws or regulations could increase costs of compliance and doing business for our customers and thereby decrease the demand for our services. Because our business depends on the level of activity in the offshore energy industry, existing or future laws, regulations, treaties or international agreements related to greenhouse gases and climate change, including incentives to conserve energy or use alternative energy sources, could have a negative impact on our business if such laws, regulations, treaties or international agreements reduce the worldwide demand for offshore energy or limit drilling opportunities.

Our results could be impacted by U.S. and foreign social, political, regulatory and economic conditions as well as by changes in tariffs, trade agreements or other trade restrictions imposed by the U.S. government.

Changes in U.S. political, regulatory and economic conditions or laws and policies governing foreign trade (including the U.S. trade agreements and U.S. tariff policies), travel to and from the U.S., immigration, manufacturing, development and investment in the territories and countries in which we operate, and any negative sentiments or retaliatory actions towards the U.S. as a result of such changes, could adversely affect the industry as a whole, which could adversely affect our business, financial position, results of operations, cash flows and growth prospects.

The Trump administration, along with Congress, created significant uncertainty about the future relationship between the U.S. and other countries with respect to the trade policies, treaties, taxes, government regulations and tariffs that would be applicable. It is unclear what changes, if any, might be considered or implemented and what response to any such changes may be by the governments of other countries. These changes have created significant uncertainty about the future relationship between the U.S. and China, as well as other countries, including with respect to the trade policies, treaties, government regulations and tariffs that could apply to trade between the U.S. and other nations. Changes in these policies may have a material adverse effect on our business, financial position, results of operations, cash flows and growth prospects.

We are subject to legal compliance risks, including anti-corruption statutes, the violation of which may materially adversely affect our business, financial condition and results of operations.

As a global business, we are subject to complex laws and regulations in the U.S. and other countries in which we operate. These laws and regulations relate to a number of aspects of our business, including import and export controls, the payment of taxes, employment and labor relations, fair competition, data privacy protections, securities regulation, anti-money laundering, anti-corruption, economic sanctions and other regulatory requirements affecting trade and investment. Compliance with these laws and regulations may involve significant costs or require changes in our business practices that result in reduced revenues and profitability. A failure to comply could also result in significant fines, damages and other criminal sanctions against us, our officers, employees, joint venture partners or strategic partners, prohibitions or additional requirements on the conduct of our business and damage to our reputation. Further, we could be charged with wrongdoing for any violation of such laws and regulations by our agents, local partners or joint ventures, even though such parties may not be subject to the applicable statutes or may not operate under our control. Failure by us or one of our agents, joint ventures or strategic partners to comply with applicable export and trade practice laws could result in civil or criminal penalties and suspension or termination of export privileges. Certain violations of law could also result in suspension of or debarment from government contracts. We incur additional legal compliance costs associated with our global regulations and the changes in laws or regulations and related interpretations and other guidance could result in higher expenses and payments. Uncertainty relating to such laws or regulations, including how they affect a business or how we are required to comply with the laws, may also affect how we conduct our operations and structure our investments and could limit our ability to enforce our rights.

In many foreign countries, particularly those with developing economies, it may be customary for others to engage in business practices that are prohibited by laws such as the FCPA, the UK Bribery Act, the Brazilian Clean Companies Act ("BCCA") in Brazil, an anti-bribery law that is similar to the FCPA and the UK Bribery Act, or other similar laws. Although we have implemented policies and procedures designed to ensure compliance with these laws, there can be no assurance that all of our employees, contractors, agents and business partners will not take action in violation of our internal policies or applicable law and any such violation could have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to complex and evolving U.S. and foreign laws and regulations regarding privacy and data protection.

The regulatory environment surrounding data privacy and protection is constantly evolving and can be subject to significant change. Laws and regulations governing data privacy and the unauthorized disclosure of confidential information, including the European Union General Data Protection Regulation (the "GDPR"), pose increasingly complex compliance challenges and potentially elevate our costs. The UK may enact data privacy laws similar to the GDPR following Brexit, in order to maintain harmony with GDPR requirements, but this is not yet settled. Any failure, or perceived failure, by us to comply with applicable data protection laws could result in proceedings or actions against us by governmental entities or others, subject us to significant fines, penalties, judgments and negative publicity, require us to change our business practices and increase the costs and complexity of compliance, which could adversely affect our business.

Actions taken by governmental agencies, such as the Department of Commerce, the Department of Transportation and the FAA, and similar agencies in the other jurisdictions in which we operate, could increase our costs and prohibit or reduce our ability to operate successfully.

Our industry is regulated by various laws and regulations in the jurisdictions in which we operate. The scope of such regulation includes infrastructure and operational issues relating to helicopters, maintenance, spare parts and route flying rights as well as safety and security requirements. We cannot fully anticipate all changes that might be made to the laws and regulations to which we are subject or the possible impact of such changes. These changes could subject us to additional costs and restrictions.

U.S. Our operations are highly regulated by several U.S. government regulatory agencies. For example, as a certified air carrier, we are subject to regulations promulgated by the DOT and the FAA. The FAA regulates our flight operations and imposes requirements with respect to personnel, aircraft, ground facilities and other aspects of our operations, including:

- certification and reporting requirements;
- inspections;
- maintenance standards;
- permitted areas of operation;
- aircraft equipment and modification requirements;
- personnel training standards; and
- maintenance of personnel and aircraft records.

The DOT can review our economic fitness to continue our operations, among other things. The Department of Commerce, through its International Traffic in Arms Regulations ("ITAR"), regulates our imports and exports of aircraft (through leases and sales) as well as parts sales to international customers and the use of certain regulated technology in domestic and international airspace. If we fail to comply with these laws and regulations, or if these agencies develop concerns over our operations, we could face administrative, civil and/or criminal penalties. In addition, we may become subject to regulatory actions that could suspend, curtail or significantly modify our operations. A suspension or substantial curtailment of our operations or any substantial modification of our current operations may have a material adverse effect on our business, financial condition and results of operations.

Other Countries and Regulations. Our operations in other jurisdictions, including the UK, Nigeria and Brazil, are regulated to various degrees by the governments of such jurisdictions and must be conducted in compliance with those regulations and, where applicable, in accordance with our air service licenses and AOCs. Such regulations may require us to obtain a license to operate in that country, favor local companies or require operating permits that can only be obtained by locally registered companies and often impose other nationality requirements. In such cases, we partner with local persons, but there is no assurance regarding which foreign governmental regulations may be applicable to our helicopter operations in the future and whether we would be able to comply with them.

The revocation of any of the licenses discussed above or the termination of any of our relationships with local parties could have a material adverse effect on our business, financial condition and results of operations.

Changes in effective tax rates, taxation of our foreign subsidiaries or adverse outcomes resulting from examination of our tax returns could adversely affect our business, financial condition and results of operations.

Our future effective tax rates could be adversely affected by changes in tax laws, both domestically and internationally, or the interpretation or application thereof. From time to time, the U.S. Congress and foreign, state and local governments consider legislation that could increase our effective tax rate or the effective tax rates of our consolidated affiliates. President Biden has previously provided informal guidance on certain tax law changes that he would support, including raising the rate on both domestic and foreign income. In addition, he recently signed into law the IRA, which, among other things, imposes a new 15% corporate alternative minimum tax on book income, which could adversely affect our profitability if it were to apply to us. We cannot determine whether, or in what form, other future tax legislation will ultimately be enacted or what impact any such legislation could have on our profitability. The IRA also imposes a 1% excise tax on net repurchases of shares after December 31, 2023. The imposition of the excise tax on repurchases of common stock may increase our cost of making repurchases and may cause our management and/or board of directors to reduce the number of shares repurchased pursuant to our share repurchase program. We continue to evaluate the impact of this legislation.

Our future effective tax rates could also be adversely affected by changes in the valuation of our deferred tax assets and liabilities, changes in the mix of earnings in countries with differing statutory tax rates, the ultimate repatriation of earnings from foreign subsidiaries to the U.S., or by changes in tax treaties, regulations, accounting principles or interpretations thereof in one or more countries in which we operate. In addition, we are subject to the potential examination of our income tax returns by the Internal Revenue Service (the "IRS") and other tax authorities where we file tax returns. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. There can be no assurance that such examinations will not have a material adverse effect on our business, financial condition and results of operations.

In 2021, the Organization for Economic Co-operation and Development (the "OECD") announced the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting which proposed a two-pillar solution with a global minimum tax of 15% of reported profits ("Pillar 2") to address tax challenges arising from digitalization of the economy. Currently, Pillar 2 has been agreed upon, in principle, by over 140 countries and while it is uncertain whether the U.S. will enact legislation to adopt the minimum tax directive, certain countries in which we operate have adopted some form of legislation, and other countries are in the process of introducing legislation to implement the minimum tax directive. We are evaluating and monitoring the impacts from Pillar 2 although we currently do not expect it to have a material impact on our effective tax rate or our consolidated results of operation, financial position and cash flows.

Risks Related to Our Common Stock and Corporate Structure

Our stock price may fluctuate significantly.

The trading price of our common stock may be volatile and subject to wide price fluctuations in response to various factors, including:

- market conditions in the broader stock market;
- commodity prices, including offshore energy prices and the perceived level of offshore energy activities;

- actual or anticipated fluctuations in our and our competitors' quarterly financial condition and results of operations;
- introduction of new equipment or services by us or our competitors;
- grounding of all or a portion of our fleet;
- issuance of new or changed securities analysts' reports or recommendations or a lack of coverage by securities analysts;
- policies of investors, including pension funds, to divest investments in the offshore energy sector based on their environmental and social considerations;
- sales, or anticipated sales, of large blocks of our common stock;
- business or asset acquisitions or dispositions;
- additions or departures of key personnel;
- regulatory or political developments, including those related to budget appropriations;
- litigation or governmental investigations;
- a negative shift in sentiment toward the offshore energy industry;
- technical factors in the public trading market for our stock that may produce price movements that may or may not comport with macro, industry or company-specific fundamentals, including, without limitation, the sentiment of retail investors (including as may be expressed on financial trading and other social media sites), the amount and status of short interest in our securities, access to margin debt, trading in options and other derivatives on our common stock and any related hedging and other technical trading factors; and
- changing economic conditions.

The market for our common stock has historically experienced and may continue to experience significant price and volume fluctuations similar to those experienced by the broader stock market in recent years.

Generally, the fluctuations experienced by the broader stock market have affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the price of our common stock. In addition, our announcements of our quarterly operating results, changes in general conditions in the economy or the financial markets and other developments affecting us, our affiliates or our competitors could cause the market price of our common stock to fluctuate substantially.

Securities analyst coverage or lack of coverage may have a negative impact on our stock price. If securities analysts or industry analysts downgrade our common stock, publish negative research or reports or fail to publish reports about our business, the price and trading volume of our common stock could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our business and our market. If one or more analysts adversely change their recommendation regarding our common stock or our competitors' stock, our share price would likely decline. If one or more analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets which in turn could cause our share price or trading volume to decline. Moreover, if one or more analysts covering our business downgrade our common stock or drop coverage, or if our operating results do not meet their expectations, our stock price could decline.

Provisions in our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law may discourage, delay or prevent a change of control of our business or changes in our management.

Our amended and restated certificate of incorporation ("certificate of incorporation") and amended and restated bylaws ("bylaws") include certain provisions that could have the effect of discouraging, delaying or preventing a change of control of our business or changes in our management. Such provisions include, among other things:

- restrictions on the ability of our stockholders to fill a vacancy on the Board;
- restrictions related to the ability of non-U.S. citizens owning our common stock;
- our ability to issue preferred stock with terms that the Board may determine, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;
- the absence of cumulative voting in the election of directors, which may limit the ability of minority stockholders to elect directors; and

- advance notice requirements for stockholder proposals and nominations, which may discourage or deter a potential acquirer from soliciting proxies to elect a particular slate of directors or otherwise attempting to obtain control of us.

These provisions in our certificate of incorporation and bylaws may discourage, delay or prevent a transaction involving a change in control of our business that is in the best interest of our stockholders. Even in the absence of a takeover attempt, the existence of these provisions may materially adversely affect the prevailing market price of our common stock if they are viewed as discouraging future takeover attempts.

Regulations limit foreign ownership of our business, which could reduce the price of our common stock and cause owners of our common stock who are not U.S. persons to lose their voting rights.

Our certificate of incorporation provides that persons or entities that are not "citizens of the U.S." (as defined in the Federal Aviation Act of 1958, as amended (the "Federal Aviation Act")) shall not collectively own or control more than 25% of the voting power of our outstanding capital stock (the "Permitted Foreign Ownership Percentage") and that, if at any time persons that are not citizens of the U.S. nevertheless collectively own or control more than the Permitted Foreign Ownership Percentage, the voting rights of our outstanding voting capital stock in excess of the Permitted Foreign Ownership Percentage owned by stockholders who are not citizens of the U.S. shall automatically be reduced. These voting rights will be reduced pro rata among the holders of voting shares who are not citizens of the U.S. to equal the Permitted Foreign Ownership Percentage based on the number of votes to which the underlying voting securities are entitled. Shares held by persons who are not U.S. citizens may lose their associated voting rights and be redeemed as a result of these provisions. Accordingly, in the event of any vote by our stockholders, the voting rights of shares held by non-U.S. citizens would be reduced pursuant to our organizational documents if such ownership remains above 25% of our total outstanding common stock at the time of such vote. These restrictions may also have a material adverse impact on the liquidity or market value of our common stock because stockholders may be unable to transfer our common stock to persons who are not citizens of the U.S. and because persons who are not U.S. citizens may be unable or unwilling to hold shares of our common stock the voting rights of which have been reduced.

Our certificate of incorporation includes a forum selection clause, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us.

Our certificate of incorporation requires that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of our business, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employee of ours to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or (iv) any action asserting a claim governed by the internal affairs doctrine.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provisions. This forum selection provision in our certificate of incorporation may limit our stockholders' ability to obtain a favorable judicial forum for disputes with us, which may discourage such lawsuits against us. It is also possible that, notwithstanding the forum selection clause included in our certificate of incorporation, a court could rule that such a provision is inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, in which case we may incur additional costs associated with resolving such matters in other jurisdictions.

General Risks

We are increasingly dependent on information technology, and if we are unable to protect against service interruptions, data corruption, cyberattacks or network security breaches, our operations could be disrupted and our business could be negatively impacted.

Our business is increasingly dependent upon information technology networks and systems to process, transmit and store electronic and financial information, to capture knowledge of our business, and to communicate within our business and with customers, suppliers, partners and other stakeholders. These information technology systems, some of which are managed by third parties, may be susceptible to damage, disruptions or shutdowns due to failures during the process of upgrading or replacing software, databases or components thereof, power outages, hardware failures, computer viruses, cyberattacks, telecommunication failures, user errors or catastrophic events. Our information technology systems are becoming increasingly integrated on a global basis, so damage, disruption or shutdown to the system could result in a more widespread impact. If our information technology systems suffer severe damage, disruption or shutdown, and our business continuity plans do not effectively resolve the issues in a timely manner, we could experience business disruptions and transaction errors causing a material adverse effect on our business, financial condition and results of operations.

Covenants in our debt agreements may restrict the manner in which we can operate our business.

The indenture governing the 6.875% Senior Notes limits, among other things, our ability and the ability of our restricted subsidiaries to:

- borrow money or issue guarantees;
- pay dividends, redeem capital stock or make certain other restricted payments;
- incur liens to secure indebtedness;
- make certain investments;
- sell certain assets;
- enter into transactions with our affiliates; or
- merge with another entity or sell substantially all of our assets.

If we fail to comply with these and other covenants, we would be in default under the National Westminster Facilities and the ABL Facility (together, our "Credit Facilities") and the indenture governing the 6.875% Senior Notes, and the principal and accrued interest on our outstanding indebtedness may become due and payable. In addition, our Credit Facilities and other debt agreements contain, and our future debt agreements may contain, similar and additional affirmative and negative covenants. Our Credit Facilities and the 6.875% Senior Notes are secured by many of our assets (including most of our helicopters), and such assets may not be available to secure additional financings. As a result, our ability to respond to changes in business and economic conditions and to obtain additional financing, if needed, may be significantly restricted, and we may be prevented from engaging in transactions that might otherwise be considered beneficial to us.

Our debt agreements, including our Credit Facilities and the indentures governing the 6.875% Senior Notes, also require us or certain of our subsidiaries, and our future credit facilities may require us or certain of our subsidiaries, to observe certain covenants. Our ability to observe certain of those covenants can be affected by events beyond our control, and we cannot assure you that we will be able to observe these covenants in the future. The breach of any of these covenants could result in a default under our other debt agreements. Upon the occurrence of an event of default under our Credit Facilities, any future credit facilities or the indenture governing the 6.875% Senior Notes, our creditors could elect to declare some or all amounts outstanding thereunder, including accrued interest or other obligations, to be immediately due and payable. There can be no assurance that our assets would be sufficient to repay all of our indebtedness in full.

The agreements governing certain of our indebtedness, including our Credit Facilities and the indenture governing the 6.875% Senior Notes contain cross-default provisions. Under these provisions, a default under one agreement governing our indebtedness may constitute a default under our other debt agreements.

Our failure to attract and retain qualified personnel could have an adverse effect on us.

Loss of the services of key management personnel at our corporate and regional headquarters without being able to attract personnel of equal ability could have a material adverse effect upon us. Further, Title 49—Transportation of the United States Code of Federal Regulations and other statutes require our President, two-thirds of the Board and other managing officers be U.S. citizens. Our failure to attract and retain qualified executive personnel or for such executive personnel to work well together or as effective leaders in their respective areas of responsibility could have a material adverse effect on our current business and future growth.

Adverse results of legal proceedings could materially and adversely affect our business, financial condition and results of operations.

We are currently subject to and may in the future be subject to legal proceedings and claims that arise out of the ordinary conduct of our business. Results of legal proceedings cannot be predicted with certainty. Irrespective of merit, litigation may be both lengthy and disruptive to our operations and could cause significant expenditure and diversion of management attention. We may face significant monetary damages or injunctive relief against us that could materially adversely affect a portion of our business operations or materially and adversely affect our business, financial condition and results of operations should we not prevail in certain matters.

If we identify material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

Failure to develop or implement new technologies could affect our results of operations.

Many of the aircraft that we operate are characterized by changing technology, introductions and enhancements of models of aircraft and services and shifting customer demands, including technology preferences. Our future growth and financial performance will depend in part upon our ability to develop, market and integrate new services and to accommodate the latest technological advances and customer preferences. In addition, the introduction of new technologies or services that compete with our services could result in our revenues decreasing over time. If we are unable to upgrade our operations or fleet with the latest technological advances in a timely manner, or at all, our business, financial condition and results of operations could suffer.

Increasing attention to sustainability matters may impact our business, financial results or stock price.

In recent years, increasing attention has been given to corporate activities related to sustainability matters in public discourse and the investment community. A number of advocacy groups, both domestically and internationally, have campaigned for governmental and private action to promote change at public companies related to sustainability matters, including through the investment and voting practices of investment advisers, proxy advisory firms, public pension funds, universities and other members of the investing community. These activities include increasing attention and demands for action related to climate change, promoting the use of substitutes to fossil fuel products and encouraging the divestment of companies in the offshore energy industry. These activities are especially relevant to us in light of our participation in the energy industry and therefore could reduce demand for our services, reduce our profits, increase the potential for investigations and litigation and thereby increase our costs, impair our brand and have negative impacts on the price of our common stock and access to capital markets. The adoption and expansion of sustainability-related legislation and regulation may also result in increased capital expenditures and compliance, operational and other costs to us.

In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings systems for evaluating companies on their approach to sustainability matters. These ratings are used by some investors to inform their investment and voting decisions. Unfavorable sustainability ratings may lead to increased negative investor sentiment toward us and our industry and to the diversion of investment to other industries, which could have a negative impact on our stock price and our access to and costs of capital.

Our public disclosures on sustainability and other sustainability initiatives include our goals or expectations with respect to those matters. There can be no assurance that we will be able to accomplish our announced goals related to our sustainability program, as statements regarding our sustainability goals reflect our current plans and aspirations and are not guarantees that we will be able to achieve them within the timelines we announce or at all. Further, our initiatives and goals may not be favored by certain stakeholders and could impact the attraction and retention of investors, customers and employees. Efforts to achieve our initiatives and goals, including collecting, measuring and reporting sustainability information and metrics, involve numerous operational, reputational, financial, legal and other risks and may result in additional costs or delays, and as a result may have a negative impact on us, including our brand, reputation and stock price.

Negative publicity relating to our business or the industry as a whole may adversely impact us.

Media coverage and public statements that insinuate improper actions by us, our unconsolidated affiliates or other companies in our industry, regardless of their factual accuracy or truthfulness, may result in negative publicity, litigation or governmental investigations by regulators. Specifically, accidents involving any aircraft operated by us or a third-party operator could cause substantial adverse publicity affecting us specifically or our industry generally and could lead to the perception that our aircraft are not safe or reliable.

Addressing negative publicity and any resulting litigation or investigations may distract management, increase costs and divert resources. Negative publicity may have an adverse impact on our reputation, the morale of our employees and the willingness of passengers to fly on our aircraft and those of our competitors, which could adversely affect our business, financial condition and results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Our cybersecurity strategy, which is effected through our Cybersecurity Risk Management Model, prioritizes the security and protection of our information technology networks and systems, through the detection, analysis and response to known, anticipated or unexpected threats and effective management of security risks. Our Cybersecurity Risk Management Model provides for four levels of industry-standard response activities to protect the Company against cyber threats. These are:

1. ***Policy Framework***: Our information security practices include development, implementation, and improvement of policies and procedures to safeguard information and ensure availability of critical data and systems, including our Information Security Policy, which establishes guidelines for the safe and secure use of the Company's information systems and data, and our Electronic Communication Policy, which outlines the responsibilities of those using the Company's network and IT equipment. Employees and third-party service providers are required to comply with our Information Security Policy and our Electronic Communication Policy.

2. ***Awareness Programs***: All employees participate in an ongoing program of mandatory annual training and receive periodic communications regarding the cybersecurity environment to increase awareness throughout the Company. We also implemented an enhanced annual training program for specific specialized employee populations.

3. ***Security Engineering***: We leverage a combination of the International Organization for Standardization (the "ISO") best practice standards and other global standards, including Control Objectives for Information and Relevant Technology and GDPR, to measure our security posture and manage risk. In addition, we completed several cybersecurity-related initiatives such as multifactor authentication and the ISO 27001 certification, which is globally recognized as one of the highest standards of compliance and control for information security management systems. We have also implemented critical preventive measures, such as monthly phishing simulations, email and endpoint security and monitoring, database encryption, continuous patching, and network firewall security using both internal resources and independent third-party service providers.

4. ***IT Resiliency***: Our IT Team has formalized disaster recovery processes, business continuity procedures and an incident response plan.

Our Data Privacy Officer is responsible for leadership, compliance, and oversight of applicable cyber and privacy laws and policies, which are designed to protect data belonging to our employees and customers and the Company's information security; while our IT Cyber Incident Management Team oversees Bristow's cyber incident response and remains in close contact with the Executive Leadership Team and the Audit Committee throughout the cyber incident resolution process.

Our IT Steering Committee is responsible for reviewing, approving and funding IT projects, including cybersecurity initiatives. This committee consists of five (5) members: the Chief Information Officer, the President and Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, Government Services and the Chief Operating Officer, Offshore Energy Services.

The Chief Executive Officer, with the assistance of the other members of the executive leadership team, is responsible for, among other risk management measures, implementing measures designed to ensure the safety standards for personnel, information technology systems and data security, the environment and property in performing the Company's operations. The Company's Enterprise Risk Management Committee (ERM), sponsored by the CEO, was established to oversee the risk management processes and to report upon and ensure that sound policies, procedures and practices are in place for the enterprise-wide management of the Company's material risks and to report the results of the Committee's activities to the Company the Board at least annually. These include risks associated with cybersecurity and any of the topics identified in our materiality assessment. Responsibilities for risk management and compliance are distributed throughout various functional areas of the business, including but not limited to a Compliance Committee established to understand and support business integrity and compliance efforts globally, and to oversee Bristow's compliance efforts with respect to COBI, relevant policies, and applicable laws.

Our Cybersecurity Committee consists of four (4) members: the Chief Information Officer, the Chief Financial Officer, the Director of Internal Audit and the Director of IT, Infrastructure and Flight Systems. Together with our Executive Leadership Team and the Board, the Cybersecurity Committee assists with prioritizing our cybersecurity programs as well as providing oversight around cybersecurity practices and guidance in responding to cyber incidents. Members of the Cybersecurity Committee have work experience managing cybersecurity and information security risks, an understanding of the cybersecurity threat landscape and/or knowledge of emerging privacy risks in our industry. Committee members are also experienced and knowledgeable across Information Technology disciplines including strategy, governance, infrastructure, applications, data management, audit controls & compliance, risk management, disaster recovery, business continuity, and incident response planning.

The Cybersecurity Committee meets quarterly and delivers updates to management periodically and to the Audit Committee on an annual basis (and as needed). Under its charter, our Audit Committee, comprised of independent directors from our Board, must conduct at least annual reviews of any emerging cybersecurity developments and threats and the strategies to mitigate cybersecurity risks. The Cybersecurity Committee also delivers periodic updates to the Board on the status of the information security program, including but not limited to relevant cyber threats, roadmap and key initiative updates, and the identification and management of information security risks. The Board reviews cybersecurity opportunities relating to our business strategy, and cybersecurity-related matters are also factored into business continuity planning.

As of the December 31, 2023, we are not aware of any material risks from cybersecurity threats, that have materially affected or are reasonably likely to materially affect our Company, including our business strategy, results of operations, or financial condition.

ITEM 2.   PROPERTIES

Our executive offices are located in Houston, Texas. We also maintain offices and operating facilities in all operating regions and residential locations near our operating bases which are primarily used for housing pilots and staff supporting those operations. The majority of the bases from which we operate are leased, with remaining terms of between one and fifty-five years.

Our principal physical properties are aircraft, which are more fully described in Item 1, - "Business - Equipment and Services" in this Annual Report on Form 10-K.

Bases

Bristow maintains operating bases strategically located across all regions allowing us to provide point to point transportation and operational support services to our customers. As of December 31, 2023, we operated out of 45 bases globally.

	Number of Bases
Europe:	
Netherlands	2
Norway	5
UK	3
UK SAR[1]	12
Americas	
Brazil	5
Latin America - Other[2]	3
U.S. Gulf of Mexico	10
Africa	
Nigeria	4
Asia Pacific	
Australia	1
Total	45

---

(1)   Includes two bases operating for the MOD.

(2)   Includes bases in the Dutch Caribbean, Suriname and Trinidad.

ITEM 3.   LEGAL PROCEEDINGS

In the normal course of business, we become involved in various litigation matters including, among other things, claims by third parties for alleged property damages and personal injuries. Management has used estimates in determining our potential exposure to these matters and has recorded reserves in our financial statements related thereto as appropriate. It is possible that a change in our estimates related to these exposures could occur, but we do not expect any such changes in estimated costs would have a material effect on our consolidated financial position or results of operations.

Other Matters

Although infrequent, aircraft accidents have occurred in the past, and the related losses and liability claims have been covered by insurance subject to various risk retention factors. Bristow is also a defendant in certain claims and litigation arising out of operations in the normal course of business. In the opinion of management, uninsured losses, if any, will not be material to Bristow's financial position, results of operations or cash flows.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information for Common Stock

Our Common Stock is listed on the NYSE under the trading symbol "VTOL." On March 1, 2024, the closing price per share of our Common Stock as reported on the NYSE was $27.27.

Holders of Record

As of March 1, 2024, there were 346 holders of record of our Common Stock.

Dividend Policy

We have not declared or paid any cash dividends on our Common Stock. We do not expect to pay any cash dividends in the foreseeable future.

Company Purchases of Equity Securities

The following table presents information regarding our repurchases of shares of our common stock on a monthly basis during the last quarter of the year ended December 31, 2023:

	Total Number of Shares Repurchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Value of Shares that May Yet be Purchased Under the Plans or Programs
October 1, 2023 - October 31, 2023	—	$ —	—	$ 40,000,000
November 1, 2023 - November 30, 2023	—	$ —	—	$ 40,000,000
December 1, 2023 - December 31, 2023	—	$ —	—	$ 40,000,000

In August 2022, the Board of Directors of Bristow approved a $40.0 million stock repurchase program. Purchases of the Company's common stock under the stock repurchase program may be made in the open market, including pursuant to a Rule 10b5-1 program, by block repurchases, in private transactions (including with related parties) or otherwise, from time to time, depending on market conditions. The stock repurchase program has no expiration date and may be suspended or discontinued at any time without notice, subject to any changes in applicable law or regulations thereunder.

Performance Graph

The following graph shows a comparison from December 31, 2018 through December 31, 2023 of the cumulative total return for our Common Stock, the Standard & Poor's 500 Stock Index ("S&P 500 Index"), the PHLX Oil Services Index (OSX) and our peer group. The graph assumes that $100 was invested at the market close on December 31, 2018.



Our 2023 peer group includes Air Transport Services Group, Inc., Core Laboratories N.V., Diamond Offshore Drilling, Inc., Expro Group Holdings N.V., Forum Energy Technologies, Inc., Helix Energy Solutions Group, Inc., Kirby Corporation, MRC Global Inc., Newpark Resources, Inc., Noble Corporation, Oceaneering International Inc., Oil States International, Inc., SkyWest Inc., TETRA Technologies, Inc., Tidewater Inc., and Valaris Limited. based on their industry and similar market capitalization.

As a result of private equity purchases, Chapter 11 proceedings, market consolidations involving some of our peer group companies and other factors leading to delisting of certain companies that make up our peer group, we may change the list of companies that make up our peer group.

The performance graph furnished shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing of Bristow Group under the Securities Act of 1933, as amended (the "Securities Act"), or Exchange Act, except as shall be expressly set forth by specific reference in such filing.

ITEM 6.   RESERVED

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion and analysis of our financial condition and results of operations for the twelve months ended December 31, 2023 and 2022. Due to our fiscal year transition from March 31 to December 31, the comparative twelve months ended December 31, 2022, is reflected on an unaudited pro forma basis. This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes and the other financial information included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve significant risks and uncertainties. As a result of many factors, such as those set forth under "Item 1.A. Risk Factors" and elsewhere in this Annual Report on Form 10-K, our actual results may differ materially from those anticipated in these forward-looking statements.

A discussion of the financial condition and results of operations for the nine months ended December 31, 2022 and 2021 can be found in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Transition Report on Form 10-KT, filed with the SEC on March 9, 2023.

Overview

We are the leading global provider of innovative and sustainable vertical flight solutions, primarily providing aviation services to a broad base of offshore energy companies and government entities. Our helicopters are primarily used to transport personnel to, from and between offshore energy installations. During the twelve months ended December 31, 2023 and 2022, approximately 64% and 67%, respectively, of our total operating revenues were derived from offshore energy services while approximately 27% and 24%, respectively, were derived from government services primarily consisting of public sector SAR services, and approximately 9% and 9%, respectively, were derived from fixed wing and other services.

We conduct our business out of one segment, aviation services, and serve customers in Australia, Brazil, Canada, Chile, the Dutch Caribbean, the Falkland Islands, India, Ireland, the Kingdom of Saudi Arabia, Mexico, the Netherlands, Nigeria, Norway, Spain, Suriname, Trinidad, the UK and U.S.

Recent Developments

Bristow Helicopter Accident

On February 28, 2024, one of Bristow's SAR helicopters, registration LN-OIJ with six crew members onboard, was involved in an accident during a training exercise approximately 15 nautical miles west of Bergen, Norway. Very sadly, one fatality was confirmed. The other five crew members have either been released or are in stable condition in the hospital. Bristow's highest priority is to take care of our crew and their family members and provide them with any assistance needed. The Company is in the process of collecting pertinent information and will provide updates as appropriate. Bristow is fully cooperating with authorities investigating the accident.

Agreement to Purchase New AW189 Helicopters

On February 27, 2024, Bristow signed an agreement with Leonardo for 10 AW189 super medium helicopters plus options to purchase an additional 10 AW189 helicopters. The new AW189 helicopters will support offshore transport as well as search and rescue (SAR) missions. Bristow currently operates 21 AW189 helicopters globally, with an additional five already scheduled for delivery beginning this year. In addition to its Offshore Energy Services business, Bristow also operates SAR-equipped AW189 helicopters in its Government Services business. The new aircraft will offer added flexibility as well as superior operational and environmental performance, including lower CO_2 emissions than comparable aircraft types. The aircraft deliveries will occur over a three-year period from 2025-2028.

Strategic Partnership with The Helicopter and Jet Company (THC)

On February 28, 2024, Bristow announced a Memorandum of Understanding (MOU) with The Helicopter and Jet Company (THC), Saudi Arabia's premier provider of commercial helicopter services and fully owned by the Public Investment

Fund (PIF). The two companies plan to work together on advanced air mobility (AAM) initiatives in the Kingdom of Saudi Arabia as well as other collaborative vertical lift endeavors.

Entry into a Long-Term Equipment Agreement

In January 2024, Bristow entered into a new twelve-year secured equipment financing for an aggregate principal amount of up to £55 million with a syndicate of banks led by National Westminster Bank Plc ("NatWest"). The proceeds from the financing will be used to support Bristow's capital commitments related to the UKSAR2G contract. Bristow's obligations will be secured by four new Leonardo AW139 SAR configured helicopters, yet to be delivered. The credit facility has a 15-month availability period and is expected to fund during 2024, subject to delivery of the new SAR configured helicopters. The credit facility will bear interest at a rate equal to the Sterling Overnight Index Average ("SONIA") plus 2.75% per annum.

Bristow contemporaneously entered into amendments and restatements of the credit facilities with respect to the other two existing tranches of the NatWest Debt (as defined in Note 6 to the consolidated financial statement) in order to, among other things, reflect that certain subsidiaries will be providing guarantees of the term loans under the NatWest Debt.

Market Outlook

The offshore energy market is highly cyclical with demand linked to the price of oil and gas. The prices of oil and gas are critical factors in our customers' investment and spending decisions. The price of crude oil had been range-bound for a number of years, and then the COVID-19 pandemic further devastated the global oil and gas industry, which negatively impacted the cash flows of our customers and led to reduced capital and operational expenditures, including reductions related to offshore exploration, development and production activities. As such, deliveries of new helicopters were limited during this period.

The offshore energy services market, following several years of challenging industry conditions, is now in the early stages of a multi-year growth cycle. The increasing activity in offshore energy is driving a constructive supply and demand balance for offshore helicopters. The market for AW139 medium helicopters as well as the market for super medium helicopters, such as the AW189 model, was expected to tighten significantly, and placing idle S92 heavy helicopters back to work on new contracts would be the best way to meet increased demand. Due to supply chain challenges that have delayed parts and repairs for the S92 helicopters, thereby limiting the number of S92s that are serviceable today, the overall market has tightened even more quickly than expected. The combination of these factors supports a positive 2024 financial outlook in our offshore energy business. Additionally, given our sector's late cycle exposure and the lag effect involving new projects, we expect the benefits of increased activity to become evident in our financial results in the coming years. A tighter equipment market, constrained global labor force, and inflationary cost pressures are expected to drive meaningful rate increases for our business. And while we are encouraged by the improved fundamentals and outlook for Bristow's business in 2024 and beyond, there are some headwinds, including the supply chain challenges and constrained global labor force noted above, as well as a strong U.S. dollar.

Government services, especially the public SAR market, are continuing to evolve, and while there are no current active tenders, we believe further outsourcing of public SAR services and other government contract work will become available to the private sector in the future, although the timing of these opportunities is uncertain. Over the past two years, we have experienced growth from notable awards of government services contracts. Operations on the recently awarded IRCG contract and the transition to the previously announced UKSAR2G contract are set to commence in the fourth quarter of 2024. We expect the full year impact of these contract commencements to have positive impacts on our financial results in 2025 and beyond, though the strengthening of the U.S. dollar relative to local currencies, particularly the British pound sterling, could offset a portion of the benefits we expect to derive from increased activity. For further commentary on our foreign exchange risk, see "Item 1.A. Risk Factors - Foreign exchange risks and controls may affect our financial position and results of operations" and "Item 7A. Quantitative and Qualitative Disclosures About Market Risk - Foreign Currency Risk."

The duration of government services contracts generally lasts for ten or more years with options for renewal. Privatization of aviation services historically operated by the public sector depend heavily on governmental agencies receiving funding through budget appropriation, and the desire to outsource such services. As government agencies in various countries begin to see the advantages of outsourcing public SAR services, other opportunities such as firefighting, surveying, training, maintenance and emergency response services could become available. We believe that we are well positioned to continue to serve the market as more opportunities arise.

Components of Revenues and Expenses

We derive our revenues primarily from operating equipment, and our profits depend on our cost of capital, the acquisition costs of assets, our operating costs and our reputation. A majority of our revenues are generated through two types of contracts: helicopter services and fixed wing services. Revenues are recognized when control of the identified distinct goods or services has been transferred to the customer, the transaction price is determined and allocated to the satisfied performance obligations and we have determined that collection has occurred or is probable of occurring. Cost reimbursements from customers are recorded as reimbursable revenues with the related reimbursed cost recorded as reimbursable expense on our consolidated statements of operations.

Operating revenues recorded under our offshore energy line of service are primarily generated from offshore energy exploration, development and production activities with fixed-term contracts generally ranging between one to five years, subject to provisions permitting early termination by certain customers. Customers are invoiced on a monthly basis with payment terms of 30 to 60 days. Revenues are typically earned through a combination of fixed monthly fees plus an incremental charge based on flight hours flown. Ad hoc revenues are typically earned through either a combination of a daily fixed fee plus a charge based on hours flown or an hourly rate with a minimum number of hours to be charged daily.

Our customers for SAR services include both the offshore energy industry, where our revenues are primarily dependent on our customers' operating expenditures, and governmental agencies, where our revenues are dependent on a country's desire to privatize SAR and enter into long-term contracts. Operating revenues for these emergency response services are earned through a fixed monthly fee plus an incremental charge for flight hours flown, and charter revenues are typically earned through an hourly rate with a minimum number of hours to be charged daily.

We derive revenues from our fixed wing line of service by providing transportation services through passenger transport and charter services, with ticket sales initially recorded under deferred revenues on our consolidated balance sheets. Revenues are recognized over time at the earlier of the period in which the service is provided or the period in which the right to travel expires; this is determined by the terms and conditions of the ticket. For scheduled charter services, our contracts typically include variable rates based on the number of passengers, flights or flight hours. These agreements may also include a monthly standing charge; however, this is much less common as compared to helicopter contracts. Both chartered and scheduled airline services revenues are recognized net of passenger taxes and discounts.

Our policy of expensing all helicopter repair costs as incurred may result in operating expenses varying substantially when compared with a prior year or prior quarter if a disproportionate number of repairs, refurbishments or overhauls are undertaken. This variation can be exacerbated by the timing of entering or exiting third-party power-by-the-hour ("PBH") programs and the timing of vendor credits.

For helicopters that we lease to third parties under arrangements whereby the customer assumes operational responsibility, we often provide technical parts support, but generally we incur no other material operating costs. In most instances, our leases require customers to procure adequate insurance, but we purchase contingent hull and liability coverage to mitigate the risk of a customer's coverage failing to respond. In some instances, we may provide training and other services to support our lease customers.

The aggregate cost of our operations depends primarily on the size and asset mix of the fleet. Our operating expenses are grouped into the following categories:

- personnel (includes wages, benefits, payroll taxes and savings plans);

- repairs and maintenance (primarily routine activities and hourly charges for PBH maintenance contracts that cover helicopter refurbishments and engine and major component overhauls that are performed in accordance with planned maintenance programs);

- insurance (including the cost of hull and liability insurance premiums and loss deductibles);

- fuel;

- leased-in equipment (includes the cost of leasing helicopters and equipment); and

- other (primarily base expenses, property, sales and use taxes, communication costs, freight expenses, and other).

Lines of Service

Offshore Energy Services. We primarily transport personnel to, from and between offshore production platforms, drilling rigs, and other installations and emergency response services for our offshore energy customers. The three main regions where we offer offshore energy transportation services are Europe, the Americas and Africa.

Government Services. We provide SAR services in the UK on behalf of the MCA and support helicopter services such as training, troop movement and SAR for the MOD. We also provide SAR services to the Netherlands and the Dutch Caribbean and will begin providing SAR services in Ireland in 2024. Additionally, we provide aviation services to various other government agencies globally.

Fixed Wing Services. Our fixed wing services are currently operating in Australia and Nigeria, providing regular passenger transport (scheduled airline service with individual ticket sales) and charter services.

Other Activities and Services. In order to diversify sources of our earnings and cash flow, we deploy a number of helicopters in support of other industries and activities, one of which includes entering into lease arrangements for our helicopters with operators primarily located in international markets such as Chile, India, Mexico and Spain. The helicopters are contracted to non-governmental local helicopter operators, which often prefer to lease helicopters rather than purchase them. Leasing affords us the opportunity to access new markets without significant infrastructure investment and generally without ongoing operating risk, as well as countries where we are not eligible to own and control our own operating certificate. Other aviation services not included in the three lines of service noted above would also be reflected in this line of service.

Results of Operations

The following table presents our operating results and other statement of operations information for the twelve months ended December 31, 2023 and 2022 (in thousands, except percentages):

| | Twelve Months Ended December 31, | | Favorable (Unfavorable) | |
	2023	2022		
Revenues:		(Unaudited)		
Operating revenues	$ 1,264,298	$ 1,173,462	$ 90,836	7.7 %
Reimbursable revenues	33,131	36,506	(3,375)	(9.2)%
Total revenues	1,297,429	1,209,968	87,461	7.2 %
Costs and expenses:				
Operating expenses				
Personnel	323,681	296,035	(27,646)	(9.3)%
Repairs and maintenance	253,916	260,333	6,417	2.5 %
Insurance	23,785	18,860	(4,925)	(26.1)%
Fuel	91,499	106,428	14,929	14.0 %
Leased-in equipment	99,096	96,481	(2,615)	(2.7)%
Other	165,616	130,265	(35,351)	(27.1)%
Total operating expenses	957,593	908,402	(49,191)	(5.4)%
Reimbursable expenses	32,810	35,873	3,063	8.5 %
General and administrative expenses	181,745	164,685	(17,060)	(10.4)%
Merger and integration costs	2,201	1,818	(383)	(21.1)%
Restructuring costs	—	2,113	2,113	nm
Depreciation and amortization expense	70,606	66,506	(4,100)	(6.2)%
Total costs and expenses	1,244,955	1,179,397	(65,558)	(5.6)%
Loss on impairment	—	(5,187)	5,187	nm
Gains (losses) on disposal of assets	1,112	(521)	1,633	nm
Earnings from unconsolidated affiliates	7,165	1,136	6,029	nm
Operating income	60,751	25,999	34,752	nm
Interest income	8,646	1,668	6,978	nm
Interest expense, net	(41,417)	(40,948)	(469)	(1.1)%
Reorganization items, net	(86)	(142)	56	39.4 %
Other, net	(9,882)	33,386	(43,268)	nm
Total other income (expense), net	(42,739)	(6,036)	(36,703)	nm
Income before income taxes	18,012	19,963	(1,951)	(9.8)%
Income tax expense	(24,932)	(10,754)	(14,178)	nm
Net income (loss)	(6,920)	9,209	(16,129)	nm
Net loss attributable to noncontrolling interests	140	6	134	nm
Net income (loss) attributable to Bristow Group Inc.	$ (6,780)	$ 9,215	$ (15,995)	nm

Revenues by Service Line. The table below sets forth the operating revenues earned by service line for the applicable periods (in thousands, except percentages):

	Twelve Months Ended December 31,		Favorable (Unfavorable)	
	2023	2022		
Offshore energy:		(Unaudited)		
Europe	$ 366,034	$ 354,475	$ 11,559	3.3 %
Americas	332,165	346,093	(13,928)	(4.0)%
Africa	111,575	79,513	32,062	40.3 %
Total offshore energy services	$ 809,774	$ 780,081	$ 29,693	3.8 %
Government services	336,917	283,267	53,650	18.9 %
Fixed wing services	107,232	96,758	10,474	10.8 %
Other services	10,375	13,356	(2,981)	(22.3)%
	$ 1,264,298	$ 1,173,462	$ 90,836	7.7 %

Operating revenues. Operating revenues were $90.8 million higher in the twelve months ended December 31, 2023 (the "Current Year") compared to the twelve months ended December 31, 2022 (the "Prior Year").

Operating revenues from offshore energy services were $29.7 million higher in the Current Year.

Operating revenues from offshore energy services in the Africa region were $32.1 million higher primarily due to higher utilization and increased rates.

Operating revenues from offshore energy services in the Europe region were $11.6 million higher in the Current Year. Revenues in the UK were $13.0 million higher primarily due to higher utilization and increased rates. Revenues in Norway were $1.5 million lower primarily due to the weakening of the Norwegian krone ("NOK") relative to the U.S. dollar and lower fuel revenues, partially offset by higher revenues due to the commencement of a new contract.

Operating revenues from offshore energy services in the Americas region were $13.9 million lower in the Current Year primarily due to the end of a contract in Guyana and lower utilization in Suriname, partially offset by higher utilization in Brazil and the U.S. Gulf of Mexico.

Operating revenues from government services were $53.7 million higher in the Current Year primarily due to new contracts in the Falkland Islands, Netherlands SAR and Dutch Caribbean Coast Guard.

Operating revenues from fixed wing services were $10.5 million higher in the Current Year primarily due to increased rates.

Operating revenues from other services were $3.0 million lower in the Current Year primarily due to lower dry-lease revenues and part sales.

Operating expenses. Operating expenses were $49.2 million higher in the Current Year. Other operating costs were $35.4 million higher in the Current Year primarily due to higher subcontractor and other costs associated with new contracts, higher training and travel costs, lower gains from foreign currency hedging contracts and higher freight costs. Personnel costs were $27.6 million higher primarily due to an increase in headcount. Insurance costs were $4.9 million higher primarily due to a non-cash, nonrecurring write-off related to amounts from legacy insurance policies recognized in the Current Year. Leased-in equipment costs were $2.6 million higher. These increases were partially offset by lower fuel costs of $14.9 million due to lower global fuel prices and decreased flight hours in the Americas region and in fixed wing services. Repairs and maintenance costs were $6.4 million lower primarily due to lower inventory write-offs and the timing of repairs, primarily related to the buy-in agreements entered in the Prior Year, partially offset by higher PBH expenses.

General and administrative expenses. General and administrative expenses were $17.1 million higher primarily due to increased headcount related to backfilling positions that were vacant in the Prior Year, higher non-cash stock compensation expense, severance costs, and higher tax expenses.

Restructuring costs. During the Prior Year, restructuring costs were $2.1 million primarily due to severance costs in the Africa region.

Depreciation and amortization expense. Depreciation and amortization expenses were $4.1 million higher in the Current Year primarily due to the addition of assets related to new government services contracts.

Loss on impairment. During the Prior Year, the Company recognized a loss on impairment of $5.2 million related to a PBH intangible asset write-off.

Gains (losses) on disposal of assets. During the Current Year, the Company sold or otherwise disposed of eight helicopters and other assets, resulting in net gains of $1.1 million. During the Prior Year, the Company sold twelve helicopters and other assets resulting in net losses of $0.5 million.

Earnings from unconsolidated affiliates. During the Current Year, the Company recognized earnings of $7.2 million from unconsolidated affiliates compared to earnings of $1.1 million in the Prior Year.

Interest income. During the Current Year, the Company recognized interest income of $8.6 million compared to $1.7 million in the Prior Year due to higher investment balances, higher interest rates and income from sales-type leases.

Other, net. Other expense, net of $9.9 million in the Current Year primarily resulted from foreign exchange losses of $10.7 million, partially offset by a favorable interest adjustment to the Company's pension liability of $0.4 million. Other income, net of $33.4 million in the Prior Year primarily resulted from foreign exchange gains of $20.9 million, government grants to fixed wing services of $6.2 million, a favorable interest adjustment to the Company's pension liability of $2.7 million and a gain on sale of inventory of $1.9 million.

	Twelve Months Ended December 31,		Favorable (Unfavorable)
	2023	2022	
	(Unaudited)		
Foreign exchange gains (losses)	$ (10,701)	$ 20,890	$ (31,591)
Pension-related income	407	2,734	(2,327)
Other	412	9,762	(9,350)
Other, net	$ (9,882)	$ 33,386	$ (43,268)

Income tax expense. Income tax expense was $24.9 million in the Current Year compared to $10.8 million in the Prior Year primarily due to the earnings mix of the Company's global operations and changes to deferred tax valuation allowances and assets.

Liquidity and Capital Resources

General

Our ongoing liquidity requirements arise primarily from working capital needs, meeting our capital commitments (including the purchase of aircraft and other equipment) and the repayment of debt obligations. In addition, we may use our liquidity to fund acquisitions, repay debt, repurchase stock or debt securities or make other investments. Our primary sources of liquidity are cash balances and cash flows from operations and, from time to time, we may obtain additional liquidity through the issuance of equity or debt or other financing options or through asset sales.

Summary of Cash Flows

	Twelve Months Ended December 31,	
	2023	**2022**
Cash flows provided by or (used in):		(Unaudited)
Operating activities	$ 32,037	$ (7,727)
Investing activities	(47,319)	(51,984)
Financing activities	22,035	(24,623)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	13,226	(29,445)
Net increase (decrease) in cash, cash equivalents and restricted cash	$ 19,979	$ (113,779)

Operating Activities

Cash flows provided by operating activities were $32.0 million in the Current Year compared to $7.7 million used in the Prior Year. The increase in operating cash flows was primarily due to an increase in net income before non cash charges such as depreciation and amortization, equity earnings from unconsolidated affiliates, impairment, foreign currency gains and losses from revaluations and asset dispositions of $32.6 million.

Working capital uses of $59.1 million in the Current Year were primarily due to increases in accounts receivables and inventories. Working capital uses of $117.5 million in the Prior Year were primarily due to payments on the PBH buy-in agreements of $55.4 million, increased receivables due to the timing of collections in 2021 and prepaid expenses.

Investing Activities

During the Current Year, net cash used in investing activities was $47.3 million primarily consisting of:

- Capital expenditures of $81.5 million primarily related to payments for aircraft, purchases of equipment and leasehold improvements, partially offset by

- Proceeds of $34.2 million from the sale or disposal of aircraft and other assets.

During the Prior Year, net cash used in investing activities was $52.0 million primarily as follows:

- Capital expenditures of $57.4 million primarily related to payments for aircraft, purchases of equipment and leasehold improvements,

- Cash paid for an acquisition, net of cash received, of $12.6 million, partially offset by

- Proceeds of $18.0 million from the sale or disposal of aircraft and other assets.

Financing Activities

During the Current Year, net cash provided by financing activities was $22.0 million primarily consisting of:

- Proceeds from borrowing of $169.5 million, partially offset by

- Net repayments of debt of $142.0 million primarily related to Lombard debt principal,

- Payment on deferred financing costs of $2.7 million, and

- Stock repurchases of $2.7 million.

During the Prior Year, net cash used in financing activities was $24.6 million primarily as follows:

- Stock repurchases of $11.9 million,

- Net repayments of debt of $11.8 million related to the Lombard debt principal, and

- Payment on debt issuance costs $0.9 million.

Effect of Exchange Rate Changes

The effect of exchange rate changes on cash and cash equivalents denominated in currencies other than the reporting currency are reflected in a separate line on the condensed consolidated statement of cash flows. Through our foreign operations we are exposed to currency fluctuations, and changes in the value of the GBP and NOK relative to the U.S. dollar have the most significant impacts to the effect of exchange rate changes on our cash, cash equivalents and restricted cash.

Entry into a Long-Term Equipment Financing

In January 2023, we entered into two thirteen-year secured equipment financings with NatWest for aggregate proceeds of $169.5 million. The net proceeds from the financings were used to refinance the indebtedness of the Lombard Debt and will be used to provide additional financing to support our obligations under our SAR contracts in the UK. The credit facilities have approximately thirteen-year terms with repayment due in quarterly installments which commenced on March 31, 2023. The credit facilities bear interest at a rate equal to the SONIA plus 2.75% per annum. Bristow's obligations under the NatWest Debt are secured by ten SAR helicopters.

In January 2024, Bristow entered into a new twelve-year secured equipment financing for an aggregate principal amount of up to £55 million with a syndicate of banks led by NatWest. The credit facility has a 15-month availability period and is expected to fund during 2024, subject to delivery of the new SAR configured helicopters. Bristow contemporaneously entered into amendments and restatements of the credit facilities with respect to the other two existing tranches of the NatWest Debt (as defined in Note 6 to the consolidated financial statement) in order to, among other things, reflect that certain subsidiaries will be providing guarantees of the term loans under the NatWest Debt.

Material Cash Requirements

The factors that materially affect our overall liquidity include cash from or used to fund operations, capital expenditure commitments, debt service, pension funding, adequacy of bank lines of credit and our ability to attract capital on satisfactory terms. We believe that our cash flows from operating activities will be adequate to meet our working capital requirements. To support our capital expenditure program and/or other liquidity requirements, we may use any combination of operating cash flows, cash balances, borrowings under our ABL Facility, proceeds from sales of assets, issue debt or equity, or other financing options.

As of December 31, 2023, approximately 55% of our total cash balance was held outside the U.S. Most of our cash held outside the U.S. could be repatriated to the U.S., and any such repatriation could be subject to additional taxes. If cash held by non-U.S. operations is required for funding operations in the U.S., we may make a provision for additional taxes in connection with repatriating this cash, which is not expected to have a significant impact on our results of operations.

We have no near-term debt maturities, other than the current portion of long-term debt of $13.2 million, and believe that our cash flows from operations and other sources of liquidity will continue to be sufficient in fulfilling our capital requirements and other obligations. Our long-term liquidity is dependent upon our ability to generate operating profits sufficient to meet our requirements for working capital, debt service, capital expenditures and a reasonable return on investment. As of December 31, 2023, we had $180.3 million of unrestricted cash and $70.9 million of remaining availability under our ABL Facility for total liquidity of $251.2 million.

Our total principal debt balance as of December 31, 2023 was $548.1 million primarily comprised of the 6.875% Senior Notes due in March 2028 and two tranches of the NatWest Debt maturing in March 2036.

We plan to use a combination of cash on hand, operating cash flows, new debt financing and aircraft leasing to fund our projected future capital expenditures, which includes our aircraft purchase commitments, infrastructure and other growth expenditure plans primarily in support of new long term contracts such as the UKSAR2G and IRCG, among other growth opportunities.

Contractual Obligations and Commercial Commitments

We have various contractual obligations that are recorded as liabilities on our consolidated balance sheets. Other items, such as certain purchase commitments and other executory contracts are not recognized as liabilities on our consolidated balance sheets.

As of December 31, 2023, we had unfunded capital commitments of $307.3 million, consisting primarily of agreements to purchase six AW189 heavy helicopters, six AW139 medium helicopters, five AW169 light twin helicopters and five H135 light twin helicopters. The AW139 helicopters are scheduled to be delivered in 2024, and the AW189 helicopters and H135 helicopters are scheduled to be delivered between 2024 and 2025. Delivery dates for the AW169 helicopters have yet to be determined. In addition, the Company has outstanding options to purchase up to six additional AW189 helicopters and ten additional H135 helicopters. If these options are exercised, the AW189 helicopters would be scheduled for delivery between 2025 and 2026, and the H135 helicopters would be scheduled for delivery between 2027 and 2028. The Company may, from time to time, purchase aircraft for which it has no orders.

As of December 31, 2023, $35.6 million of our unfunded capital commitments (inclusive of deposits paid on options not yet exercised) may be terminated without further liability other than aggregate liquidated damages of approximately $1.1 million. If we do not exercise our rights to cancel these capital commitments, we expect to finance the remaining acquisition costs for these helicopters through a combination of cash on hand, cash provided by operating activities, asset sales and financing options.

Lease Obligations

From time to time we may, under favorable market conditions and when necessary, enter into opportunistic aircraft lease agreements in support of our global operations.

We have non-cancelable operating leases in connection with the lease of certain equipment, including leases for aircraft, and land and facilities used in our operations. The related lease agreements, which range from non-cancelable to month-to-month terms, generally provide for fixed monthly rentals and can also include renewal options. As of December 31, 2023, aggregate future payments under all non-cancelable operating leases that have initial or remaining terms in excess of one year, were as follows (in thousands):

	Aircraft	Other	Total
Twelve months ended December 31,			
2024	$ 79,109	$ 11,548	$ 90,657
2025	71,167	9,419	80,586
2026	58,117	7,599	65,716
2027	36,325	5,000	41,325
2028	22,214	4,137	26,351
Thereafter	25,713	9,515	35,228
	$ 292,645	$ 47,218	$ 339,863

During the twelve months ended December 31, 2023, our long-term operating lease assets and liabilities increased by $47.0 million and $49.0 million, respectively, as reflected on the consolidated balance sheets, primarily due to 14 aircraft lease extensions, three new aircraft leases, an operating base and other assets in support of new contracts.

Pension Obligations

As of December 31, 2023, we had a net $3.3 million pension asset related to the BHL and Bristow International Aviation (Guernsey) Limited ("BIAGL") pension plans as recorded on our consolidated balance sheets. The net asset represents the excess of the fair value of plan assets over the defined benefit pension plan of the present value of the liabilities that existed at that date. The minimum funding rules of the UK require the employer to agree to a funding plan with the plans' trustee for securing that the pension plan has sufficient and appropriate assets to meet its technical provisions liabilities. The technical provisions are the measure of liabilities used for UK funding purposes and differs from that used to determine the balance sheet liabilities. When there is a shortfall in assets against these technical provisions, we are required to make scheduled contributions in amounts sufficient to bring the plan up to fully-funded status as quickly as can be reasonably afforded. The timing of the funding is dependent on actuarial valuations and resulting negotiations with the plan trustees. The employer contributions for the pension plan for the twelve months ended December 31, 2023, nine months ended December 31, 2022 and twelve months ended March 31, 2022 were $15.7 million, $11.1 million and $18.0 million, respectively.

Selected Financial Information on Guarantors of Securities

On February 25, 2021, Bristow Group Inc. ("the Parent") issued its 6.875% Senior Notes due 2028. The 6.875% Senior Notes, issued under an indenture, are fully and unconditionally guaranteed as to payment by a number of subsidiaries of the Parent (collectively, the "Guarantors"). The Parent is a holding company with no significant assets other than the stock of its subsidiaries. In order to meet its financial needs and obligations, the Parent relies exclusively on income from dividends and other cash flow from such subsidiaries. The subsidiary guarantees provide that, in the event of a default on the 6.875% Senior Notes, the holders of the 6.875% Senior Notes may institute legal proceedings directly against the Guarantors to enforce the guarantees without first proceeding against the Parent.

None of the non-Guarantor subsidiaries of the Parent are under any direct obligation to pay or otherwise fund amounts due on the 6.875% Senior Notes or the guarantees, whether in the form of dividends, distributions, loans or other payments. If such subsidiaries are unable to transfer funds to the Parent or Guarantors and sufficient cash or liquidity is not otherwise available, the Parent or Guarantors may not be able to make principal and interest payments on their outstanding debt, including the 6.875% Senior Notes or the guarantees. The following selected financial information of the Guarantors presents a sufficient financial position of the Parent to continue to fulfill its obligations under the requirements of the 6.875% Senior Notes. This selected financial information should be read in conjunction with the accompanying consolidated financial statements and notes (in thousands).

		December 31,		
		2023		**2022**
Current assets	$	1,152,830	$	700,931
Non-current assets	$	2,090,176	$	2,055,765
Current liabilities	$	836,017	$	283,904
Non-current liabilities	$	556,479	$	787,024

		Twelve Months Ended December 31, 2023
Total revenues	$	405,400
Operating income	$	16,747
Net income	$	81,554
Net income attributable to Bristow Group Inc.	$	81,457

Contingencies

In the normal course of business, the Company is involved in various litigation matters including, among other things, claims by third parties for alleged property damages and personal injuries. In addition, from time to time, the Company is involved in tax and other disputes with various government agencies. Management has used estimates in determining the Company's potential exposure to these matters and has recorded reserves in its consolidated financial statements related thereto as appropriate. It is possible that a change in its estimates related to these exposures could occur, but the Company does not expect such changes in estimated costs or uninsured losses, if any, would have a material effect on its business, consolidated financial position or results of operations.

Critical Accounting Estimates

Critical accounting estimates are defined as those that are affected by significant judgments and uncertainties which could potentially result in materially different accounting under different assumptions and conditions. The Company has prepared the financial statements in conformity with GAAP, which requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates under different assumptions or conditions. The following critical accounting estimates could potentially result in a material impact to our financial condition or operating results. The Company believes that of its significant accounting policies, as discussed in Note 1 to the consolidated financial statements included in this Annual Report on Form 10-K, the following involve a higher degree of judgment and complexity.

Taxes. Our annual tax provision is based on expected taxable income, statutory rates and tax planning opportunities available to us in the various jurisdictions in which we operate. The determination and evaluation of our tax provision and tax positions involves the interpretation of the tax laws in the various jurisdictions in which we operate and requires significant judgment and the use of estimates and assumptions regarding significant future events such as the amount, timing and character of income, deductions and tax credits. Changes in tax laws, regulations, agreements, tax treaties and foreign currency exchange restrictions or our level of operations or profitability in each jurisdiction would impact our tax liability in any given year.

We may recognize foreign tax credits available to us to offset the U.S. income taxes due on income earned from foreign sources. These credits are limited by the total income tax on the U.S. income tax return as well as by the ratio of foreign source income in each statutory category to total income. These estimates are subject to change based on changes in the market conditions in each statutory category, changes in U.S. income tax laws and the timing of certain deductions available to us in each statutory category.

The Tax Cuts and Jobs Act enacted on December 22, 2017 subjects a U.S. shareholder to tax on GILTI ("Global intangible low-taxed income") earned by certain foreign subsidiaries. We recognize the tax on GILTI as an expense in the period the tax is incurred. Under this policy, we have not provided deferred taxes related to temporary differences that upon their reversal will affect the amount of income subject to GILTI in the period.

We maintain reserves for estimated income tax exposures in jurisdictions of operation. The expenses reported for these taxes, including our annual tax provision, include the effect of reserve provisions and changes to reserves that we consider appropriate, as well as related interest. We believe that an appropriate liability has been established for estimated exposures. However, actual results may differ materially from these estimates.

As of December 31, 2023, we have established deferred tax assets for certain attributes we expect to be realizable. Our ability to realize the benefit of our deferred tax assets requires us to achieve certain future earnings levels. If we are unable to benefit from our deferred tax assets, valuation allowances will be established following the "more-likely-than-not" criteria. We periodically evaluate our ability to utilize our deferred tax assets and, in accordance with accounting guidance related to accounting for income taxes, will record any resulting adjustments that may be required to deferred income tax expense in the period for which an existing estimate changes.

We consider the earnings of certain foreign subsidiaries to be indefinitely invested outside the U.S. on the basis of estimates that future cash generation will be sufficient to meet future U.S. cash needs and specific plans for foreign reinvestment of those earnings. As such, as of December 31, 2023, we have not provided for deferred taxes on the unremitted earnings of certain foreign subsidiaries that are indefinitely invested abroad. Should our expectations change regarding the expected future tax consequences, we may be required to record additional U.S. federal deferred income taxes that could have a material adverse effect on our consolidated financial position, result of operations and cash flows.

Pension Benefits. Pension obligations are actuarially determined and are affected by assumptions including discount rates and compensation increases. The recognition of these obligations through the statement of operations is also affected by assumptions about expected returns on plan assets. We evaluate our assumptions periodically and adjust these assumptions as necessary.

Three critical assumptions are the expected long-term rate of return on plan assets, the assumed discount rate and the mortality rate. We evaluate our assumptions regarding the estimated long-term rate of return on plan assets based on historical experience and future expectations on investment returns, which are calculated by our third-party investment advisor utilizing the asset allocation classes held by the plans' portfolios. We utilize a British pound sterling denominated AA corporate bond index as a basis for determining the discount rate for our UK plans. We base mortality rates utilized on actuarial research on these rates, which are adjusted to allow for expected mortality within our industry segment and, where available, individual plan experience data. Changes in these and other assumptions used in the actuarial computations could impact our projected benefit obligations, pension liabilities, pension expense and other comprehensive income. We base our determination of pension expense on a fair value valuation of assets and an amortization approach for assessed gains and losses that reduces year-to-year volatility. This approach recognizes investment and other actuarial gains or losses over the average remaining lifetime of the plan members. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market-related value of assets.

Recent Accounting Pronouncements

For a description of recent accounting pronouncements that will, or could possibly, have an effect on our financial condition and results of operations, see Note 1 to our consolidated financial statements included in this Annual Report on Form 10-K.

Item 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to certain market risks arising from the use of financial instruments in the ordinary course of business. This risk arises primarily as a result of potential changes in the fair market value of financial instruments that would result from adverse fluctuations in foreign currency exchange rates, credit risk, and interest rates.

Foreign Currency Risk

Through our foreign operations we are exposed to currency fluctuations and exchange rate risks. Some of our contracts to provide services internationally provide for payment in foreign currencies. For example, the majority of our revenues and expenses from our North Sea operations are in British pound sterling. Our foreign exchange rate risk may increase if our revenues are denominated in a currency different from the associated costs. We attempt to minimize our exposure to this risk by contracting the majority of our services, other than North Sea operations, in U.S. dollars.

From time to time, we enter into foreign currency forward and option contracts as a hedge against foreign currency asset and liability commitments and anticipated transaction exposures, however, these financial instruments are not used for trading or speculative purposes. All derivatives are recognized as assets or liabilities and measured at fair value. We designate these derivatives as cash flow hedges.

Transaction gains and losses represent the revaluation of monetary assets and liabilities from the currency that will ultimately be settled into the functional currency of the legal entity holding the asset or liability. The most significant items revalued are denominated in U.S. dollars on entities with British pound sterling and Nigerian naira functional currencies and denominated in British pound sterling on entities with U.S. dollar functional currencies, with transaction gains or losses primarily resulting from the strengthening or weakening of the U.S. dollar versus those other currencies. Other income (expense), net, in the Company's consolidated statements of operations includes foreign currency transaction gains and losses. Earnings from unconsolidated affiliates, net of losses, are also affected by the impact of changes in foreign currency exchange rates on the reported results of the Company's unconsolidated affiliates.

Our primary foreign currency exposure is to the British pound sterling, the European Union euro, the Australian dollar, the Norwegian kroner, the Nigerian naira and the Brazilian real. The value of these currencies has fluctuated relative to the U.S. dollar for the periods reflected in the table as follows:

	Twelve Months Ended December 31,	
	2023	2022
One British pound sterling into U.S. dollars		
High	1.31	1.37
Average	1.24	1.24
Low	1.18	1.07
At period-end	1.27	1.20
One European euro into U.S. dollars		
High	1.12	1.15
Average	1.08	1.05
Low	1.05	0.96
At period-end	1.10	1.07
One Australian dollar into U.S. dollars		
High	0.71	0.76
Average	0.66	0.69
Low	0.63	0.62
At period-end	0.68	0.68
One Norwegian kroner into U.S. dollars		
High	0.1020	0.1167
Average	0.0948	0.1044
Low	0.0891	0.0918
At period-end	0.0985	0.1015
One Nigerian naira into U.S. dollars		
High	0.0022	0.0024
Average	0.0017	0.0024
Low	0.0011	0.0022
At period-end	0.0011	0.0022
One Brazilian real into U.S. dollars		
High	0.2118	0.2169
Average	0.2004	0.1941
Low	0.1833	0.1754
At period-end	0.2059	0.1894

_____

Source: FactSet

Cash Flow Hedges of Forecasted Foreign Currency Transactions

We may use foreign exchange hedge contracts to hedge foreign currency exposures. We hedge these cash flow exposures to reduce the risk that our earnings and cash flows will be adversely affected by changes in exchange rates. As December 31, 2023, these foreign exchange hedge contracts, carried at fair value, have maturities of up to 15 months. We enter into these foreign exchange hedge contracts to hedge forecasted transactions in the normal course of business and accordingly, they are not speculative in nature.

We record changes in fair value of these cash flow hedges in accumulated other comprehensive income (loss) in our Consolidated Balance Sheets, until the forecasted transaction occurs. When the forecasted transaction affects earnings, we reclassify the related gain or loss on the cash flow hedges to earnings in the same line item as the hedged items. In the event the underlying forecasted transaction does not occur, or it becomes probable that it will not occur, we reclassify the deferred gain or loss on the related cash flow hedge from accumulated other comprehensive income (loss) to earnings. For the twelve months ended December 31, 2023, there were no net gains or losses recognized in earnings relating to hedges of forecasted transactions that did not occur. See Note 8 to the consolidated financial statements for additional details regarding our derivative financial instruments.

Interest Rate Risk

We are subject to market risk from exposure to changes in interest rates on borrowings under the Company's long-term debts. Borrowings under NatWest Debt bear an interest rate equal to SONIA plus 2.75% per annum and our Amended ABL Facility at the applicable margin plus Secured Overnight Financing Rate ("SOFR"). Fluctuations in our variable interest rate on our current or future borrowings could affect our financial condition, results of operations, or liquidity. Based on borrowings outstanding as of December 31, 2023, a 10% change in interest rates would have minimal financial impacts.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements and related notes required by this item are included in Part IV of this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

With the participation of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), management evaluated, with reasonable assurance, the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2023.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023. The assessment was based on criteria established in the framework Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2023 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its report included herein.

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2023, there were no changes in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Remediation of Previously Reported Material Weaknesses

None.

ITEM 9B.   OTHER INFORMATION

During the year ended December 31, 2023, no director or officer adopted or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement, as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item will be presented in our Proxy Statement relating to our 2024 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after our year ended December 31, 2023 and which is incorporated herein by reference. Information about our executive officers can be found in Part I of this Annual Report on Form 10-K.

ITEM 11.   EXECUTIVE COMPENSATION

The information required by this Item will be presented in our Proxy Statement relating to our 2024 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after our year ended December 31, 2023 and which is incorporated herein by reference.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item will be presented in our Proxy Statement relating to our 2024 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after our year ended December 31, 2023 and which is incorporated herein by reference.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item will be presented in our Proxy Statement relating to our 2024 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after our year ended December 31, 2023 and which is incorporated herein by reference.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item will be presented in our Proxy Statement relating to our 2024 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after our year ended December 31, 2023 and which is incorporated herein by reference.

PART IV

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

   (a)   Documents filed as part of this report:

   1.   Financial Statements

   The consolidated financial statements filed as part of this report are listed on the Index to consolidated financial statements of this Annual Report on Form 10-K.

   2.   Financial Statement Schedules

   All financial statement schedules have been omitted here because they are not applicable, not required, or the information is shown in the consolidated financial statements or notes thereto.

   3.   Exhibits

Exhibit Index	Exhibit Description
2.1 **	Agreement and Plan of Merger, dated as of January 23, 2020, by and among Bristow Group Inc., Era Group Inc., and Ruby Redux Merger Sub, Inc. (incorporated herein by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K filed with the SEC on January 24, 2020, as amended (File No. 001-35701)).
2.2 *	Amended Joint Chapter 11 Plan of Reorganization, dated September 30, 2019 (incorporated herein by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K filed with the SEC on October 9, 2019, as amended (File No. 001-361617)).
3.1 *	Amended and Restated Certificate of Incorporation of Era Group Inc. (incorporated herein by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q filed with the SEC on November 6, 2018 (File No. 001-35701)).
3.2 *	Certificate Of Amendment of Amended and Restated Certificate of Incorporation of Era Group Inc. (incorporated herein by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed with the SEC on June 17, 2020 (File No. 001-35701)).
3.3 *	Certificate Of Amendment of Amended and Restated Certificate of Incorporation of Era Group Inc. (incorporated herein by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K filed with the SEC on June 17, 2020 (File No. 001-35701)).
3.4 *	Amended and Restated Bylaws of Bristow Group Inc. (incorporated herein by reference to Exhibit 3.3 of the Company's Current Report on Form 8-K filed with the SEC on June 17, 2020 (File No. 001-35701)).
4.1 *	Form of Common Stock Certificate of Era Group Inc. (incorporated herein by reference to Exhibit 4.1 of the Company's Amendment No. 2 to Registration Statement on Form 10 filed with the SEC on January 08, 2013, as amended (File No. 001-35701)).
4.2 *	Indenture, dated as of February 25, 2021 among Bristow Group Inc., the guarantors therein and U.S. Bank National Association (incorporated herein by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed with the SEC on February 26, 2021 (File No. 001-35701)).
4.3 *	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934. (incorporated herein by reference to Exhibit 4.3 of the Company's Annual Report on Form 10-K filed with the SEC on May 27, 2021 (File No. 001-35701)).
10.1 * +	Bristow Group Inc. 2021 Equity Incentive Plan (incorporated herein by reference to Appendix C to the Company's definitive proxy statement on Schedule 14A filed with the SEC on April 24, 2023 (File No. 001-35701)).
10.2 * +	Form of Non-Employee Director Restricted Stock Unit Grant Agreement Pursuant to the Bristow Group Inc. 2021 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the SEC on November 4, 2021 (File No. 001-35701)).
10.3 * +	Form of Restricted Stock Unit Grant Agreement Pursuant to the Bristow Group Inc. 2021 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the SEC on November 4, 2021 (File No. 001-35701)).
10.4 * +	Form of Performance Stock Unit Grant Agreement (Relative TSR) Pursuant to the Bristow Group Inc. 2021 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the SEC on November 4, 2021 (File No. 001-35701)).

10.5 * +	Form of Performance Stock Unit Grant Agreement (Cash ROIC) Pursuant to the Bristow Group Inc. 2021 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the SEC on November 4, 2021 (File No. 001-35701)).
10.6 *	Form of Indemnification Agreement between Era Group Inc. and individual officers and directors. (incorporated herein by reference to Exhibit 10.10 of the Company's Registration Statement on Form 10 filed with the SEC on October 12, 2012, as amended (File No. 001-35701)).
10.7 *	Facility Agreement, dated as of January 10, 2023, among Bristow U.S. Leasing LLC, the banks and financial institutions party thereto and National Westminster Bank Plc (incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on January 13, 2023 (File No. 001-35701)).
10.8 *	Facility Agreement, dated as of January 10, 2023, among Bristow Aircraft Leasing Limited, the banks and financial institutions party thereto and National Westminster Bank Plc (incorporated herein by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the SEC on January 13, 2023 (File No. 001-35701)).
10.9 *	Facility Agreement, dated as of January 22, 2024, among Bristow Helicopters Limited, the banks and financial institutions party thereto and National Westminster Bank Plc (incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on January 24, 2024 (File No. 001-35701)).
10.10 *	ABL Facilities Agreement, dated April 17, 2018, among Bristow Norway AS, Bristow Helicopters Limited, the Company, Barclays Bank PLC and Credit Suisse AG, Cayman Islands Branch and the other lenders from time to time party thereto.(incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on April 23, 2018 (File No. 001-361617)).
10.11 *	Deed of Amendment and Restatement, and Confirmation, dated May 20, 2022, made between, amongst others, the Company, as parent, Bristow Helicopters Limited, Bristow Norway AS, Bristow U.S. LLC and Era Helicopters, LLC, as borrowers, guarantors and security providers, and Barclays Bank PLC, as agent and security agent (incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on May 23, 2022 (File No. 001-357701)).
10.12 *	Bristow Group Inc. Senior Executive Severance Plan. (incorporated herein by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed with the SEC on November 3, 2022 (File No. 001-35701)).
10.13 *	Amendment No. 1 to Bristow Group Inc. 2021 Equity Incentive Plan (incorporated herein by reference to Appendix B to the Company's definitive proxy statement on Schedule 14A filed with the SEC on April 24, 2023 (File No. 001-35701)).
21.1 †	List of subsidiaries of Bristow Group Inc.
23.2 †	Consent of KPMG LLP, independent registered public accounting firm.
31.1 †	Certification by the Principal Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act.
31.2 †	Certification by the Principal Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act.
32.1 ††	Certification by the Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2 ††	Certification by the Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97 +	Bristow Group Inc. Executive Officer Compensation Recoupment Policy
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*   Incorporated herein by reference as indicated.

**   Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission.

\+   Management contracts or compensatory plans or arrangements required to be filed as an Exhibit pursuant to Item 15 (b) of the rules governing the preparation of this Annual Report on Form 10-K.

†   Filed herewith

††   These certifications are furnished to the SEC pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

ITEM 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, and in the capacities indicated, thereunto duly authorized.

Bristow Group Inc.

By: /s/ Jennifer D. Whalen

                 Jennifer D. Whalen, *Senior Vice President, Chief Financial Officer*

Date: March 5, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

<u>Signer</u>	<u>Title</u>	<u>Date</u>
/s/ Christopher S. Bradshaw Christopher S. Bradshaw	President, Chief Executive Officer and Director (Principal Executive Officer)	March 5, 2024
/s/ Jennifer D. Whalen Jennifer D. Whalen	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	March 5, 2024
/s/ Richard E. Tatum Richard Tatum	Vice President and Chief Accounting Officer (Principal Accounting Officer)	March 5, 2024
/s/ G. Mark Mickelson G. Mark Mickelson	Chairman of the Board and Director	March 5, 2024
/s/ Lorin L. Brass Lorin L. Brass	Director	March 5, 2024
/s/ Wesley E. Kern Wesley E. Kern	Director	March 5, 2024
/s/ Robert J. Manzo Robert J. Manzo	Director	March 5, 2024
/s/ Maryanne Miller Gen. Maryanne Miller	Director	March 5, 2024
/s/ Christopher Pucillo Christopher Pucillo	Director	March 5, 2024
/s/ Shefali Shah Shefali Shah	Director	March 5, 2024
/s/ Brian D. Truelove Brian D. Truelove	Director	March 5, 2024
*By /s/ Elizabeth Matthews		March 5, 2024

Elizabeth Matthews, Senior Vice President, General Counsel,
Head of Government Affairs, and Corporate Secretary, as
Attorney-In-Fact for each of the Persons indicated

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Reports of Independent Registered Public Accounting Firm (KPMG, Houston, TX Firm ID 185)	67
Consolidated Financial Statements:	
Consolidated Statements of Operations	70
Consolidated Statements of Comprehensive Income (Loss)	71
Consolidated Balance Sheets	72
Consolidated Statements of Changes in Stockholders' Equity	73
Consolidated Statements of Cash Flows	74
Notes to Consolidated Financial Statements	75

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

Bristow Group Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Bristow Group Inc. and subsidiaries (the Company) as of December 31, 2023 and December 31, 2022, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity, and cash flows for the year ended December 31, 2023, the nine months ended December 31, 2022, and the year ended March 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2023, the nine months ended December 31, 2022, and the year ended March 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 5, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current year audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Realizability of certain deferred tax assets

As described in Notes 1 and 12 to the consolidated financial statements, the Company recognizes deferred income tax assets and liabilities based upon temporary differences between the carrying amount and tax basis of the Company's assets and liabilities. The realization of deferred income tax assets is dependent upon the generation of sufficient taxable income during future periods in which the temporary differences are expected to reverse. The Company records a valuation allowance when it believes it is more-likely-than-not that any deferred income tax asset created will not be realized. As of December 31, 2023, the Company recorded valuation allowances on foreign operating loss carryforwards of $79.1 million.

We identified the evaluation of the realizability of certain deferred tax assets related to foreign net operating losses as a critical audit matter. Subjective auditor judgment was required in evaluating and weighting the available positive and negative evidence to determine whether it is more-likely-than-not that the deferred tax assets will be realized.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's income tax process. This included controls related to the Company's consideration of available positive and negative evidence to determine whether sufficient future taxable income will be generated to allow for the realization of existing deferred tax assets. We assessed the appropriateness of the Company's evaluation of available positive and negative evidence, including the weighting given to such evidence by:

- assessing the nature of existing temporary differences and the pattern and timing of the reversals of such differences

- analyzing the presence and composition of cumulative income or loss for the past three years

- evaluating recent income trends and current events, such as recently executed contracts, and assessing the objective and determinable nature of such income

- analyzing historical trends to determine if there are indicators of expected losses or earnings in the future years.

In addition, we involved tax professionals with specialized skills and knowledge, who assisted in the application of tax laws in the performance of these procedures.

/s/ KPMG LLP
We have served as the Company's auditor since 2003.

Houston, Texas
March 5, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Bristow Group Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Bristow Group Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and December 31, 2022, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity, and cash flows for the year ended December 31, 2023, for the nine months ended December 31, 2022, and for the year ended March 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated March 5, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Houston, Texas
March 5, 2024

BRISTOW GROUP INC. AND SUBSIDIARIES
Consolidated Statements of Operations
(In thousands, except per share amounts)

	Twelve Months Ended December 31, 2023		Nine Months Ended December 31, 2022		Twelve Months Ended March 31, 2022	
Revenues:						
Operating revenues	$	1,264,298	$	897,880	$	1,139,063
Reimbursable revenues		33,131		24,689		46,141
Total revenues		1,297,429		922,569		1,185,204
Costs and expenses:						
Operating expenses		957,593		690,691		872,857
Reimbursable expenses		32,810		24,179		45,557
General and administrative expenses		181,745		123,041		159,062
Merger and integration costs		2,201		994		3,240
Restructuring costs		—		—		3,098
Depreciation and amortization expense		70,606		49,587		74,981
Total costs and expenses		1,244,955		888,492		1,158,795
Loss on impairment		—		(5,187)		(24,835)
Gains (losses) on disposal of assets		1,112		(480)		1,347
Earnings (losses) from unconsolidated affiliates		7,165		1,461		(1,738)
Operating income		60,751		29,871		1,183
Interest income		8,646		1,651		161
Interest expense, net		(41,417)		(30,707)		(41,521)
Loss on extinguishment of debt		—		—		(124)
Reorganization items, net		(86)		(99)		(621)
Loss on sale of subsidiaries		—		—		(2,002)
Other, net		(9,882)		20,363		38,505
Total other income (expense), net		(42,739)		(8,792)		(5,602)
Income (loss) before income taxes		18,012		21,079		(4,419)
Income tax expense		(24,932)		(7,494)		(11,294)
Net income (loss)		(6,920)		13,585		(15,713)
Net loss (income) attributable to noncontrolling interests		140		(57)		(78)
Net income (loss) attributable to Bristow Group Inc.	$	(6,780)	$	13,528	$	(15,791)
Earnings (losses) per common share:						
Basic	$	(0.24)	$	0.48	$	(0.55)
Diluted	$	(0.24)	$	0.47	$	(0.55)
Weighted average shares of common stock outstanding:						
Basic		28,139		28,066		28,533
Diluted		28,139		28,574		28,533

See accompanying notes to consolidated financial statements.

BRISTOW GROUP INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income (Loss)
(In thousands)

	Twelve Months Ended December 31, 2023	Nine Months Ended December 31, 2022	Twelve Months Ended March 31, 2022
Net income (loss)	$ (6,920)	$ 13,585	$ (15,713)
Other comprehensive income (loss):			
Currency translation adjustments	23,749	(48,368)	(25,274)
Pension liability adjustment	5,149	(12,441)	5,962
Unrealized gains on cash flow hedges, net	516	202	2,777
Total other comprehensive income (loss)	29,414	(60,607)	(16,535)
Total other comprehensive income (loss)	22,494	(47,022)	(32,248)
Net comprehensive loss (income) attributable to noncontrolling interests	140	(57)	(78)
Total comprehensive income (loss) attributable to Bristow Group Inc.	$ 22,634	$ (47,079)	$ (32,326)

See accompanying notes to consolidated financial statements.

BRISTOW GROUP INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands)

	December 31, 2023	December 31, 2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 180,265	$ 160,029
Restricted cash	3,397	3,654
Accounts receivables, net	234,620	215,131
Inventories	99,863	81,886
Prepaid expenses and other current assets	45,438	32,425
Total current assets	563,583	493,125
Property and equipment, net	927,766	915,251
Investment in unconsolidated affiliates	19,890	17,000
Right-of-use assets	287,939	240,977
Other assets	138,100	145,648
Total assets	$ 1,937,278	$ 1,812,001
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 87,885	$ 89,610
Accrued wages, benefits and related taxes	52,685	45,206
Income taxes payable and other accrued taxes	8,176	6,651
Deferred revenue	20,334	14,300
Accrued maintenance and repairs	24,545	19,654
Current portion of operating lease liabilities	75,288	76,261
Accrued interest and other accrued liabilities	27,629	22,252
Current maturities of long-term debt	13,247	11,656
Total current liabilities	309,789	285,590
Long-term debt, less current maturities	534,823	499,765
Accrued pension liabilities	87	20,089
Other liabilities and deferred credits	11,733	5,030
Deferred taxes	42,710	48,633
Long-term operating lease liabilities	214,957	165,955
Total liabilities	1,114,099	1,025,062
Commitments and contingencies (Note 9)		
Stockholders' equity:		
Common stock, $0.01 par value, 110,000 authorized; 28,310 and 28,009 outstanding as of December 31, 2023 and 2022, respectively	311	306
Additional paid-in capital	725,773	709,319
Retained earnings	217,968	224,748
Treasury stock, at cost; 2,566 and 2,456 shares as of December 31, 2023 and 2022, respectively	(65,722)	(63,009)
Accumulated other comprehensive loss	(54,643)	(84,057)
Total Bristow Group Inc. stockholders' equity	823,687	787,307
Noncontrolling interests	(508)	(368)
Total stockholders' equity	823,179	786,939
Total liabilities and stockholders' equity	$ 1,937,278	$ 1,812,001

See accompanying notes to consolidated financial statements.

BRISTOW GROUP INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

(In thousands)

	Redeemable Noncontrolling Interest	Total Bristow Group Inc. Stockholders' Equity: Common Stock	Common Stock (Shares)	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total Stockholders' Equity
March 31, 2021	$ 1,572	$ 303	29,694	$687,715	$227,011	$(10,501)	$ (6,915)	$ (542)	$ 897,071
Share award amortization	—	—	110	11,686	—	—	—	—	11,686
Share repurchases	—	—	(1,517)	—	—	(41,158)	—	—	(41,158)
Sale of noncontrolling interest	(1,572)	—	—	—	—	—	—	—	—
Currency translation adjustments	—	—	—	—	—	—	—	17	17
Net income (loss)		—	—	—	(15,791)	—	—	78	(15,713)
Other comprehensive loss	—	—	—	—	—	—	(16,535)	—	(16,535)
March 31, 2022	$ —	$ 303	28,287	$699,401	$211,220	$(51,659)	$ (23,450)	$ (447)	$ 835,368
Share award amortization	—	3	195	9,918	—	—	—	—	9,921
Share repurchases	—	—	(473)	—	—	(11,350)	—	—	(11,350)
Currency translation adjustments	—	—	—	—	—	—	—	22	22
Net income (loss)	—	—	—	—	13,528	—	—	57	13,585
Other comprehensive loss	—	—	—	—	—	—	(60,607)	—	(60,607)
December 31, 2022	$ —	$ 306	28,009	$709,319	$224,748	$(63,009)	$ (84,057)	$ (368)	$ 786,939
Share award amortization	—	5	386	16,454	—	—	—	—	16,459
Share repurchases	—	—	(85)	—	—	(2,713)	—	—	(2,713)
Net loss	—	—	—	—	(6,780)	—	—	(140)	(6,920)
Other comprehensive income	—	—	—	—	—	—	29,414	—	29,414
December 31, 2023	$ —	$ 311	28,310	$725,773	$217,968	$(65,722)	$ (54,643)	$ (508)	$ 823,179

The accompanying notes are an integral part of these consolidated financial statements.

BRISTOW GROUP INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

	Twelve Months Ended December 31, 2023	Nine Months Ended December 31, 2022	Twelve Months Ended March 31, 2022
Cash flows from operating activities:			
Net income (loss)	$ (6,920)	$ 13,585	$ (15,713)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization expense	85,586	59,817	87,236
Loss on impairment	—	5,187	24,835
Losses (gains) on disposal of assets	(1,112)	480	(1,347)
Equity (earnings) losses from unconsolidated affiliates, net.	(6,828)	(1,461)	1,738
Loss on extinguishment of debt	—	—	124
Loss on sale of subsidiaries	—	—	2,002
Deferred income taxes	669	(5,322)	(1,744)
Bad debt expense	—	—	309
Share-based compensation expense	16,459	9,921	11,686
Amortization of deferred financing fees	2,847	1,172	1,323
Discount amortization on long-term debt	473	4,972	7,710
Increase (decrease) in cash resulting from changes in:			
Accounts receivable	(27,024)	(15,348)	10,584
Inventory, prepaid expenses and other assets	(39,848)	(61,604)	15,916
Accounts payable, accrued expenses and other liabilities	7,735	(24,703)	(20,805)
Net cash provided by (used in) operating activities	32,037	(13,304)	123,854
Cash flows from investing activities:			
Capital expenditures	(81,507)	(49,574)	(31,068)
Proceeds from asset dispositions	34,188	18,032	14,549
Cash transferred in sale of subsidiaries, net of cash received	—	—	(851)
Acquisition, net of cash received	—	(12,600)	—
Net cash used in investing activities	(47,319)	(44,142)	(17,370)
Cash flows from financing activities:			
Proceeds from borrowings	169,508	—	—
Debt issuance costs	(2,714)	(822)	(3,112)
Repayment of debt	(142,046)	(8,560)	(19,213)
Purchase of treasury shares	(2,713)	(11,350)	(41,158)
Net cash provided by (used in) financing activities	22,035	(20,732)	(63,483)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	13,226	(24,153)	(8,066)
Net increase (decrease) in cash, cash equivalents and restricted cash	19,979	(102,331)	34,935
Cash, cash equivalents and restricted cash at beginning of period	163,683	266,014	231,079
Cash, cash equivalents and restricted cash at end of period	$ 183,662	$ 163,683	$ 266,014
Cash paid during the period for:			
Interest	$ 39,475	$ 17,586	$ 32,030
Income taxes	$ 19,279	$ 16,841	$ 11,953

See accompanying notes to consolidated financial statements.

Note 1 — BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of Bristow Group Inc. and its consolidated entities. Unless the context otherwise indicates, references herein to the "Company" refer to the entity currently known as Bristow Group Inc. and formerly known as Era Group Inc., together with all of its current subsidiaries; "Era" refers to Era Group Inc. (currently known as Bristow Group Inc., the parent of the combined company) and its subsidiaries prior to consummation of the merger with Old Bristow on June 11, 2020 (the "Merger"); and "Old Bristow" refers to the entity formerly known as Bristow Group Inc. and now known as Bristow Holdings U.S. Inc., together with its subsidiaries prior to the consummation of the Merger.

Change in Fiscal Year End — In August 2022, the Board of Directors of Bristow (the "Board") approved a change in the fiscal year end of the Company from March 31st to December 31st, effective January 1, 2023. As a result of this change, the Company filed audited financial statements for the nine-month transition period from April 1, 2022 to December 31, 2022, on a Transition Report on From 10-KT, filed with the Securities and Exchange Commission ("SEC") on March 9, 2023.

The consolidated financial information for the twelve months ended December 31, 2023, the nine months ended December 31, 2022, and twelve months ended March 31, 2022 has been prepared by the Company in accordance with U.S. generally accepted accounting principles ("GAAP") and pursuant to the rules and regulations of the SEC on this Annual Report on Form 10-K.

Summary of Significant Accounting Policies

Basis of Consolidation — The consolidated financial statements include the accounts of Bristow Group Inc., its wholly and majority-owned subsidiaries and entities that meet the criteria of variable entities ("VIEs") of which the Company is the primary beneficiary. All significant inter-company accounts and transactions are eliminated in consolidation.

Accounting Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Such estimates may include, among other items, those related to allowance for doubtful accounts, useful lives of property and equipment, inventory allowances, income tax provisions, pensions, impairments, fair values used in purchase price allocations and certain accrued and contingent liabilities. Actual results could differ from those estimates and those differences may be material.

Cash Equivalents — The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Restricted Cash — The Company considers amounts deposited in escrow accounts at the end of each period as restricted cash. The Company's restricted cash balances typically include certain payroll taxes for employee salaries in certain jurisdictions as outlined by local requirements and is shown as a separate line item in the consolidated balance sheet.

Trade Receivables and Current Expected Credit Losses — The Company's customers are primarily major integrated, national and independent offshore energy companies and government agencies. The Company designates trade receivables as a single pool of assets based on their short-term nature, similar customer base and risk characteristics. Customers are typically granted credit on a short-term basis, and related credit risks are considered minimal. The Company conducts periodic quantitative and qualitative analysis on historic customer payment trends, customer credit ratings and foreseeable economic conditions. Historically, losses on trade receivables have been immaterial and uncorrelated to each other. Based on these analyses, the Company decides if additional reserve amounts are needed against the trade receivables asset pool on a case by case basis. When collection efforts have been exhausted, trade receivables and the associated allowance for doubtful accounts are removed from accounts receivables.

The Company routinely reviews its trade receivables and makes provisions for probable doubtful accounts; however, such provisions are estimates and actual results could differ from those estimates and those differences may be material.

The allowance for doubtful accounts for the periods reflected below were as follows (in thousands):

| | December 31, | | |
	2023		2022
Balance – beginning of period	$	1,847	$	1,887
Write-offs and collections		(1,774)		(40)
Foreign currency effects		4		—
Balance – end of period	$	77	$	1,847

Inventories — Inventories consist primarily of spare parts utilized for maintaining the Company's global fleet of aircraft and are stated at average cost, net of allowances for excess and obsolete inventory. The Company establishes an allowance to accrue for the retirement of the cost of spare parts expected to be on hand at the end of a fleet's life over the service lives of the related equipment, taking into account the estimated salvage value of the parts. As of December 31, 2023 and 2022, our inventory allowance balance was $3.0 million and $2.5 million, respectively.

Property and equipment — Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful life of the asset to an estimated salvage value. With respect to helicopters, the estimated useful life is typically based upon a newly built asset being placed into service and represents the point at which it is typically not justifiable for the Company to continue to operate the asset in the same or similar manner. From time to time, the Company may acquire older assets that have already exceeded the Company's useful life policy, in which case the Company depreciates such assets based on its best estimate of remaining useful life. The Company reviews the estimated useful lives and salvage values of its property and equipment on an ongoing basis for any changes in estimates.

As of December 31, 2023, the estimated useful life (in years) of the Company's categories of new property and equipment was as follows:

Aircraft (estimated salvage value at 10%-25% of cost)	30
Aircraft accessories and spares	5 - 7
Buildings (estimated salvage value at 10% of cost)	30
Leasehold improvements	Lease term or 10
Other property and equipment	3-15

The Company performs an impairment analysis on long-lived assets used in operations when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The Company's long-lived assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. If an impairment is indicated for the asset group classified as held and used, an impairment evaluation will be performed. Asset impairment evaluations are based on estimated undiscounted cash flows over the remaining useful life for the assets being evaluated. If the sum of the expected future cash flows is less than the carrying amount of the asset group, the Company would be required to recognize an impairment loss.

For aircraft types that are still operating where management has made the decision to sell or abandon the aircraft type at a fixed date, an analysis is completed to determine whether depreciation needs to be accelerated or additional depreciation recorded for an expected reduction in residual value at the planned disposal date.

Investment in Unconsolidated Affiliates — Unconsolidated affiliates are measured at fair value with changes in fair value recognized in net income. The Company uses a measurement alternative approach for equity investments without readily determinable fair values. The alternative method measures equity investments at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions in a similar investment of the same issuer. The Company performs regular reviews of each unconsolidated affiliate investee's financial condition, the business outlook for its products and services and its present and projected results and cash flows. When an investee has experienced consistent declines in financial performance or difficulties raising capital to continue operations, the investment is written down to fair value.

Leases — The Company recognizes a right-of-use ("ROU") asset and a lease liability on its consolidated balance sheets for leases under which it is the lessee, after applying the short-term lease exemption. Operating lease ROU assets and liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date. For discount rate, the Company uses its incremental borrowing rate based on information available at commencement date if the rate implicit in the lease cannot be readily determined.

Intangible Assets — Intangible assets with finite useful lives are amortized over their estimated useful lives to their estimated residual values. The residual value of an intangible asset is generally assumed to be zero, with certain limited exceptions. Finite lived intangible assets are reviewed for impairment when indicators of impairment are present. Indicators of impairment for finite lived intangible assets are the same as those for impairment of long-lived assets. For finite lived intangible assets, an impairment loss is recognized if the carrying amount of the asset exceeds the undiscounted cash flows projected to be generated by the asset. If the finite lived intangible asset is impaired, then the amount of the impairment is calculated as the excess of the asset's carrying amount over its fair value. After an impairment loss is recognized, the adjusted carrying amount of the intangible asset will be its new accounting basis and the useful life of that asset will be reevaluated.

Contingencies — The Company establishes reserves for estimated loss contingencies when it believes a loss is probable and the amount of the loss can be reasonably estimated. The Company's contingent liability reserves relate primarily to potential tax assessments, litigation, personal injury claims and environmental liabilities and are adjusted as a result of changes in facts or circumstances that become known or changes in previous assumptions with respect to the likelihood or amount of loss. Such revisions are based on information that becomes known or circumstances that change after the reporting date for the previous period through the reporting date of the current year. Should the outcome differ from the Company's assumptions and estimates or other events result in a material adjustment to the accrued estimated reserves, revisions to the estimated reserves for contingent liabilities would be required to be recognized. Legal costs related to contingent liabilities are expensed as incurred.

Proceeds from casualty insurance settlements in excess of the carrying value of damaged assets are recognized as a gain on disposal of assets when the Company has received proof of loss documentation or is otherwise assured of collection of these amounts. However, if the aircraft damage does not result in a total loss and disposal of the asset, any insurance proceeds above the loss amount are recorded to other income.

Deferred Financing Costs — Deferred financing costs incurred in connection with the issuance of debt are amortized over the life of the related debt using the effective interest rate method.

Pension Benefits — See Note 14 for a discussion of the Company's accounting for pension benefits.

Derivative Financial Instruments — The Company records changes in fair value of derivatives designated as cash flow hedges in accumulated other comprehensive income (loss) in its consolidated balance sheets, until the forecasted transaction occurs. When the forecasted transaction affects earnings, the Company reclassifies it to earnings in the same line item as the hedged items. The Company evaluates hedge effectiveness at the inception of the hedge prospectively, and on an ongoing basis both retrospectively and prospectively. In the event the underlying forecasted transaction does not occur, or it becomes probable that it will not occur, it will reclassify the gain or loss on the related cash flow hedge from accumulated other comprehensive income (loss) to earnings.

Revenue Recognition — See Note 3 for a discussion of the Company's accounting for revenue recognition.

Maintenance and Repairs — The Company generally charges maintenance and repair costs, including major helicopter component overhaul costs, to earnings as the costs are incurred. However, certain helicopter components, such as engines and transmissions, are maintained by third-party vendors under contractual agreements also referred to as PBH maintenance agreements. Under these agreements, the Company is charged an agreed amount per hour of flying time related to maintenance, repair and overhaul of the parts and components covered. The costs charged under these contractual agreements are recognized in the period in which the flight hours occur. To the extent that the Company has not yet been billed for costs incurred under these arrangements, these costs are included in accrued maintenance and repairs on its consolidated balance sheets.

In the event the Company places a helicopter in a PBH program after a maintenance period has begun, it may be necessary to pay an initial buy-in charge based on hours flown since the previous maintenance event. This buy-in charge is normally recorded as a prepaid expense and amortized as an operating expense over the remaining PBH contract period. If a helicopter is sold or otherwise removed from a program before the scheduled maintenance work is carried out, the Company may be able to recover part of its payments to the PBH provider, in which case the Company records a reduction to operating expense. From time to time, the Company receives credits from its original equipment manufacturers. The Company records these credits as a reduction in maintenance expense when the credits are utilized in lieu of cash payments for purchases or services, unless the credit represents a sales incentive offered to customers by the manufacturer.

The cost of certain major overhauls on owned fixed-wing aircraft are capitalized when incurred and depreciated over the period until the next expected major overhaul. The cost of major overhauls on leased fixed-wing aircraft are charged to operating expense when incurred.

Share-Based Compensation — The grant date fair value of share-based awards granted to employees is recognized as an employee compensation expense over the requisite service period on a straight-line basis. The amount of compensation expense ultimately recognized is based on the number of awards that meet the vesting conditions at the vesting date.

Foreign Currency Transactions — The reporting currency for all of the Company's foreign entities is the U.S. dollar. From time to time, the Company enters into transactions denominated in currencies other than its reporting currency. Gains and losses resulting from changes in currency exchange rates between the reporting currency and the currency in which a transaction is denominated are included in other income (expense), net in the accompanying consolidated statements of operations in the period which the currency exchange rates change. During the twelve months ended December 31, 2023, the Company recognized foreign currency exchange losses of $10.7 million. During the nine months ended December 31, 2022 and twelve months ended March 31, 2022, the Company recognized foreign currency exchange gains of $14.9 million and $7.0 million, respectively.

Taxes — The Company follows the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based upon temporary differences between the carrying amount and tax basis of the Company's assets and liabilities and measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on deferred income tax assets and liabilities of a change in the tax rates is recognized in income in the period in which the change occurs. The Company records a valuation allowance when it believes that it is more-likely-than-not that any deferred income tax asset created will not be realized.

Earnings (Losses) Per Common Share — Basic earnings (losses) per common share of the Company are computed based on the weighted average number of common shares issued and outstanding during the relevant periods. Diluted earnings (losses) per common share of the Company are computed based on the weighted average number of common shares issued and outstanding plus the effect of potentially dilutive securities through the application of the treasury method and/or the if-converted method, when applicable.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all Accounting Standard Updates ("ASUs") issued by the Financial Accounting Standards Board ("FASB"). ASUs not listed below were assessed and determined as not applicable to the Company's consolidated financial position or result of operations.

In December 2023, the FASB issued ASU 2023-09 - *Income Taxes (Topic 740): Improvements to Income Tax Disclosures.* The purpose of ASU 2023-09 is to enhance the transparency and decision usefulness of income tax disclosures to investors and other allocators of capital. The objectives of the amendment is to provide information to better assess how an entity's operations and related tax risk and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. This standard will be effective prospectively for fiscal years beginning after December 15, 2024. The Company is evaluating the potential impact of the adoption of this ASU on its consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07 - *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.* ASU 2023-07 applies to all public entities that are required to report segment information in accordance to *Topic 280.* The purpose of this ASU is to improve financial reporting by requiring disclosure of incremental information on an annual and interim basis by disclosing significant segment expenses, transparency on measures of segment's profit and loss in assessing performance and resource allocations and identify the chief operating decision maker. This standard will be effective for fiscal years beginning December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company is evaluating the potential impact of the adoption of this ASU on its consolidated financial statements.

In August 2023, the FASB issued ASU 2023-05 - *Business Combinations—Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement.* The purpose of ASU 2023-05 is to address the accounting for contributions made to a joint venture, upon formation, in a joint venture's separate financial statements. The objectives of the amendments are to provide decision-useful information to investors and other allocators of capital in a joint venture's financial statements and reduce diversity in practice. This standard will be effective prospectively for all joint venture formations with a formation date on or after January 1, 2025. The Company is evaluating the potential impact of the adoption of this ASU on its consolidated financial statements.

Note 2 — PROPERTY AND EQUIPMENT

The following table presents details on the major classes of property and equipment as of (in thousands):

	December 31,	
	2023	**2022**
Aircraft	$ 779,945	$ 784,836
Land and buildings	175,266	167,820
Other property and equipment	105,342	107,355
Construction-in-progress	99,320	35,300
Property and equipment, at cost	$ 1,159,873	$ 1,095,311
Less: accumulated depreciation	(232,107)	(180,060)
Property and equipment, net	$ 927,766	$ 915,251

During the twelve months ended December 31, 2023, nine months ended December 31, 2022 and twelve months ended March 31, 2022, the Company recognized depreciation expense of $61.9 million, $44.1 million and $66.7 million, respectively.

Other Asset and Inventory Considerations

During the nine months ended December 31, 2022, the Company entered into and amended two existing PBH agreements with maintenance service providers for its AW139 helicopter fleet. The terms of these agreements included a buy-in payable of approximately $55 million for the hours flown on the aircraft prior to entry into the PBH agreements. The buy-in amount for the transaction has been paid in full and is reflected in other long-term assets with the amount due for amortization within a year reflected in prepaid expenses and other current assets on the consolidated balance sheets. The balance is amortized through operating expense on the consolidated statements of operations on a straight-line basis over the contract term. During the nine months ended December 31, 2022, the Company wrote off $5.2 million of intangible assets related to legacy AW139 airframe agreements in connection with these PBH agreements. This loss is reflected on the loss on impairment line of the consolidated statement of operations.

During the twelve months ended March 31, 2022, the Company recognized $11.8 million in loss on impairment related to certain aircraft, equipment and inventory.

Note 3 — REVENUES

Revenue Recognition

The Company derives its revenues primarily from aviation services. A majority of the Company's revenues are generated through two types of contracts: helicopter services and fixed wing services. Revenues are recognized when control of the identified distinct goods or services has been transferred to the customer, the transaction price is determined and allocated to the satisfied performance obligations and the Company has determined that collection has occurred or is probable of occurring.

The Company determines revenue recognition by applying the following steps:

1. Identify the contract with a customer;

2. Identify the performance obligations in the contract;

3. Determine the transaction price;

4. Allocate the transaction price to the performance obligations; and

5. Recognize revenues as the performance obligations are satisfied.

Helicopter services — The Company's principal customers - international, independent and major integrated energy companies and government agencies - charter its helicopters primarily to transport personnel to, from and between onshore bases and offshore production platforms, drilling rigs and other installations. Revenues from helicopter services are recognized when performance obligations are satisfied over time based on contractual rates as related services are performed. A performance obligation arises under contracts with customers to render services. Operating revenues are derived mainly from fixed-term contracts with the Company's customers. A portion of the Company's offshore energy customer revenues is derived from providing services on an "ad-hoc" basis. The Company's fixed-term contracts typically have original terms of one to five years for offshore energy contracts and up to ten years for government services contracts (subject to provisions permitting early termination by its customers).

A contract's transaction price is allocated to each distinct performance obligation and recognized as revenues when, or as, the performance obligation is satisfied. Within this contract type for helicopter services, the Company determined that each contract has a single distinct performance obligation. These contracts include a fixed monthly rate for a particular model of aircraft plus an incremental charge, which represents the variable component of a typical contract with a customer. Rates for these variable charges vary depending on the type of services provided and can be based on a per flight hour, per day, or per month basis. The variable component of a contract is not effective until a customer-initiated flight order is received, and the actual hours flown are determined; variable consideration is recognized when the services are rendered pursuant to the variable allocation exception.

Revenues are recognized as performance obligations are satisfied over time, by measuring progress towards satisfying the contracted services in a manner that best depicts the transfer of services to the customer, which is generally represented by a period of 30 days or less. The Company typically invoices customers on a monthly basis, and the term between invoicing and when the payment is due is typically between 30 and 60 days.

Cost reimbursements from customers are recorded as reimbursable revenues with the related reimbursed costs recorded as reimbursable expense on the Company's consolidated statements of operations.

Fixed wing services — The Company owns a regional fixed wing operator ("Airnorth") in Australia. Airnorth provides fixed wing transportation services through regular passenger transport (scheduled airline service with individual ticket sales) and charter services. A performance obligation arises under contracts with customers to render services. Within fixed wing services, the Company determined that each contract has a single distinct performance obligation. Revenue is recognized over time at the earlier of the period in which the service is provided or the period in which the right to travel expires, which is determined by the terms and conditions of the ticket. Ticket sales are recorded within deferred revenue in accordance with the above policy. Both chartered and scheduled airline service revenues are recognized net of passenger taxes and discounts.

Total revenues for the periods reflected in the table below were as follows (in thousands):

	Twelve Months Ended December 31, 2023	Nine Months Ended December 31, 2022	Twelve Months Ended March 31, 2022
Revenues from contracts with customers	$ 1,263,855	$ 896,777	$ 1,151,035
Total other revenues	33,574	25,792	34,169
Total revenues	$ 1,297,429	$ 922,569	$ 1,185,204

Revenues by Service Line. Operating revenues earned by service line for the periods reflected in the table below were as follows (in thousands):

	Twelve Months Ended December 31, 2023	Nine Months Ended December 31, 2022	Twelve Months Ended March 31, 2022
Offshore energy services	$ 809,774	$ 590,761	$ 767,720
Government services	336,917	217,028	272,859
Fixed wing services	107,232	79,952	85,372
Other services	10,375	10,139	13,112
Total operating revenues	$ 1,264,298	$ 897,880	$ 1,139,063

Contract Assets, Liabilities and Receivables

The Company generally satisfies performance of contract obligations by providing aviation services to its customers in exchange for consideration. The timing of performance may differ from the timing of the customer's payment, which results in the recognition of a contract asset or a contract liability. A contract asset exists when the Company has a contract with a customer for which revenues have been recognized (i.e., services have been performed), but customer payment is contingent on a future event (i.e., satisfaction of additional performance obligations). These contract assets are transferred to receivables when the right to consideration becomes unconditional. Contract liabilities relate to deferred revenues in which advance consideration is received from customers for contracts where revenues are recognized based on future performance of services.

	Twelve Months Ended December 31, 2023	Nine Months Ended December 31, 2022	Twelve Months Ended March 31, 2022
Revenues from outstanding contract liabilities	$ 11,233	$ 6,556	$ 7,325

	December 31,	
	2023	2022
Receivables under contracts with customers	$ 208,417	$ 182,742
Contract liabilities under contracts with customers	18,886	12,931

Contract liabilities are primarily generated by fixed wing services where customers pay for tickets in advance of receiving the Company's services and advanced payments from helicopter services customers and from mobilization fees received from customers in connection with new contract commencements. There were no contract assets as of December 31, 2023 and December 31, 2022.

Contract Fulfillment Costs

Costs to fulfill a contract with a customer incurred in advance of the commencement of a new contract are recognized as an asset and amortized on a straight-line basis over the life of the contract if the costs are directly related to the new contract, the costs are specifically identifiable, the costs generate or enhance resources of the entity and are expected to be recovered by the Company. These deferred costs are included in other long-term assets with the amount due for amortization within a year reflected in prepaid expenses and other current assets on the consolidated balance sheets. The balance is amortized through operating expense on the consolidated statements of operations.

As of December 31, 2023 and 2022, deferred costs were $17.4 million and $5.4 million. During the twelve-months ended December 31, 2023, the Company recognized $2.5 million of amortization related to these deferred costs.

Remaining Performance Obligations

Remaining performance obligations represent firm contracts for which work has not been performed and future revenue recognition is expected. The Company has elected the practical expedient permitting the exclusion of disclosing remaining performance obligations for contracts that have an original expected duration of one year or less. The Company's contracts have fixed terms ranging from one month to ten years and generally may, depending on the contract, be cancelled without penalty and with a notice period of less than a year. Customarily, these contracts do not commit customers to purchase specific amounts of services or minimum flight hours and permit customers to decrease the number of helicopters under contract with a corresponding decrease in the fixed monthly payments without penalty.

Excluding any applicable cancellation penalties, revenues from performance obligations that are unsatisfied (or partially unsatisfied) on contracts with fixed consideration that have an expected duration of one year or more and therefore not subject to the practical expedient as of December 31, 2023 were $14.8 million, which are expected to be recognized in 2024. These amounts exclude expected considerations related to performance obligations of a variable nature (i.e., flight services) as they cannot be reasonably and reliably estimated.

Note 4 — VARIABLE INTEREST ENTITIES AND OTHER INVESTMENTS IN SIGNIFICANT AFFILIATES

A variable interest entity ("VIE") is an entity that either (i) has insufficient equity to permit the entity to finance its activities without additional subordinated financial support or (ii) has equity investors who lack the characteristics of a controlling financial interest. A VIE is consolidated by its primary beneficiary. The primary beneficiary has both the power to direct the activities that most significantly impact the entity's economic performance and the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the VIE. If the Company determines that it has operating power and the obligation to absorb losses or receive benefits, it will consolidate the VIE as the primary beneficiary. If not, the Company will not consolidate the VIE.

As of December 31, 2023, the Company had interests in seven VIEs (as described below) of which the Company was the primary beneficiary. The Company had no interests in VIEs of which the Company was not the primary beneficiary.

BNAS Holdings Company Limited ("BNAS") — BNAS is a legal entity in the Republic of Ireland owned by Bristow Helicopters Limited ("BHL") as a 49% shareholder and 51% by a European Union national. BHL provided a loan to BNAS, which in turn acquired 100% of the share capital of Bristow Norway A/S, a company that provides aviation services to the offshore energy industry in Norway. The financial information for this VIE is aggregated within the summary financial information table below.

Bristow Aviation Holdings Limited ("Bristow Aviation") — The Company owns common stock and a significant amount of Bristow Aviation's subordinated debt. Bristow Aviation is incorporated in England and, through its subsidiaries, holds all the outstanding shares in BHL. As of December 31, 2023, the Company and Impigra (as defined below) owned 49% and 51%, respectively, of Bristow Aviation. A number of the subsidiaries of Bristow Aviation provide aviation services to customers primarily in Australia, Nigeria, Norway, Trinidad and the UK Bristow Aviation's subsidiaries include BNAS, BHNL, PAAN and YII Energy, and it eliminates all transactions among and between these VIEs.

Bristow EU Holdco B.V. ("BEU") — BEU is a legal entity in the Netherlands to provide services in certain European Union jurisdictions. BEU is 49% owned by the Company and 51% owned by a European Union national. The financial information for this VIE is aggregated within the summary financial information table below.

Bristow Helicopters (Nigeria) Limited ("BHNL") — BHNL is a joint venture that provides aviation services to customers in Nigeria, in which BHL owns a 48% interest. YII Energy (as defined below), a Nigerian company owned 100% by Nigerian citizens, owns a 50% interest and an employee trust fund owns the remaining 2% interest. The financial information for this VIE is aggregated within the summary financial information table below.

Impigra Aviation Holdings Limited ("Impigra") — Impigra is a British company owned 100% by UK Bristow employees and owns 51% of the ordinary shares of Bristow Aviation. The assets and liabilities of Impigra consist primarily of intercompany balances, including loans, which are eliminated in consolidation.

Pan African Airlines (Nigeria) Limited ("PAAN") — PAAN is a joint venture in Nigeria with local partners in which the Company owns an interest of 56.15%. PAAN provides industrial aviation services to customers in Nigeria. The Company has also historically provided subordinated financial support to PAAN. As the Company has the power to direct the most significant activities affecting the economic performance of PAAN and holds a variable interest in the form of the Company's equity investment and working capital infusions, the Company consolidates PAAN as the primary beneficiary. The financial information for this VIE is aggregated within the summary financial information table below.

YII 5668 Energy ("YII Energy") — YII Energy is a dormant entity domiciled in Nigeria and owns a 50% interest in BHNL. This entity is deemed a VIE due to insufficient equity, and the Company is the primary beneficiary because it has the power to direct the most significant activities of the entity. The financial information for this VIE is aggregated within the summary financial information table below.

The Company eliminates all transactions among and between the VIEs listed above within its consolidated financial statements. The following table shows summarized financial information, in aggregate, for the Company's VIEs and their subsidiaries (in thousands):

| | December 31, | |
	2023	2022
Total assets	$ 1,076,745	$ 944,744
Total liabilities[1]	$ 5,274,946	$ 4,025,440

_____

[1] Includes Bristow Aviation subordinated unsecured loan stock (debt) bearing interest at an annual rate of 13.5% and payable semi-annually to the Company that is not eliminated at the Bristow Aviation and subsidiaries summarized financial information level, but is eliminated at Bristow Group Inc. and subsidiaries. Payment of interest on such debt has been deferred since its incurrence in 1996 at an annual rate of 13.5% and aggregated $4.2 billion and $3.2 billion as of December 31, 2023 and 2022, respectively.

Other Significant Affiliates — Unconsolidated

The Company evaluates its unconsolidated affiliates for indicators of impairment in light of current market conditions. Changes in market conditions or contractual relationships in future periods could result in the identification of additional other-than-temporary impairment.

Cougar — The Company owns a 25% voting interest and a 40% economic interest in Cougar Helicopters Inc. ("Cougar"), an aviation services provider in Canada. Cougar's operations are primarily focused on serving the offshore energy industry off Canada's Atlantic coast and in the Arctic. Cougar is accounted for as an equity method investment.

In January 2021, upon evaluating its investment in Cougar, the Company determined the investment to be other-than-temporarily impaired due to the loss of a significant customer contract and further deterioration of the future sentiment for the Eastern Canadian offshore energy market during the COVID-19 pandemic; resulting in the Company impairing its investment in Cougar. The Company concluded that it was no longer probable that it would collect substantially all consideration for lease agreements when due. As such, the Company transitioned to the cash basis of accounting for lease payments to be received from Cougar under the current aircraft and facilities leasing arrangements in place. The Company continues to recognize revenues associated with the Maintenance Services and Support Agreement (the "MSSA") with Cougar on an accrual basis as it expects to receive full compensation for services under the MSSA.

PAS — The Company has a 25% economic interest in Petroleum Air Services ("PAS"), an Egyptian corporation that provides helicopter and fixed wing transportation to the offshore energy industry and other general aviation services in Egypt. PAS is accounted for as a cost method investment. During the twelve months ended March 31, 2022, upon evaluating its investment in PAS, the Company identified an indicator for impairment due to a decline in PAS's performance. As a result, the Company performed a fair valuation of its investment in PAS using a market approach that relied on significant Level III inputs due to the nature of unobservable inputs that required significant judgment and assumptions. The market approach utilized two methods, each yielding similar valuation outcomes through the use of a multiple relevant to each method, derived from select guideline public companies, and an expected dividend rate or earnings of PAS. This resulted in a $16.0 million loss on impairment recorded during the twelve months ended March 31, 2022. As of December 31, 2023 and 2022, the investment in PAS totaled $17.0 million and is included on the consolidated balance sheets in investment in unconsolidated affiliate. During the twelve-months ended December 31, 2023, dividends received were $0.3 million. There were no dividends received during the nine months ended December 31, 2022 and twelve months ended March 31, 2022

Note 5 — RELATED PARTY TRANSACTIONS

The Company owns a 25% voting interest and a 40% economic interest in Cougar, an aviation services provider in Canada. Due to common ownership of Cougar, the Company considers VIH Aviation Group Ltd. ("VIH") a related party.

The Company and VIH lease certain aircraft and facilities and from time to time purchases inventory from one another.

Revenues from and payments to related parties for the periods reflected in the table below were as follows (in thousands):

	Twelve Months Ended December 31, 2023		Nine Months Ended December 31, 2022		Twelve Months Ended March 31, 2022	
Revenues from contracts with related parties	$	8,503	$	7,463	$	8,303
Other revenues from related parties		23,421		16,175		22,565
Total revenues from related parties	$	31,924	$	23,638	$	30,868
Payments to related parties	$	5,253	$	4,385	$	9,968

Additionally, during the twelve months ended December 31, 2023, the Company and VIH entered into resale agreements under which one S92 aircraft was sold in exchange for the purchase of another S92 aircraft in a non-monetary transaction. The exchange did not result in a gain or loss being recognized on the Company's consolidated statement of operations.

As of December 31, 2023 and 2022, accounts receivables from related parties included in accounts receivables on the consolidated balance sheets were $1.2 million and $0.8 million, respectively.

Note 6 — DEBT

Debt as of December 31, 2023 and 2022 consisted of the following (in thousands):

	December 31,			
	2023		2022	
6.875% Senior Notes	$	394,184	$	392,763
NatWest Debt		153,886		—
Lombard Debt		—		118,658
Total debt		548,070		511,421
Less short-term borrowings and current maturities of long-term debt		(13,247)		(11,656)
Total long-term debt	$	534,823	$	499,765

6.875% Senior Notes — In February 2021, the Company issued $400.0 million aggregate principal amount of its 6.875% senior secured notes due March 2028 (the "6.875% Senior Notes") and received net proceeds of $395.0 million. The 6.875% Senior Notes are fully and unconditionally guaranteed as to payment by a number of subsidiaries. Interest on the 6.875% Senior Notes is payable semi-annually in arrears on March 1st and September 1st of each year. The 6.875% Senior Notes may be redeemed at any time and from time to time, with sufficient notice and at the applicable redemption prices set forth in the indenture governing the 6.875% Senior Notes, inclusive of any accrued and unpaid interest leading up to the redemption date. The indenture governing the 6.875% Senior Notes contains covenants that restrict the Company's ability to, among other things, incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem the Company's capital stock, prepay, redeem or repurchase certain debt, make loans and investments, sell assets, incur liens, enter into transactions with affiliates, enter into agreements restricting its subsidiaries' ability to pay dividends, and consolidate, merge or sell all or substantially all of its assets. In addition, upon a specified change of control trigger event, the Company must make an offer to repurchase each noteholder's notes at an offer price of 101% of the aggregate principal amount, plus accrued and unpaid interest.

During the twelve months ended December 31, 2023, nine months ended December 31, 2022 and twelve months ended March 31, 2022, the Company made interest payments of $27.5 million, $13.8 million and $28.0 million, respectively. As of December 31, 2023 and 2022, the Company had $5.8 million and $7.2 million, respectively, of unamortized deferred financing fees associated with the 6.875% Senior Notes.

Lombard Debt — In November 2016, certain of Old Bristow's subsidiaries entered into two, seven-year British pound sterling funded secured equipment term loans for an aggregate $200.0 million U.S. dollar equivalent with Lombard North Central Plc, a part of NatWest Group (the "Lombard Debt"). Borrowings under the financings previously bore interest at an interest rate equal to the GBP ICE Benchmark Administration's Limited LIBOR, plus 2.25% per annum. During the twelve months ended March 31, 2022, the Company replaced LIBOR as the benchmark for the Lombard Debt with a new reference rate, the Sterling Overnight Index Average ("SONIA"). The financings which were funded in December 2016 and January 2017 were expected to mature in December 2023 and in January 2024, respectively. In January 2023, in connection with its maturity, the Company made a $129.1 million payment to extinguish the Lombard Debt.

During the twelve months ended December 31, 2023, the Company made interest payments of $0.6 million. During the nine months ended December 31, 2022 and twelve months ended March 31, 2022, the Company made principal and interest payments of $8.6 million and $3.8 million and $13.1 million and $3.8 million, respectively.

NatWest Debt — In January 2023, the Company entered into two thirteen-year secured equipment financings for an aggregate amount up to £145 million with National Westminster Bank Plc ("NatWest Debt"). The credit facilities were funded on January 27, 2023, for approximately £138 million. The net proceeds from the financings were used to refinance the indebtedness of the Lombard Debt and to provide additional financing support to the Company's obligations under its search and rescue ("SAR") contracts in the UK The credit facilities bear interest at a rate equal to SONIA plus 2.75% per annum and have approximately thirteen-year terms with repayment due in quarterly installments which commenced on March 31, 2023. Bristow's obligations under the NatWest Debt are secured by ten SAR helicopters.

During the twelve months ended December 31, 2023, the Company made principal and interest payments of $13.0 million and $11.4 million, respectively. As of December 31, 2023, the Company had $8.4 million of unamortized deferred financing fees associated with the NatWest Debt.

In January 2024, Bristow entered into a new twelve-year secured equipment financing for an aggregate principal amount of up to £55 million with a syndicate of banks led by National Westminster Bank Plc NatWest. The proceeds from the financing will be used to support Bristow's capital commitments related to the UKSAR2G contract. Bristow's obligations will be secured by four new Leonardo AW139 SAR configured helicopters, yet to be delivered. The credit facility has a 15-month availability period and is expected to fund during 2024, subject to delivery of the new SAR configured helicopters. The credit facility will bear interest at a rate equal to the SONIA plus 2.75% per annum.

Bristow contemporaneously entered into amendments and restatements of the credit facilities with respect to the other two existing tranches of the NatWest Debt in order to, among other things, reflect that certain subsidiaries will be providing guarantees of the term loans under the NatWest Debt.

ABL Facility — The Company's asset-backed revolving credit facility (the "ABL Facility") was entered into in April 2018, and provides that amounts borrowed under the ABL Facility (i) are secured by certain accounts receivable owing to the borrower subsidiaries and the deposit accounts into which payments on such accounts receivable are deposited, and (ii) are fully and unconditionally guaranteed as to payment by the Company, as a parent guarantor, and each of Bristow Norway AS, BHL, Bristow U.S. LLC and Era Helicopters, LLC (collectively, the "ABL Borrowers"). As of December 31, 2023, the ABL Facility provided for commitments in an aggregate amount of $85.0 million with the ability to increase the total commitments up to a maximum aggregate amount of $120.0 million, subject to the terms and conditions therein.

As of December 31, 2023 and 2022, there were no outstanding borrowings under the ABL Facility nor had the Company made any draws during the twelve months ended December 31, 2023. Letters of credit issued under the ABL Facility in the aggregate face amount of $3.1 million and $0.6 million were outstanding on December 31, 2023 and 2022.

The Company's scheduled principal long-term maturities as of December 31, 2023, which excludes unamortized deferred financing fees of $14.2 million, were as follows (in thousands):

	Total Due
2024	$ 13,247
2025	13,247
2026	13,247
2027	13,247
2028	413,247
Thereafter	96,042
	$ 562,277

Cash paid for interest expenses, net of capitalized interest, was $39.5 million, $17.6 million and $32.0 million during the twelve months ended December 31, 2023, nine months ended December 31, 2022 and twelve months ended March 31, 2022, respectively.

Note 7 — FAIR VALUE DISCLOSURES

The fair value of an asset or liability is the price that would be received to sell an asset or transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company utilizes a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value and defines three levels of inputs that may be used to measure fair value. The fair values of the Company's cash and cash equivalents, accounts receivable and accounts payable approximate their carrying values due to the short-term nature of these items.

Assets and liabilities subject to fair value measurement are categorized into one of three different levels depending on the observability of the inputs employed in the measurement, as follows:

- Level 1 – observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 – inputs that reflect quoted prices for identical assets or liabilities in markets which are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the asset or liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- Level 3 – unobservable inputs reflecting the Company's own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

Fair Values of Debt

The fair value of the Company's debt has been estimated in accordance with the accounting standards regarding fair value. The fair value of the Company's long-term debt was estimated using discounted cash flow analysis based on estimated current rates for similar types of arrangements. Considerable judgment was required in developing certain of the estimates of fair value, and, accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

The carrying and fair values of the Company's debt for the periods in the table below were as follows (in thousands):

	Carrying Amount	Level 1	Level 2	Level 3
December 31, 2023				
LIABILITIES				
6.875% Senior Notes[1]	$ 394,184	$ —	$ 383,068	$ —
NatWest Debt[2]	153,886	—	162,467	—
	$ 548,070	$ —	$ 545,535	$ —
December 31, 2022				
LIABILITIES				
6.875% Senior Notes[1]	$ 392,763	$ —	$ 366,629	$ —
Lombard Debt[3]	118,658	—	120,358	—
	$ 511,421	$ —	$ 486,987	$ —

_____

(1) As of December 31, 2023 and 2022, the carrying values of unamortized deferred financing fees related to the Senior Notes were $5.8 million and $7.2 million, respectively.

(2) As of December 31, 2023, the carrying values of unamortized deferred financing fees related to the NatWest Debt were $8.4 million.

(3) As of December 31, 2022, the carrying values of unamortized discounts related to the Lombard Debt were $7.0 million.

Note 8 — DERIVATIVE FINANCIAL INSTRUMENTS

From time to time, the Company may use derivatives to partially offset its business exposure to foreign currency risks on expected future cash flows. The Company enters into master netting arrangements to mitigate credit risk in derivative transactions by permitting net settlement of transactions with the same counterparty. The Company does not offset fair value amounts recognized for derivative instruments under master netting arrangements. The derivative agreements do not contain credit-risk-related contingent features. There are no amounts of related financial collateral received or pledged. The Company does not use any of its derivative instruments for speculative or trading purposes.

Cash Flow Hedges

The Company may use foreign exchange options or forward contracts to hedge a portion of its forecasted foreign currency denominated transactions. To receive hedge accounting treatment, all hedging relationships are formally documented at the inception of the hedge, and the hedges must be highly effective in offsetting changes to future cash flows on hedged transactions.

These foreign exchange hedge contracts, carried at fair value, have maturities of up to 15 months. As of December 31, 2023 and 2022, total notional amounts of outstanding cash flow hedges were $254.7 million and $134.7 million, respectively. As of December 31, 2023, the estimated net amounts of gains (losses) expected to be reclassified from accumulated other comprehensive income into earnings within the next 12 months is $0.9 million. For the twelve months ended December 31, 2023, nine months ended December 31, 2022 and twelve months ended March 31, 2022, there were no net gains or losses recognized in earnings relating to hedges of forecasted transactions that did not occur.

The fair value of derivative instruments on our Consolidated Balance Sheets as of December 31, 2023 and 2022 were as follows, presented on a gross basis (in thousands):

	December 31,			
	2023		**2022**	
	Fair Value Asset Derivatives	Fair Value Liability Derivatives	Fair Value Asset Derivatives	Fair Value Liability Derivatives
Derivatives designated as hedging instruments:				
Foreign exchange forward contracts	$ 2,557	$ 1,200	$ 1,590	$ 144

Note 9 — COMMITMENTS AND CONTINGENCIES

Fleet — The Company's unfunded capital commitments as of December 31, 2023, consisted primarily of agreements to purchase helicopters and totaled $307.3 million, payable beginning in 2024. The Company also had $0.8 million of deposits paid on options not yet exercised as of December 31, 2023.

Included in these commitments are orders to purchase six AW189 heavy helicopters, six AW139 medium helicopters, five AW169 light twin helicopters and five H135 light twin helicopters. The AW139 helicopters are scheduled to be delivered in 2024, and the AW189 helicopters and H135 helicopters are scheduled to be delivered between 2024 and 2025. Delivery dates for the AW169 helicopters have yet to be determined. In addition, the Company has outstanding options to purchase up to six additional AW189 helicopters and ten additional H135 helicopters. If these options are exercised, the AW189 helicopters would be scheduled for delivery between 2025 and 2026, and the H135 helicopters would be scheduled for delivery between 2027 and 2028. The Company may, from time to time, purchase aircraft for which it has no orders.

The Company may terminate $35.6 million of its capital commitments (inclusive of deposits paid on options not yet exercised) without further liability other than aggregate liquidated damages of approximately $1.1 million.

General Litigation and Disputes

In July 2021, the Company settled a bankruptcy preference claim related to amounts paid under a termination agreement between Old Bristow and Columbia Helicopters, Inc. The settlement was considered a gain contingency and resulted in a $9.0 million cash receipt and is included within other income within our consolidated statement of operations during the twelve months ended March 31, 2022.

The Company operates in jurisdictions internationally where it is subject to risks that include government action to obtain additional tax revenues. In a number of these jurisdictions, political unrest, the lack of well-developed legal systems and legislation that is not clear enough in its wording to determine the ultimate application, can make it difficult to determine whether legislation may impact the Company's earnings until such time as a clear court or other ruling exists. The Company operates in jurisdictions currently where amounts may be due to governmental bodies that the Company is not currently recording liabilities for as it is unclear how broad or narrow legislation may ultimately be interpreted. The Company believes that payment of amounts in these instances is not probable at this time, but is reasonably possible.

In the normal course of business, the Company is involved in various litigation matters including, among other things, claims by third parties for alleged property damages and personal injuries. Management has used estimates in determining the Company's potential exposure to these matters and has recorded reserves in its consolidated financial statements related thereto as appropriate. It is possible that a change in its estimates related to these exposures could occur, but the Company does not expect such changes in estimated costs or uninsured losses, if any, would have a material effect on its business, consolidated financial position or results of operations.

Note 10 — LEASES

The Company leases aircraft, land, hangars, buildings, fuel tanks and tower sites under operating lease agreements.

The majority of the bases from which the Company operates are leased with remaining terms between one and fifty-five years. The Company's lease agreements are either month-to-month or non-cancelable and generally provide for fixed monthly rent payments. The Company also generally pays for insurance, taxes and maintenance expenses associated with these leases which is excluded from its lease liability and recognized as incurred.

Operating leases as of the periods reflected in the table below were as follows (in thousands):

	December 31,	
	2023	**2022**
Operating lease right-of-use assets	$ 287,939	$ 240,977
Current portion of operating lease liabilities	75,288	76,261
Operating lease liabilities	214,957	165,955
Total operating lease liabilities	$ 290,245	$ 242,216

Operating leases for the periods reflected in the table below were as follows (in thousands, except years and percentages):

	Twelve Months Ended December 31, 2023	**Nine Months Ended December 31, 2022**	**Twelve Months Ended March 31, 2022**
Cash paid for operating leases	$ 106,408	$ 69,669	$ 100,339
ROU assets obtained in exchange for lease obligations	$ 135,650	$ 107,034	$ 34,185
Weighted average remaining lease term	5 years	5 years	4 years
Weighted average discount rate	6.38 %	6.09 %	6.13 %

The Company's leases for aircraft range up to base terms of 143 months with renewal options of up to 48 months. The leases contain terms customary in transactions of this type, including provisions that allow the lessor to repossess the aircraft and require the Company to pay a stipulated amount if the Company defaults on its obligations under the agreements.

Rent expense for the periods reflected in the table below were as follows (in thousands):

	Twelve Months Ended December 31, 2023	**Nine Months Ended December 31, 2022**	**Twelve Months Ended March 31, 2022**
Rent expense under all operating leases	$ 102,729	$ 74,378	$ 106,180
Rent expense under operating leases for aircraft	$ 80,889	$ 57,976	$ 83,788

As of December 31, 2023, aggregate future payments under all non-cancelable operating leases that have initial or remaining terms in excess of one year, including leases for aircraft, are as follows (in thousands):

	Aircraft	**Other**	**Total**
Twelve months ended December 31,			
2024	$ 79,109	$ 11,548	$ 90,657
2025	71,167	9,419	80,586
2026	58,117	7,599	65,716
2027	36,325	5,000	41,325
2028	22,214	4,137	26,351
Thereafter	25,713	9,515	35,228
	$ 292,645	$ 47,218	$ 339,863

Note 11 — INTANGIBLES

The Company's intangible assets are reflected on the consolidated balance sheet in other long-term assets and are primarily related to search and rescue ("SAR") customer contracts under UK operations (including both intangible assets for UKSAR and the Falkland Islands customer contracts) and Power-by-the-hour ("PBH") maintenance agreements. Amortization expense of SAR customer contracts is included in depreciation and amortization expense on the consolidated statements of operations. Amortization expense of PBH intangible assets is included in operating expense on the consolidated statement of operations.

Intangible assets by type for the periods reflected below were as follows (in thousands):

	SAR customer contracts		PBH		Total	
	Gross Carrying Amount					
March 31, 2022	$	59,240	$	92,081	$	151,321
Additions		7,037		—		7,037
Write-offs		—		(5,187)		(5,187)
Translation		(3,406)		(2,614)		(6,020)
December 31, 2022	$	62,871	$	84,280	$	147,151
Translation		1,974		1,710		3,684
December 31, 2023	$	64,845	$	85,990	$	150,835
	Accumulated Amortization					
March 31, 2022	$	(19,455)	$	(47,945)	$	(67,400)
Amortization expense		(6,480)		(7,456)		(13,936)
December 31, 2022	$	(25,935)	$	(55,401)	$	(81,336)
Amortization expense		(11,036)		(10,020)		(21,056)
December 31, 2023	$	(36,971)	$	(65,421)	$	(102,392)
Weighted average remaining contractual life, in years		3.2		12.4		7.1

Future amortization expense of intangible assets for periods ended December 31, is as follows (in thousands):

	SAR customer contracts		PBH		Total	
2024	$	9,156	$	9,882	$	19,038
2025		8,883		8,734		17,617
2026		8,766		259		9,025
2027		793		259		1,052
2028		276		259		535
Thereafter		—		1,176		1,176
	$	27,874	$	20,569	$	48,443

Note 12 — INCOME TAXES

The Company recognizes deferred tax assets or liabilities for the differences between the financial statement carrying amount and tax basis of assets and liabilities using enacted tax rates in effect for the years in which the asset is expected to be recovered or the liability is expected to be settled.

The components of deferred tax assets and liabilities are as follows (in thousands):

	December 31,	
	2023	2022
Deferred tax assets:		
Foreign tax credits	$ 19,456	$ 30,142
Net operating losses	153,068	155,532
Pension liability	(269)	5,383
Interest expense limitation	49,431	42,995
Accrued expenses not currently deductible	18,367	14,439
Lease liabilities	34,553	36,101
Other	6,544	10,771
Gross deferred tax assets	281,150	295,363
Valuation allowance	(155,411)	(159,648)
Total deferred tax assets	$ 125,739	$ 135,715
Deferred tax liabilities:		
Property and equipment	$ (99,684)	$ (96,121)
Inventories	(1,366)	(2,152)
Investment in foreign subsidiaries and unconsolidated affiliates	(6,365)	(14,059)
Right-of-use lease asset	(34,496)	(35,135)
Intangibles	(13,245)	(14,440)
Other	(2,578)	(3,308)
Total deferred tax liabilities	$ (157,734)	$ (165,215)
Net deferred tax liabilities	$ (31,995)	$ (29,500)

As of December 31, 2023, the Company had deferred tax assets of $10.7 million recorded in other assets on the consolidated balance sheets.

For U.S. income taxes, companies may use foreign tax credits to offset the income taxes due on income earned from foreign sources. The foreign tax credits claimed for a particular taxable year may be limited. Foreign tax credits may be carried back one year and forward ten years. As of December 31, 2023, the Company had $19.5 million of excess foreign tax credits, of which, $13.2 million will expire in 2024 and $6.3 million will expire after 2025.

As of December 31, 2023, the Company had a $38.0 million net operating loss carryforward in the U.S. In addition, the Company has net operating losses in certain states totaling $563.4 million, which began to expire during the twelve months ended December 31, 2023. The following table shows the expiration of such loss carryforwards (in thousands, except dates):

	December 31, 2023	Expiration
Foreign tax credit carryforwards	$19,456	2024-2032
Foreign net operating loss carryforwards	$395,232	Indefinite
State net operating loss carryforwards	$428,846	Indefinite
State net operating loss carryforwards	$134,533	2024-2041
Section 163j interest expense	$235,384	Indefinite

The Company estimates the likelihood of the recoverability of its deferred tax assets. Any valuation allowance recorded is based on estimates and assumptions of taxable income in future periods and a determination is made of the magnitude of deferred tax assets which are more likely than not to be realized. If these estimates and related assumptions change in the future, the Company may be required to record additional valuation allowance against its deferred tax assets and its effective tax rate may increase which could result in a material adverse impact on the Company's financial position, results of operations and cash flows. The valuation allowance continues to be applied against certain deferred income tax assets where the Company has assessed that the realization of such assets does not meet the "more likely than not" criteria. Valuation allowances against net deferred tax assets aggregated to $155.4 million and $159.6 million as of December 31, 2023 and 2022, respectively. As of December 31, 2023, valuation allowances were $79.1 million for foreign operating loss carryforwards, $32.4 million for state operating loss carryforwards, $27.7 million for interest expense limitation carryforwards, $15.3 million for foreign tax credits and $0.9 million for capital loss carryforwards. As of December 31, 2022, valuation allowances were $79.9 million for foreign operating loss carryforwards, $31.6 million for state operating loss carryforwards, $17.7 million for interest expense limitation carryforwards and $29.4 million for foreign tax credits and $1.0 million for capital loss carryforwards.

The Company recorded $2.5 million of deferred taxes related to the change in estimated UK pension liabilities. This amount is reflected in other comprehensive income. During the twelve months ended December 31, 2023, the Company utilized $27.0 million of net operating losses in various foreign jurisdictions and released through continuing operations an offsetting valuation allowance previously recorded against the net operating losses.

The components of income (loss) before income taxes for the periods reflected in the table below were as follows (in thousands):

	Twelve Months Ended December 31, 2023		Nine Months Ended December 31, 2022		Twelve Months Ended March 31, 2022	
Domestic	$	(39,130)	$	(7,692)	$	(23,346)
Foreign		57,142		28,771		18,927
Income (loss) before income taxes	$	18,012	$	21,079	$	(4,419)

The components of income tax expense (benefit) for the periods reflected in the table below were as follows (in thousands):

	Twelve Months Ended December 31, 2023		Nine Months Ended December 31, 2022		Twelve Months Ended March 31, 2022	
Current:						
Domestic	$	10,347	$	3,995	$	5,971
Foreign		13,916		8,821		7,068
	$	24,263	$	12,816	$	13,039
Deferred:						
Domestic	$	(2,568)	$	(3,419)	$	(5,945)
Foreign		3,237		(1,903)		4,200
	$	669	$	(5,322)	$	(1,745)
Income tax expense	$	24,932	$	7,494	$	11,294

The reconciliation of the U.S. Federal statutory tax rate to the effective income tax rate for the periods reflected in the table below is as follows:

	Twelve Months Ended December 31, 2023	Nine Months Ended December 31, 2022	Twelve Months Ended March 31, 2022
Statutory rate	21.0 %	21.0 %	21.0 %
Net foreign tax on non-U.S. earnings	15.5 %	49.0 %	(348.2)%
Foreign earnings double tax relief	(9.5)%	(5.0)%	25.2 %
Foreign earnings indefinitely reinvested abroad	(3.4)%	(28.7)%	44.8 %
Change in valuation allowance	(23.6)%	(12.9)%	16.7 %
Foreign earnings that are currently taxed in the U.S.	7.4 %	5.9 %	(40.5)%
Changes in prior year estimates	— %	0.9 %	(3.8)%
Impact of U.S. withholding tax	2.2 %	3.6 %	(10.1)%
Impact of tax rate changes	2.6 %	— %	— %
Foreign tax credits	76.5 %	— %	— %
Deferred gains	7.9 %	— %	— %
GILTI income	19.8 %	— %	— %
Other, net	22.0 %	1.8 %	(45.2)%
Sale of subsidiaries	— %	— %	22.0 %
Impairment of foreign investments	— %	— %	62.4 %
Effective tax rate	138.4 %	35.6 %	(255.7)%

The Company's effective income tax rate for the twelve months ended December 31, 2023 is primarily impacted by income tax from non-US earnings in certain profitable jurisdictions, adjustments to valuation allowances against future realization of deductible business interest expense and adjustments to valuation allowances against net operating losses.

The Company files income tax returns in the U.S. federal jurisdiction, various states and foreign jurisdictions. The Company is currently undergoing multiple tax examinations in various jurisdictions in which it operates. The ultimate settlement and timing of these additional potential tax assessments is uncertain, but the Company will continue to vigorously defend its return filing positions and does not view additional assessments as probable at this time.

The following table summarizes the years open by jurisdiction as of December 31, 2023:

	Years Open
U.S.	2020 to present
UK	2022 to present
Nigeria	2013 to present
Trinidad	2010 to present
Australia	2019 to present
Norway	2019 to present
Brazil	2019 to present

During the twelve months ended December 31, 2023, adjustments were made to estimates for uncertain tax positions in certain tax jurisdictions based upon changes in facts and circumstances, resulting in an increase to income tax expense. As of December 31, 2023 and 2022, the Company had $4.2 million and $4.1 million, of unrecognized tax benefits respectively, all of which would have an impact on its effective tax rate, if recognized.

The activity associated with unrecognized tax benefit for the periods reflected in the table below was follows (in thousands):

	Twelve Months Ended December 31, 2023	Nine Months Ended December 31, 2022	Twelve Months Ended March 31, 2022
Unrecognized tax benefits – beginning of period	$ 4,067	$ 3,942	$ 4,258
Increases for tax positions taken in prior periods	106	200	147
Decreases for tax positions taken in prior periods	—	(75)	(420)
Decrease related to statute of limitation expirations	—	—	(43)
Unrecognized tax benefits – end of period	$ 4,173	$ 4,067	$ 3,942

As of December 31, 2023, the Company had aggregated approximately $211.3 million in unremitted earnings generated by foreign subsidiaries. The Company expects to indefinitely reinvest these earnings. The Company has not provided deferred taxes on these unremitted earnings. If the Company's expectations were to change, withholding and other applicable taxes incurred upon repatriation, if any, are not expected to have a material impact on its results of operations.

Note 13 — SHARE-BASED COMPENSATION

In August 2021, the Company adopted the 2021 Equity Incentive Plan (the "LTIP"). Upon adoption, the LTIP replaced all pre-existing plans. The aggregate number of shares of common stock reserved and available for issuance pursuant to awards granted under the LTIP are (a) 1,640,000 shares minus (b) one share for each share issued under awards granted under pre-existing plans on or after June 1, 2021, through the adoption date of the LTIP, and plus (c) the number of shares subject to awards under pre-existing plans that are forfeited or expire and become available for issuance under the terms of the LTIP. The LTIP allows for awards to be granted in the form of stock options, stock appreciation rights, shares of restricted stock, other share-based awards (payable in cash or common stock) or performance awards, or any combination thereof, and may be made to outside directors, employees or consultants. Shares underlying awards that expire, terminate, are cancelled, or forfeited to the Company, or are settled in cash may be reused for subsequent awards. As of December 31, 2023, 823,882 shares remained available to grant under the LTIP.

Restricted Stock — During the twelve months ended December 31, 2023, the number of shares and the weighted average grant price of restricted stock transactions were as follows:

	Number of Shares	Weighted Average Grant Price
Non-vested as of January 1, 2023:	1,356,379	$ 28.78
Granted	656,556	$ 24.35
Vested/released	(435,298)	$ 24.65
Cancelled/forfeited	(133,962)	$ 14.31
Non-vested outstanding as of December 31, 2023	1,443,675	$ 29.36

The aggregate intrinsic value of the awards that vested and were released during the twelve months ended December 31, 2023, was $11.2 million. As of December 31, 2023, the Company had approximately $18.1 million in total unrecognized compensation costs associated with these awards, and the weighted average period over which it is expected to be recognized is 1.8 years.

Stock Options — During the twelve months ended December 31, 2023, the number of stock options transactions and the weighted average grant price of stock options were as follows:

	Number of Shares		Weighted Average Grant Price		Weighted Average Exercise Price
Outstanding as of January 1, 2023:	412,529	$	19.99	$	22.11
Exercised/released	(12,500)	$	10.99	$	15.76
Cancelled/forfeited	(1,540)	$	24.67	$	17.87
Expired	(22,410)	$	27.35	$	55.69
Outstanding as of December 31, 2023	376,079	$	19.83	$	20.34

As of December 31, 2023, the Company had no unrecognized compensation costs associated with stock options. The weighted average remaining contractual term on the outstanding stock options is 5.8 years. As of December 31, 2023, the weighted average exercise price of the vested and exercisable stock options was $20.34 and had an aggregate intrinsic value of $3.8 million. The Company did not grant any stock options during the twelve months ended December 31, 2023, the nine months ended December 31, 2022, and twelve months ended March 31, 2022.

The Company utilizes the Black-Scholes option valuation model for estimating the fair value of its stock options and these stock options either vest on a cliff-basis after three years or in equal parts over four years, depending on the award agreement terms.

The Company grants non-performance based restricted stock units that vest over a three year period and Cash Return on Invested Capital ("ROIC") awards at grant date fair values derived using the Company's closing stock price on the day the awards are granted and also vest over a three year period. The grant date fair values on performance-based restricted stock units ("PSUs") and Total Stock Return ("TSR") awards are determined under a Monte Carlo Simulation in a risk-neutral framework using Geometric Brownian Motion and will vest on a cliff-basis, after three years, subject to certain stock price performance targets.

Note 14 — DEFINED CONTRIBUTION AND PENSION PLANS

The Bristow Group Inc. Employee Savings and Retirement Plan (the "Bristow Plan") covers certain of the Company's U.S. employees. Under the Bristow Plan, the Company matches each participant's contributions up to 3% of the employee's compensation. In addition, under the Bristow Plan, the Company contributes an additional 3% of the employee's compensation.

BHL and Bristow International Aviation (Guernsey) Limited ("BIAGL") each have a defined contribution plan (the "Defined Benefit Pension Plans"). These defined contribution plans were put in place for new hires following the closure of the defined benefit pension plans described below. There are defined contribution sections within the closed defined benefit plans which were established for those defined benefit members who were in active service when the schemes closed to new benefit accrual.

The Company's contributions to its defined contribution plans were $28.4 million, $15.7 million and $21.4 million for the twelve months ended December 31, 2023, nine months ended December 31, 2022 and twelve months ended March 31, 2022, respectively.

Defined Benefit Plans

The Defined Benefit Pension Plans were replaced by the defined contribution plans described above and closed to future accrual as of February 1, 2004. Prior to replacement, the Defined Benefit Pension Plans covered all full-time employees of Bristow Aviation and BIAGL employed on or before December 31, 1997. The defined benefits for participants in the Defined Benefit Pension Plans were based on the employee's annualized average last three years' pensionable salaries up to February 1, 2004, increasing thereafter in line with retail price inflation (prior to 2011) and consumer price inflation (from 2011 onwards), and subject to maximum increases of 5% per year over the period to retirement. Any valuation deficits are funded by contributions by BHL and BIAGL.

Plan assets are held in separate funds administered by the plans' trustee (the "Plan Trustee"), which are primarily invested in equities, debt securities and cash. The measurement date adopted is December 31, and resulting gains or losses are amortized over the average remaining life expectancy of the plan members.

The following table shows the activity associated with the projected benefit obligation and the fair value of plan assets in addition to the defined benefit retirement plans' funded status (in thousands):

	Twelve Months Ended December 31, 2023	Nine Months Ended December 31, 2022	Twelve Months Ended March 31, 2022
Change in benefit obligation:			
Projected benefit obligation (PBO) at beginning of period	$ 367,609	$ 529,956	$ 578,918
Service cost	42	663	732
Interest cost	17,406	8,987	9,757
Actuarial loss (gain)	(17,939)	(107,835)	(9,592)
Benefit payments and expenses	(25,771)	(18,481)	(23,418)
Effect of exchange rate changes	21,968	(45,681)	(26,441)
Projected benefit obligation (PBO) at end of period	$ 363,315	$ 367,609	$ 529,956
Change in plan assets:			
Fair value of assets at beginning of period	$ 347,520	$ 511,786	$ 534,768
Actual return on assets	9,836	(113,510)	8,633
Employer contributions	14,278	11,725	16,234
Benefit payments and expenses	(25,771)	(18,481)	(23,418)
Effect of exchange rate changes	20,767	(44,000)	(24,431)
Fair value of assets at end of period	$ 366,630	$ 347,520	$ 511,786
Reconciliation of funded status:			
Accumulated benefit obligation (ABO)	$ 363,315	$ 367,609	$ 529,956
Projected benefit obligation (PBO)	$ 363,315	$ 367,609	$ 529,956
Fair value of assets	(366,630)	(347,520)	(511,786)
Net recognized pension liability (asset)	$ (3,315)	$ 20,089	$ 18,170
Amounts recognized in accumulated other comprehensive loss	$ (7,528)	$ 12,441	$ (5,962)

The service cost component is reported in the Company's consolidated statements of operations in total costs and expenses. All other components of net periodic pension cost are reported in the other expenses, net. Details of the components of net periodic pension cost (benefit) for the periods reflected in the table below were as follows (in thousands):

	Twelve Months Ended December 31, 2023	Nine Months Ended December 31, 2022	Twelve Months Ended March 31, 2022
Service cost for benefits earned during the period	$ 42	$ 663	$ 732
Interest cost on pension benefit obligation	17,406	8,987	9,757
Expected return on assets	(18,321)	(11,347)	(12,290)
Net periodic pension cost (benefit)	$ (873)	$ (1,697)	$ (1,801)

Actuarial assumptions used to develop the components of the Defined Benefit Pension Plans for the periods reflected in the table below were as follows:

	Twelve Months Ended December 31, 2023	Nine Months Ended December 31, 2022	Twelve Months Ended March 31, 2022
Discount rate	4.80 %	2.70 %	2.00 %
Expected long-term rate of return on assets	5.02 %	3.22 %	2.42 %
Pension increase rate	3.10 %	3.40 %	3.00 %

The Company utilizes a British pound sterling denominated AA corporate bond index as a basis for determining the discount rate for its Defined Benefit Pension Plans. The expected rate of return assumptions have been determined following consultation with the Company's actuarial advisors. In the case of bond investments, the rates assumed have been directly based on market redemption yields at the measurement date, and those on other asset classes represent forward-looking rates that have typically been based on other independent research by investment specialists.

Under UK and Guernsey legislation, it is the Plan Trustee who is responsible for the investment strategy of the plans, although day-to-day management of the assets is delegated to a team of regulated investment fund managers. The Plan Trustee of the Bristow Staff Pension Scheme (the "Scheme") aims to invest the assets of the Scheme prudently so that the benefits promised to members are provided. In setting the investment strategy, the Trustee first considered the lowest risk asset allocation that it could adopt in relation to the Scheme's liabilities.

The types of investments are held, and the relative allocation of assets to investments is selected, in light of the liability profile of the Scheme, its cash flow requirements, the funding level and the Plan Trustee's stated objectives. In addition, in order to avoid an undue concentration of risk, assets are diversified within and across asset classes.

The market value of the plan's assets as of December 31, 2023 and 2022 was allocated between asset classes. Details of target allocation percentages under the Plan Trustee's investment strategies as of the same dates are also included as follows:

Asset Category	Target Allocation as of December 31,		Actual Allocation as of December 31,	
	2023	2022	2023	2022
Equity securities	20.9 %	14.4 %	21.9 %	20.5 %
Debt securities	24.7 %	19.0 %	38.4 %	29.8 %
Property	5.9 %	6.7 %	4.6 %	6.8 %
Other assets	48.5 %	59.9 %	35.1 %	42.9 %
Total	100.0 %	100.0 %	100.0 %	100.0 %

The following table summarizes, by level within the fair value hierarchy, the plan assets as of December 31, 2023, which are valued at fair value (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2023
Cash and cash equivalents	$ 6,629	$ 13,895	$ —	$ 20,524
Equity investments - UK	510	—	—	510
Equity investments - non-UK	2,932	—	—	2,932
Insurance linked securities	—	—	382	382
Liquid credit	—	49,334	—	49,334
Alternative investments	—	52,521	—	52,521
Diversified growth (absolute return) funds	892	—	—	892
Government debt securities	892	89,235	—	90,127
Corporate debt securities	1,402	—	—	1,402
Insurance policy	—	—	110,779	110,779
Total fair value investments	$ 13,257	$ 204,985	$ 111,161	$ 329,403
Net asset value[1]	—	—	—	37,227
Total investments	$ 13,257	$ 204,985	$ 111,161	$ 366,630

_____

[1] Includes illiquid credit and property debt amounts held at net asset values.

The following table summarizes, by level within the fair value hierarchy, the plan assets as of December 31, 2022, which are valued at fair value (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2022
Cash and cash equivalents	$ 3,729	$ 9,623	$ —	$ 13,352
Equity investments - UK	962	—	—	962
Equity investments - non-UK	2,165	—	—	2,165
Insurance linked securities	—	—	25,141	25,141
Liquid credit	—	7,819	—	7,819
Alternative investments	—	42,222	—	42,222
Diversified growth (absolute return) funds	722	—	—	722
Government debt securities	481	102,007	—	102,488
Corporate debt securities	1,203	—	—	1,203
Insurance policy	—	—	108,863	108,863
Total fair value investments	$ 9,262	$ 161,671	$ 134,004	$ 304,937
Net asset value[1]	—	—	—	42,583
Total investments	$ 9,262	$ 161,671	$ 134,004	$ 347,520

_____

[1] Includes illiquid credit and property debt amounts held at net asset values.

The investments' fair value measurement level within the fair value hierarchy is classified in its entirety based on the lowest level of input that is significant to the measurement. The fair value of assets using Level 2 inputs is determined based on the fair value of the underlying investment using quoted prices in active markets or other significant inputs that are deemed observable.

The Company expects to fund payments with cash contributions to the plans, plan assets and earnings on plan assets. Estimated future benefit payments for each of the years ended December 31 is as follows (in thousands):

Year Ended December 31,	Payments
2024	$ 10,619
2025	5,099
2026	5,099
2027	5,099
2028	5,099
Thereafter	—

Note 15 — STOCKHOLDERS' EQUITY AND ACCUMULATED OTHER COMPREHENSIVE INCOME

Stock Repurchase Program

In August 2022, the Board authorized a stock repurchase program providing for the repurchase of up to $40.0 million. Purchases of the Company's common stock under this stock repurchase program may be made in the open market, including pursuant to a Rule 10b5-1 program, by block repurchases, in private transactions (including with related parties) or otherwise, from time to time, depending on market conditions, has no expiration date and may be suspended or discontinued at any time without notice, subject to any changes in applicable law or regulations thereunder. As of December 31, 2023, 40.0 million remained available under this stock repurchase program.

Accumulated Other Comprehensive Income (Loss)

The following table shows the changes in balances for accumulated other comprehensive income (loss) (in thousands):

	Currency Translation Adjustments	Pension Liability Adjustments [1]	Unrealized gain (loss) on cash flow hedges [2]	Total
Balance as of March 31, 2021	$ 32,646	$ (37,965)	$ (1,596)	$ (6,915)
Other comprehensive loss before reclassification	(25,274)	—	—	(25,274)
Reclassified from accumulated other comprehensive income	—	5,962	2,777	8,739
Net current period other comprehensive income (loss)	(25,274)	5,962	2,777	(16,535)
Foreign exchange rate impact	(1,729)	1,729	—	—
Balance as of March 31, 2022	$ 5,643	$ (30,274)	$ 1,181	$ (23,450)
Other comprehensive loss before reclassification	(48,368)	—	(455)	(48,823)
Reclassified from accumulated other comprehensive income	—	(12,441)	657	(11,784)
Net current period other comprehensive income (loss)	(48,368)	(12,441)	202	(60,607)
Foreign exchange rate impact	(2,625)	2,625	—	—
Balance as of December 31, 2022	$ (45,350)	$ (40,090)	$ 1,383	$ (84,057)
Other comprehensive income before reclassification	21,370	—	(84)	21,286
Reclassified from accumulated other comprehensive income	—	7,528	600	8,128
Net current period other comprehensive income	21,370	7,528	516	29,414
Foreign exchange rate impact	2,379	(2,379)	—	—
Balance as of December 31, 2023	$ (21,601)	$ (34,941)	$ 1,899	$ (54,643)

---

[1] Reclassification of amounts related to pension liability adjustments are included as a component of net periodic pension cost.

[2] Reclassification of amounts related to cash flow hedges were included as operating expenses.

Note 16 - EARNINGS PER SHARE

Basic earnings per common share is computed by dividing income available to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share excludes options to purchase common shares and restricted stock units and awards which were outstanding during the period but were anti-dilutive. The following table shows the computation of basic and diluted earnings per share (in thousands, except and per share amounts):

	Twelve Months Ended December 31, 2023	Nine Months Ended December 31, 2022	Twelve Months Ended March 31, 2022
Income (loss):			
Net income (loss) attributable to Bristow Group Inc.	$ (6,780)	$ 13,528	$ (15,791)
Shares of common stock:			
Weighted average shares of common stock outstanding – basic	28,139	28,066	28,533
Net effect of dilutive stock	—	508	—
Weighted average shares of common stock outstanding – diluted[1]	28,139	28,574	28,533
Earnings (losses) per common share - basic	$ (0.24)	$ 0.48	$ (0.55)
Earnings (losses) per common share - diluted	$ (0.24)	$ 0.47	$ (0.55)

_____

[1] Excludes weighted average common shares of 1,920,901 for the twelve months ended December 31, 2023, 1,276,783 for the nine months ended December 31, 2022 and 1,573,745 for the twelve months ended March 31, 2022, for certain share awards as the effect of their inclusion would have been antidilutive.

Note 17 — SEGMENT AND GEOGRAPHIC AREA INFORMATION

The Company conducts business in one segment: aviation services. The aviation services global operations include four regions as follows: Europe, the Americas, Africa and Asia Pacific. The Europe region comprises all of the Company's operations and affiliates in Europe, including the Dutch Caribbean, the Falkland Islands, the Netherlands, Norway and the UK. The Americas region comprises all of the Company's operations and affiliates in North America and South America, including Brazil, Canada, Guyana, Suriname, Trinidad and the U.S. Gulf of Mexico. The Africa region comprises all of the Company's operations and affiliates on the African continent, including Nigeria. The Asia Pacific region comprises all of the Company's operations and affiliates in Australia.

The percentage of the Company's operating revenues were derived from the following major customers for the periods reflected in the table below were as follows:

	Twelve Months Ended December 31, 2023	Nine Months Ended December 31, 2022	Twelve Months Ended March 31, 2022
Customer A	18.5 %	19.4 %	20.3 %
Customer B	8.8 %	9.0 %	11.1 %
Customer C	5.6 %	6.0 %	6.3 %
Total percentage of operating revenues	32.9 %	34.4 %	37.7 %

The following tables show region information reconciled to consolidated totals, and prepared on the same basis as the Company's consolidated financial statements (in thousands):

	Twelve Months Ended December 31, 2023	Nine Months Ended December 31, 2022	Twelve Months Ended March 31, 2022
Region revenues from external customers:			
Europe	$ 721,553	$ 492,981	$ 662,421
Americas	366,214	287,975	379,623
Africa	122,638	77,038	69,663
Asia Pacific	87,024	64,217	72,035
Other	—	358	1,462
Total region revenues	$ 1,297,429	$ 922,569	$ 1,185,204
Consolidated operating income (loss):			
Europe	$ 52,017	$ 45,020	$ 62,082
Americas	62,614	46,208	71,571
Africa	27,959	(986)	(27,848)
Asia Pacific	11,256	2,809	(13,454)
Other	(94,207)	(62,700)	(92,515)
Gains (losses) on disposal of assets	1,112	(480)	1,347
Total consolidated operating income (loss)	$ 60,751	$ 29,871	$ 1,183

	December 31,	
	2023	2022
Identifiable assets:		
Europe	$ 1,186,587	$ 1,012,291
Americas	525,050	484,410
Africa	88,445	84,528
Asia Pacific	58,980	37,459
Other	78,216	193,313
Total identifiable assets	$ 1,937,278	$ 1,812,001

The Company attributes revenue to various countries based on the location where services are actually performed. Long-lived assets consist primarily of helicopters and fixed wing aircraft and are attributed to various countries based on the physical location of the asset at the end of the periods reflected in the table below. Information by geographic area is as follows (in thousands):

	Twelve Months Ended December 31, 2023	Nine Months Ended December 31, 2022	Twelve Months Ended March 31, 2022
Revenues:			
UK	$ 436,419	$ 305,862	$ 406,089
Norway	240,793	179,724	256,461
U.S.	216,588	149,171	196,693
Other	403,629	287,812	325,961
Total revenues	$ 1,297,429	$ 922,569	$ 1,185,204

	December 31, 2023	December 31, 2022
Long-lived assets:		
UK	$ 643,592	$ 649,711
Norway	176,424	110,466
U.S.	183,363	292,335
Other	212,326	103,716
Total long-lived assets	$ 1,215,705	$ 1,156,228

Note 18 — TRANSITION PERIOD COMPARATIVE DATA

The following table shows selected financial information for the twelve months ended December 31, 2023 and the comparative period ended December 31, 2022 (the "Comparative Period"). The Comparative Period information is derived from the Company's unaudited, consolidated and combined financial statements.

	Twelve Months Ended December 31,	
	2023	2022
		(Unaudited)
Condensed income statement		
Total revenues	$ 1,297,429	$ 1,209,968
Total costs and expenses	1,244,955	1,179,397
Loss on impairment	—	(5,187)
Gains (losses) on disposal of assets	1,112	(521)
Earnings from unconsolidated affiliates	7,165	1,136
Operating income	60,751	25,999
Total other income (expense), net	(42,739)	(6,036)
Income tax expense	(24,932)	(10,754)
Net loss attributable to noncontrolling interests	140	6
Net income (loss) attributable to Bristow Group Inc.	$ (6,780)	$ 9,215
Earnings (losses) per common share:		
Basic	$ (0.24)	$ 0.33
Diluted	$ (0.24)	$ 0.32
Weighted average shares of common stock outstanding:		
Basic	28,139	28,104
Diluted	28,139	28,406
Condensed cash flows		
Net cash provided by (used in) operating activities	$ 32,037	$ (7,727)
Net cash used in investing activities	(47,319)	(51,984)
Net cash provided by (used in) financing activities	22,035	(24,623)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	13,226	(29,445)
Net increase (decrease) in cash, cash equivalents and restricted cash	19,979	(113,779)
Cash, cash equivalents and restricted cash at beginning of period	163,683	277,462
Cash, cash equivalents and restricted cash at end of period	$ 183,662	$ 163,683
Condensed balance sheets		
Total assets	$ 1,937,278	$ 1,812,001
Total liabilities	$ 1,114,099	$ 1,025,062
Total stockholders' equity	$ 823,179	$ 786,939

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Corporate Information

BOARD OF DIRECTORS



Christopher S. Bradshaw
President and
Chief Executive Officer
Bristow Group Inc.



Lorin L. Brass
Former Chief Executive Officer
of Shell Services International



Wesley E. Kern
Director
Improve One, LLC



Robert J. Manzo
Founder and Managing
Member of RJM I, LLC



G. Mark Mickelson
President
Mickelson & Company, LLC



Maryanne Miller
Retired Four-Star General
U.S. Air Force



Christopher Pucillo
Managing Partner and CEO/
CIO of Solus Alternative Asset
Management LP



Shefali Shah
Executive Vice President,
Chief Administrative Officer,
and General Counsel
Avaya Holdings Corp



Brian D. Truelove
Former Senior Vice
President, Global Services
Hess Corporation

MANAGEMENT TEAM



Christopher S. Bradshaw
President and
Chief Executive Officer



Alan Corbett
Chief Operating Officer,
Government Services



Elizabeth Matthews
Senior Vice President, General
Counsel, Head of Government
Affairs, and Corporate Secretary



Stuart Stavley
Chief Operating Officer,
Offshore Energy Services



David F. Stepanek
Executive Vice President,
Chief Transformation Officer



Mary Wersebe
Senior Vice President,
Chief Administrative Officer



Jennifer D. Whalen
Senior Vice President,
Chief Financial Officer



Samantha Willenbacher
Senior Vice President,
Key Accounts

STOCKHOLDER INFORMATION

Principal Executive Office
Bristow Group Inc.
3151 Briarpark Drive, Suite 700
Houston, Texas 77042
Phone: 713.267.7600
Fax: 713.267.7620
www.bristowgroup.com

Market Information
Bristow Group Inc.'s stock is
listed on the New York Stock
Exchange (NYSE) under the
symbol VTOL

Transfer Agent and Registrar
Equiniti Trust Company, LLC
55 Challenger Road, Floor 2
Ridgefield Park, NJ 07660
Phone: +1 800.937.5449
www.equiniti.com

Independent Auditors
KPMG LLP
811 Main Street, Suite 4500
Houston, Texas 77002
Phone: 713.319.2000
www.home.kpmg/us

Annual Meeting
The Annual Meeting
of Stockholders will be
held at 8:00 a.m. Central
Daylight Time on June 5,
2024 exclusively via a live
audio webcast at www.
virtualshareholdermeeting.
com/VTOL2024

Additional Information
The Bristow Group Inc.
Annual Report on Form 10-K
and other Company SEC filings
can be accessed on the
Bristow Group Inc. website,
www.bristowgroup.com, in the
"Investors" section



Global Leader in Vertical Flight

Bristow Group Inc.
3151 Briarpark Drive, Suite 700
Houston, Texas 77042
www.bristowgroup.com